 As filed with the Securities and Exchange Commission on October 16, 2000

                                                Registration No. 333-44772
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------

                             Amendment No. 2
                                      to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------

                     CATALYTICA ENERGY SYSTEMS, INC.
            (Exact Name of Corporation as Specified in Its Charter)
                                --------------

             Delaware                              3629                             77-0410420
   (State or other jurisdiction        (Primary Standard Industrial              (I.R.S. Employer
of incorporation or organization)       Classification Code Number)             Identification No.)

                                --------------

                     Catalytica Energy Systems, Inc.
                              430 Ferguson Drive
                         Mountain View, Ca 94043-5273
                                (650) 960-3000
   (Address, including zip code, and telephone number, including area code, of Catalytica Combustion Systems, Inc.'s principal executive offices)

                               CRAIG N. KITCHEN
                     President and Chief Executive Officer

                     Catalytica Energy Systems, Inc.
                              430 Ferguson Drive
                         Mountain View, CA 94043-5273
                                (650) 960-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                  Copies to:

                               August J. Moretti
                                   Kyle Guse
                        Heller Ehrman White & Mcauliffe
                        2500 Sand Hill Road, Suite 100
                       Menlo Park, California 94025-7063
                           Telephone: (650) 234-4229
                           Facsimile: (650) 234-4299
                                --------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          Proposed Maximum
                                         Aggregate Offering      Amount of
  Title of Securities to be Registered        Price(1)      Registration Fee(2)
-------------------------------------------------------------------------------
Common Stock, par value $0.0005........     $65,586,000           $17,315
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. In accordance with SEC Staff Legal bulletin No. 4 dated September 16, 1997, the proposed maximum aggregate offering price is based on the pro forma book value of the assets of the registrant as of June 30, 2000.
(2) Amount previously paid.
                                --------------
  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(A) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(A), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be     +
+changed. These securities may not be distributed until the registration       +
+statement filed with the Securities and Exchange Commission is effective. + +This preliminary prospectus is not an offer to sell nor does it seek an offer + +to buy these securities in any jurisdiction where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION. DATED OCTOBER 16, 2000.

                      Catalytica Energy Systems, Inc.

                             18,333,333 Shares
                       Common Stock are being distributed
                    to the Stockholders of Catalytica, Inc.

                                  -----------

  Prior to the distribution there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol "CATX".

  Neither we nor Catalytica will receive any proceeds from this distribution.

                                  -----------

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 9 to read about factors you should consider.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

  Delivery of the common stock will be made on or about      , 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Business Summary.........................................................   4
Risk Factors.............................................................   9
Forward-Looking Statements...............................................  15
The Distribution.........................................................  16
Reasons for the Distribution.............................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Selected Combined Financial Data.........................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  29
Unaudited Pro Forma Combined Financial Information.......................  43
Management...............................................................  46
Material United States Federal Income Tax Considerations.................  57
Related-Party Transactions...............................................  60
Arrangements Between Us and Catalytica...................................  62
Principal Stockholders...................................................  65
Description of Capital Stock.............................................  67
Shares Eligible for Future Sale..........................................  69
Validity of Common Shares................................................  70
Experts..................................................................  70
Where You Can Find More Information......................................  70
Index to Financial Statements............................................ F-1

   Through and including      , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should rely only on the information contained in this document regarding the distribution. We and Catalytica have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Catalytica is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

   Unless otherwise indicated, all references in this prospectus to "we," "our," "us," and "Energy Systems" are to Catalytica Energy Systems, Inc. All references to Catalytica and "parent" are to Catalytica, Inc. Unless otherwise noted, all references to shares and per share amounts assume that a two-for-one stock split is effectuated prior to the distribution. Unless otherwise noted, all information in this prospectus assumes that all of our outstanding preferred stock is converted into common stock on a one-for-one basis prior to the distribution.

                      Why This Prospectus Was Sent to You

   In March 2000, our largest stockholder Catalytica, announced its intention to conduct an initial public offering of our stock as the first step in our becoming an independent public company. Subsequently, as part of Catalytica's strategic plan to maximize value for its stockholders, the board of Catalytica agreed to sell Catalytica to Synotex Company, Inc., a subsidiary of DSM N.V. Synotex did not have an interest in acquiring our company or Catalytica Advanced Technologies, a wholly-owned subsidiary of Catalytica. Accordingly, prior to the Catalytica merger, Catalytica Advanced Technologies, will be combined with us and all of our shares of common stock owned by Catalytica will be distributed to its stockholders. This prospectus describes the relationship between us and Catalytica, our business, and also provides other information to assist you in evaluating the benefits and risks of holding or disposing of your shares of our common stock.

   This prospectus is being delivered by Catalytica to you because you were an owner of Catalytica common stock on the record date set by Catalytica for its stockholder meeting to consider the Catalytica merger. This prospectus will also be sent to Catalytica stockholders as of the record date for the distribution of our common stock as described in this prospectus. As described in the proxy statement related to the merger, you are entitled to receive cash and a distribution of .25 to .29 of a share of the common stock of Catalytica Energy Systems, Inc. for each share of Catalytica common stock owned by you on that date. Although no action is required on your part to cause this to happen, the distribution of this cash and these shares to you will have important tax and other consequences, so please read the information in this document carefully. The distribution and the merger will occur concurrently so that following the distribution and merger your shares of Catalytica common stock will be cancelled and you will receive our common stock and cash.

   You should read the following summary together with the more detailed information about our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus.

                          Summary of the Distribution

Relationship Between us and Catalytica

   Catalytica owns approximately 15 million, or approximately 85%, of our outstanding shares of common stock. See "Principal Stockholders." Prior to the distribution, Catalytica currently intends to purchase an additional
$50 million of our common stock, which would result in Catalytica owning 86% to 88% of our common stock at the time of the distribution. Catalytica is purchasing this additional stock to provide us with operating capital to fund anticipated losses. The merger agreement with Synotex also requires the distribution of our common stock immediately prior to and in connection with the merger. Catalytica will have no ownership interest in us after the distribution. After thorough consideration, the board of directors of Catalytica determined that the overall transaction including the distribution of our shares is in the best interest of the stockholders of Catalytica.

The Distribution

   All shares of our common stock held by Catalytica are being distributed pro-rata to the Catalytica stockholders as described in this prospectus. We currently estimate that you will receive between .25 and .29 of a share of our common stock for every share of Catalytica common stock held. The number of shares of our common stock to be distributed to each Catalytica stockholder will be based upon the number of shares of Catalytica common stock outstanding on the record date for the distribution. Since the precise record date is expected to be the closing date of the Catalytica merger, which will not be determined until immediately prior to the merger, the number of shares that you will receive cannot be established until that date.

   Distribution and Transfer Information. Synotex will designate a bank or trust to act as paying agent. The paying agent will mail a letter of transmittal to Catalytica stockholders beginning as soon as possible after the date of the merger. The letter of transmittal will outline the procedure by which the Catalytica stockholders will surrender their stock certificates for their cash merger consideration and shares of our common stock.

   Record Date for the Distribution. The record date for the distribution will be set as the date of, or the date immediately preceding, the closing of the merger with Synotex. The merger will close if and when the Catalytica stockholders approve the merger and the other conditions to the merger are satisfied.

   No Fractional Shares. We will not distribute fractional shares of common stock. Fractional shares will be aggregated and sold by the distribution agent to provide cash to holders in lieu of such fractional shares.

   Trading Market. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "CATX."

Tax Treatment of the Distribution

   The distribution and the merger will be taxable transactions to you for United States federal income purposes and possibly state, local and foreign purposes as well. A summary of the material United States federal income tax consequences of the distribution and the merger appears at pages 57-59 of the prospectus.

Investor Contact

   If you have questions about the distribution you should contact Jackie Cossmon,Vice President of Investor Relations for Catalytica, at Catalytica's principal executive offices at 430 Ferguson Drive, Mountain View, California 94043; telephone (650) 960-3000.

                             BUSINESS SUMMARY

Catalytica Energy Systems' Business

   We develop proprietary technologies that use catalysts to essentially eliminate the formation of harmful pollutants and improve the performance of hydrocarbon combustion systems such as gas turbines. Catalysts enhance the rate and thoroughness of chemical reactions, such as combustion, but are themselves unchanged. We have developed Xonon (pronounced "Zo non") Cool Combustion, a breakthrough combustion technology that achieves stable combustion at lower temperatures to avoid the formation of chemical pollutants without diminishing combustion efficiency. We plan to ship our first product and begin to derive product revenues in late 2001.

   We are initially applying our technology in gas turbines used for electric power generation and gas pipeline compression. We are targeting the gas turbine market because we believe that it offers the greatest potential for commercial sales growth. We believe the changes under way in the electric power industry will result in increased demand for the benefits offered by the Xonon combustion system.

   Prior to the distribution, Catalytica Advanced Technologies, Inc., a wholly owned subsidiary of Catalytica, will be merged into us. Catalytica Advanced Technologies is primarily in the business of developing new catalytic technologies in a number of areas. Areas of current focus are fuel processing technology for fuel cells, including the reforming of gasoline and natural gas, and improved catalytic processes employing high throughput testing and computer learning technologies.

Our Product

   In conventional combustion systems, a flame is used to combust the fuel. The temperature required to sustain a stable flame is significantly higher than the temperature at which the turbine is designed to operate. This excessive temperature causes the nitrogen and oxygen in the air to react, forming nitrogen oxides (NOx), a major contributor to air pollution.

   Our Xonon Cool Combustion technology combusts fuel flamelessly. This process releases the same amount of energy as flame-based combustion systems, but at a lower combustion temperature. Importantly, this temperature is below the threshold at which NOx is produced. The Xonon combustion system is the only operating catalytic combustion system for gas turbines and the only gas turbine combustion system demonstrated to achieve near-zero emissions.

   We collaborate with gas turbine original equipment manufacturers, called OEMs, to adapt their combustion systems to incorporate Xonon Cool Combustion technology. We believe that we and the OEMs can design the Xonon combustion system to suit any size and type of gas turbine. For each turbine model that an OEM agrees to pursue, we would design a catalytic Xonon module, the key component of the Xonon combustion system, to fit directly into the turbine combustor(s). We then would manufacture the custom-designed Xonon modules which the OEMs incorporate as an integral part of their product. The Xonon modules would have an expected life of approximately one year of continuous operation and would be replaced during regular, scheduled maintenance over the life of the turbine. We expect to derive our revenue principally through the sale of Xonon modules to OEMs for use in both new and previously installed gas turbines as original equipment and for routine replacement. We plan to ship our first product and begin to derive product revenue in late 2001.

The Market Need

   Gas turbines have emerged as the solution of choice for new power generation due primarily to their inherent operating flexibility, high efficiency, relatively low capital and installation costs, and overall cleanliness relative to other generation alternatives. Cambridge Energy Research Associates, an independent industry research firm, estimates that gas-fired generation will account for 97% of all U.S. generation capacity additions between 1999 and 2004. We believe that a portion of these electric generation projects may require a "dual fuel" option, meaning the ability to be powered either by natural gas or by an alternative liquid fuel. We do not expect to ship our product until at least 2001 and we expect to incur losses until at least 2003.

   Despite the advantages of gas over other fuel alternatives, emissions from gas-fired generation remain a concern. In order to reduce emissions, gas turbine manufacturers have developed improved flame-based combustion systems, the most advanced of which is the lean pre-mix (LPM) system. However, in some cases these measures have contributed to premature component failure and reduced gas turbine reliability. Even the most effective LPM systems cannot achieve near-zero emissions levels, and additional devices such as exhaust cleanup systems are often required. Exhaust cleanup systems add significant capital and operating costs, reduce overall project performance and efficiency and can create incremental health risks through secondary emissions and the transportation and storage of toxic reagents. In addition, exhaust cleanup systems cannot be used in all gas turbine applications. A combination of traditional technologies could reduce gas turbine emissions to levels comparable to or lower than emission levels of Xonon-equipped gas turbines in some applications.

   We believe that the introduction of a technology that can cost-effectively achieve near-zero emissions across all turbine applications will create significant value for turbine end-users by enabling them to better respond to the demands of the changing energy industry. In applications where gas turbines cannot achieve near-zero emissions using traditional technologies, Xonon can expand the use of gas turbines. In applications where gas turbines can achieve near-zero emissions using a combination of traditional technologies, Xonon can reduce compliance costs as a lower-cost emissions solution. While we expect Xonon-equipped gas turbines to be priced to end-users by the OEM's to capture a share of the value added, we expect Xonon to be viewed by end-users to be a cost-effective emissions or combustion solution in light of its benefits.

The Xonon Cool Combustion Solution

   Xonon Cool Combustion technology has several key benefits when compared to conventional gas turbine combustion and emissions reduction systems. Xonon Cool Combustion technology:

  .  Essentially eliminates the formation of NOx;

  .  Reduces emissions of carbon monoxide and unburned hydrocarbons;

  .  Avoids the use of costly exhaust cleanup systems;

  .  Maintains gas turbine combustion efficiency;

  .  Reduces the potential for premature component failure; and

  .  Broadens the range of gas turbine applications.

   As a result, Xonon Cool Combustion technology should significantly increase flexibility in siting, permitting, and operating gas turbines. Xonon-equipped turbines can be put into service in densely populated areas where environmental concerns may have previously prevented gas turbines from being used.

Strategic Relationships

   General Electric. GE Power Systems, an operating division of General Electric Company, is the leading manufacturer of gas turbines in the world. We have been working with GE Power Systems to develop Xonon-equipped gas turbines since 1991. In November 1998, we signed an agreement under which we and GE will develop the Xonon combustion system components for selected models of GE gas turbines and we are required to supply Xonon modules for initial turbine installation and periodic replacement. The agreement also requires GE to market the Xonon combustion system under the Xonon brand. Our initial focus under this agreement is the 10 megaWatt (or MW) GE10 turbines manufactured by GE's Nuovo Pignone subsidiary and GE Power Systems' larger 170 MW 7FA turbines. We are now developing and are testing Xonon modules for incorporation into GE's E class gas turbines such as the GE10. We are also undertaking development and testing of enabling technology required to facilitate the incorporation of Xonon into GE's F class turbines, such as the 7FA. While both F class and E class gas turbines have combustion temperatures well in excess of their operating temperatures when using conventional flame-based combustion, F class gas turbines have higher operating temperatures than E class gas turbines.

   Enron Corp. In January 1998, Enron announced that it would evaluate the use of the Xonon combustion system in certain of its future wholesale power generation, distributed power generation, and pipeline compressor projects. At the same time, Enron Ventures, a wholly-owned subsidiary of Enron, purchased approximately

1.3 million shares of our Series B preferred stock (2.7 million on an as-converted to common stock basis) for $30.0 million, representing a 15% equity interest. Enron also received a three-year option to purchase up to an additional 1,071,430 shares (on an as-converted to common stock basis). As part of Enron's investment, Thomas E. White, Vice Chairman of Enron Energy Services, joined our Board of Directors.

   Other OEMs. We currently have development agreements with Solar Turbines (a subsidiary of Caterpillar, Inc.) and Rolls Royce. We are in discussions with a number of additional turbine OEMs including Kawasaki and Pratt & Whitney Canada.

   Orders to Date. In April 2000, Alliance Power, an independent project developer, entered into a preliminary agreement for the purchase of six Xonon-equipped GE10 10 MW gas turbines from Nuovo Pignone, a subsidiary of GE. In May 2000, Kawasaki and Enron Energy Services announced their intent to furnish three Xonon-equipped Kawasaki M1A-13X 1.5 MW gas turbines for a distributed generation project. In December 1999, Enron North America ordered four GE 7FA 170 MW gas turbines specifying Xonon as the preferred emissions control system. None of these four 7FA turbines will be shipped with Xonon, however, unless that system is developed in time.

Our Strategy

   Our goal is to make Xonon the preferred combustion solution for gas turbines and other applications. Our strategy for achieving this goal is as follows:

  . Continue to Develop our OEM Relationships. We intend to develop and sell Xonon combustion systems through OEMs. We plan to work with current OEM partners to expand the availability of Xonon in their product lines, and with additional OEMs to incorporate Xonon in their gas turbines.

  . Market Currently Offered Xonon-equipped Gas Turbines. During the initial stages of commercialization, we are working with our OEM partners and are participating in the early stages of discussions related to their gas turbine orders.

  . Establish and Promote Xonon Brand Awareness. We believe that increased awareness of the Xonon combustion system and its benefits among end-users will accelerate OEMs' incorporation of Xonon combustion systems across their product lines. We expect to actively promote awareness of Xonon combustion systems to a broad audience and to establish brand awareness by targeting our marketing and product development activities to demonstrate the range of Xonon's benefits.

  . Aggressively Defend Our Intellectual Property and Broaden Our Technology Base. Both our accumulated experience and our intellectual property base place us at a considerable advantage relative to other potential developers of catalytic combustion and competing technologies. We intend to continue technological development and to vigorously defend our intellectual property.

  . Expand the Applications of Our Technology. We believe our technology can be implemented in many additional applications including diesel engines, micro-turbines and hybrid fuel cell power systems. We expect to continue research and development in these areas where technical and commercial factors appear encouraging.

   We were incorporated in Delaware in June 1995 as a wholly-owned subsidiary of Catalytica. Our principal executive offices are located at 430 Ferguson Drive, Mountain View, California 94043-5273. In October 2000, we changed our name from Catalytica Combustion Systems, Inc. to Catalytica Energy Systems, Inc. Our telephone number at that location is (650) 960-3000. Our web site is http://www.catalytica-inc.com. This web site address is subject to change. The information found on our web site is not part of this prospectus.

   Xonon(TM), Cool Combustion(TM) and Catalyst Development Engine(TM) are trademarks of Catalytica Energy Systems, Inc. This prospectus also refers to trademarks and trade names of other organizations.

                             Summary Financial Data
                     (in thousands, except per share data)

                                                                        Six months
                                                                        ended June
                                  Year ended December 31,                  30,
                          --------------------------------------------  ----------
                           1995     1996     1997     1998      1999       2000
                          -------  -------  -------  -------  --------  ----------
Combined Statement Of
 Operations Data:
Research and development
 contracts..............  $ 4,229  $ 5,934  $ 5,139  $ 6,279  $  3,053   $ 2,433
Costs and expenses:
  Research and
   development(1).......    6,051    6,451    6,009    9,313     9,627     4,244
  Costs associated with
   discontinued product
   line.................    2,143      268      --       --        --        --
  Selling general and
   administrative.......      591      708      671    1,269     4,786     2,087
                          -------  -------  -------  -------  --------   -------
    Total costs and
     expenses...........    8,785    7,427    6,680   10,582    14,413     6,331
                          -------  -------  -------  -------  --------   -------
Operating loss..........   (4,556)  (1,493)  (1,541)  (4,303)  (11,360)   (3,898)
Loss on joint venture...      --       --    (4,355)  (3,826)   (1,133)      --
Interest income.........      --       --       --     1,409     1,041       402
Interest expense........      (41)    (114)    (374)    (177)     (278)     (106)
                          -------  -------  -------  -------  --------   -------
Net loss(2).............  $(4,597) $(1,607) $(6,270) $(6,897) $(11,730)  $(3,602)
                          =======  =======  =======  =======  ========   =======

   In the "pro forma" column below, we have adjusted the actual balance sheet data to give effect to the distribution of our stock by Catalytica prior to the merger of Catalytica with Synotex and to give effect to related transaction expenses.

                                               December 31     June 30, 2000
                                             --------------- -----------------
                                              1998    1999   Actual  Pro forma
                                             ------- ------- ------- ---------
Summary Combined Balance Sheet:
Cash, cash equivalents and short-term
 investments................................ $22,847 $16,032 $12,906  $57,906
Total assets................................  28,520  19,840  17,807   65,586
Total stockholders' equity..................  24,137  12,552   9,049   61,877

--------
(1)  See Note 2 to the financial statements.
(2) Since the combined entity does not have a formal capital structure, loss per share information has not been presented.

                                 RISK FACTORS

   You should carefully consider the risks described below before you decide to hold or sell our common stock. If any of the following risks were to occur, our business, financial condition or results of operations could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

   This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, as more fully described below and elsewhere in this prospectus.

Risks Related to Our Business

We are an early stage company and your basis for evaluating us is limited

   Our activity to date has consisted of developing the Xonon Cool Combustion technology and designing products for its commercialization. We do not expect to ship our Xonon modules until at least 2001. Catalytica Advanced Technologies is also in the early stages of development. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects. Since we are an early stage company, our revenues will initially be low relative to the size of likely orders and may therefore vary significantly from quarter to quarter. An investor in our common stock should consider the challenges, expenses and difficulties that we will face as an early stage company seeking to develop, manufacture and sell a new product.

We have incurred losses and anticipate continued operating losses through at least 2003

   As of June 30, 2000, we had an accumulated deficit of $47.5 million. We have not achieved profitability and expect to continue to incur net losses until we can produce sufficient revenues to cover our costs. We expect to incur operating losses through at least 2003. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

We must successfully complete further development work before Xonon-equipped gas turbines can be shipped. Delays in completing this work could result in the loss of orders, and the emergence of significant technical issues could result in termination by OEMs of certain agreements to adapt Xonon to their gas turbines

   Incorporating our technology in each gas turbine model will require adaptation work by us and the OEM, such as additional engineering work and, for some turbines, technology development. In most cases, that work has not yet been completed. For example, we have not yet completed the development of Xonon required to integrate it into the GE 7FA gas turbine. The GE 7FA gas turbine operates at a higher firing temperature than other gas turbine models for which we and GE have done more extensive adaptation work. The remaining work for the 7FA and possibly other gas turbine models may involve significant technical risks, and may extend over several years. We are, however, currently performing within the timetables established for completion of these programs. We may not be successful in adapting Xonon technology to particular gas turbine models, and even if we are successful, the development work may result in delays in commercial shipment. Under the terms of our collaborative commercialization and license agreement with GE, GE may terminate the agreement at any time if it determines that there are significant technical issues which indicate that the technical objectives of the Xonon commercialization program are not achievable or cannot be achieved within the timetable established for the program.

   Given the long lead times for gas turbine orders, we expect that OEMs will take initial orders for Xonon-equipment turbines prior to completion of the development work, and that these initial orders will take into account the attendant risks. For example, for Enron North America's December 1999 7FA order specifying Xonon as the preferred emissions control system, GE and Enron have the right to substitute alternative emissions control technology for any of these gas turbines for any reason, including in the event the Xonon combustion system cannot be developed or has not been developed in time to support Enron North America's project schedule. In that case, we would lose the revenue associated with these orders.

We are heavily dependent on our relationships with OEMs and their commitment to adopt and market Xonon technology on their gas turbines

   Substantially all of our revenue for the foreseeable future will be derived from sales of Xonon modules to manufacturers of gas turbines for use in their new and installed turbines. We have ongoing programs with several OEMs which are in various stages of incorporating our Xonon technology into, or evaluating our Xonon technology for incorporation into, their gas turbine product lines. These and future OEMs may decide not to continue the development and commercialization of Xonon combustion systems for their gas turbines.

   Our agreements with OEMs generally provide the OEM with the right to be the sole market channel for distribution of Xonon combustion systems in that OEM's gas turbines under contract. A decision by an OEM not to continue with the commercialization of Xonon combustion systems in its product line could significantly limit our access to the market for that OEM's turbines.

   Our ability to sell Xonon modules for those gas turbines for which Xonon combustion systems become commercially available is heavily dependent upon the OEMs' marketing and sales strategies for Xonon combustion systems and their worldwide sales and distribution networks and service capabilities. Any decision on their part to limit, constrain or otherwise fail to aggressively market and sell Xonon combustion systems, including limiting their availability or pricing them uncompetitively, could harm our potential earnings by depriving us of full access to their market.

If the initial orders for Xonon-equipped turbines do not ship, our reputation could be harmed and future sales could be adversely affected

   Although our OEM customers have received initial orders for Xonon-equipped gas turbines, we cannot assure you that these orders will ultimately be shipped. There are many reasons why these orders might not ship, including:

  . A failure by us and the OEM to complete necessary development, design and adaptive work;

  . A decision by the OEM not to include Xonon-based systems in its turbines, or in a particular turbine model, for commercial or other reasons; and

  . Cancellation of the OEM's turbine order by the end-user, due to its inability to obtain permitting, or for commercial or other reasons.

   If the initial announced orders for Xonon-equipped turbines do not ultimately ship, then, depending on the stated reasons for cancellation and market perceptions of the cancellation, our reputation could be harmed and our sales could be adversely affected.

Xonon-equipped gas turbines may never attain market acceptance

   Xonon-equipped gas turbines represent an emerging market. If Xonon Cool Combustion technology does not attain market acceptance, end-users may not want to purchase turbines equipped with Xonon modules. If a significant commercial market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses incurred to develop our product and may be unable to achieve profitability. The development of a commercial market for our systems may be impacted by factors which are out of our control, including:

  .  The cost competitiveness of the Xonon combustion system;

  .  A significant drop in demand for new gas turbines;

  .  The future costs of natural gas and other fuels;

  .  Changing regulatory requirements;

  .  The emergence of more effective technologies and products; and

  .  Changes in federal, state or local environmental regulations.

We have not yet developed Xonon systems for "dual fuel" turbines, which may account for a portion of our market

   We believe that a portion of new electric generation projects may require turbines powered by natural gas and an alternative liquid fuel. These turbines are known as "dual fuel." We do not know what portion of the market dual fuel turbines may represent in the future. Xonon is in the development stage for use in dual fuel turbines, and we have not undertaken the adaptation work for any particular turbine models. The necessary adaptation work for specific turbine models may delay availability, or even be unsuccessful, which could adversely affect our sales.

We have no experience manufacturing Xonon modules on a commercial basis

   To date, we have focused primarily on research and development and have no experience manufacturing Xonon modules on a commercial basis. We have constructed a 3,000 square foot manufacturing facility and we are continuing to develop our manufacturing processes. We may not be able to develop efficient, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to manufacture Xonon modules on a commercial scale. We may also encounter difficulty purchasing components and materials, particularly those with long lead times. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers.

We are dependent on third party suppliers for the development and supply of key components for our products

   We have recently entered into commercial arrangements with suppliers of the key components of our systems. We do not know, however, when or whether we will secure arrangements with suppliers of other required materials and components for our Xonon modules, or whether these arrangements will be on terms that will allow us to achieve our objectives. If we fail to obtain suppliers of all the required materials and components for our systems, our business could be harmed. A supplier's failure to supply materials or components in a timely manner, or to supply materials or components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these materials and components on a timely basis or on terms acceptable to us, could harm our ability to manufacture our Xonon modules.

   A number of our components are provided by a single supplier and our purchase volumes are not yet at the point where we can secure agreements ensuring long-term supplies at attractive prices given the alternative of maintaining a strategic inventory reserve. Some of our suppliers use proprietary processes to manufacture components. Although alternative suppliers are available, a switch in suppliers could be costly and could take up to one year to accomplish.

Significant price increases in key materials may reduce our gross margins and profitability

   The prices of palladium and platinum, which are used in the production of Xonon modules, can be volatile. For example, during the period from January 1, 1999 to July 31, 2000, the price of palladium ranged from $295 to $832 per troy ounce. During that period, the price of platinum ranged from $334 to $586 per troy ounce. If the long-term costs of these materials were to significantly increase we would, in addition to recycling materials from returned modules, attempt to reduce material usage or find substitute materials. If these efforts were not successful and if these cost increases could not be passed onto the customers of Xonon modules, then our gross margins and profitability would be reduced.

Our success depends on the continued demand for gas turbines

   A significant portion of the market for Xonon combustion systems will result from the purchase and installation of new Xonon-equipped gas turbines. If the market for gas turbines significantly declines, the demand for Xonon combustion systems could be reduced. The market for new gas turbines has historically been cyclical in nature. If this pattern continues in the future, then during periods of low demand the portion of our business derived from new turbine sales will decline.

Competition from alternative technologies may adversely affect our profitability

   The market for emissions reduction is intensely competitive. There are alternative technologies which, when used in combination, could reduce gas turbine emissions to levels comparable to or lower than Xonon-equipped gas turbines. These technologies include lean pre-mix combustion systems, which are used in conjunction with gas turbine exhaust cleanup systems such as selective catalytic reduction. Lean pre-mix systems are offered by several gas turbine OEMs, some of which have much greater financial resources than we do.

   There are also a number of companies, universities, research institutions and governments engaged in the development of emissions reduction technologies that could compete with the Xonon technology. Many of these entities have substantially greater resources than we do.

Xonon combustion systems will be deployed in complex and varied operating environments, and they may have limitations or defects that we find only after full deployment

   Gas turbines equipped with Xonon combustion systems are expected to be subjected to a variety of operating conditions and to be deployed in a number of extremely demanding environments. For example, gas turbines will be deployed in a wide range of temperature conditions, in the presence of atmospheric or other contaminants, under a wide range of operating requirements and with varying maintenance practices. As a result, technical limitations may only become apparent in the field after many Xonon-equipped gas turbines have been deployed. These limitations could require correction, and the corrections could be expensive. In addition, the need to develop and implement these corrections could temporarily delay the sale of new Xonon-equipped gas turbines.

Any failure of gas turbines incorporating our technology could damage our reputation, reduce our revenues or otherwise harm our business

   The Xonon combustion system includes components which are located in a critical section of the gas turbine. A mechanical failure of a Xonon-equipped gas turbine may be attributed to the Xonon combustion system, even if the immediate cause is not clear. If this occurs, the reputation of the Xonon combustion system and its acceptability in the marketplace could be negatively impacted.

We may be unable to raise additional capital to complete our product development and commercialization plans

   Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities or the continuing development of our manufacturing capabilities. We expect that our current cash resources and the cash to be received from Catalytica will be sufficient to fund our operations through at least 2002. However, we may need to raise additional funds to achieve full commercialization of the Xonon combustion systems and other potential products. We do not know whether we will be able to secure additional funding on terms acceptable to us to pursue our commercialization plans.

We may have difficulty managing the expansion of our operations

   We are undergoing and expect to continue to undergo growth in the number of our employees, the size of our physical plant and the scope of our operations. We must also integrate the operations of Catalytica Advanced Technologies, a subsidiary of Catalytica that is being combined with us prior to the distribution of our common stock. This expansion is likely to place a significant strain on our management team and other resources. Our business could be harmed if we encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion.

If we are unable to protect our intellectual property others may duplicate our technology

   We rely on a combination of patent, copyright and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our ability to compete effectively will depend, in part, on our ability to protect our proprietary technology, systems designs and manufacturing processes. The ability of others to use our intellectual property could allow them to duplicate the benefits of our product and reduce our competitive advantage. We do not know whether any of our pending patent applications will issue or, in the case of patents issued or to be issued, that the claims allowed are or will be sufficiently broad to protect our technology or processes. Even if all our patent applications are issued and are sufficiently broad, they may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits. While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be completely successful in doing so.

   Further, our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. If we are found to be infringing on third party patents, we do not know whether we will be able to obtain licenses to use such patents on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our systems.

   We rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of such agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any competitive advantages we may have and prevent us from fully commercializing Xonon technology. If we do not fully commercialize Xonon, we will not be profitable.

Our ability to adapt our technology to gas turbines, to continue to develop our technology, to effectively market our product, and to manage our business could be harmed if we are unable to attract or retain key personnel

   Our business requires a highly skilled management team and specialized workforce, including scientists, engineers, researchers, and manufacturing and marketing professionals who have developed essential proprietary skills. Based on our planned expansion, we will need to increase the number of our employees and outside contractors. Our future success will therefore depend on attracting and retaining additional qualified management and technical personnel. We do not know whether we will be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could harm our expansion and commercialization plans.

The GENXON joint venture may require additional funding or subject us to liability in connection with litigation

   Our joint venture, GENXON, has completed its prototype development, but could incur additional costs. Neither joint venture partner is contractually required to make further capital infusions. If our partner decides not to make additional capital contributions, we would be faced with the possibility of having to fund the joint venture on our own or find additional sources of financing. In this event, additional financing might not be available on acceptable terms, or at all.

   On August 14, 2000, the City of Glendale filed a complaint against us, Catalytica and Genxon Power Systems, Inc. in Los Angeles County Superior Court, Case No. EC029841. The complaint asserts claims against all defendants for breach of contract, breach of the covenant of good faith and fair dealing, fraud and negligent misrepresentation arising out of defendants' failure to complete its performance under a Technical Services Agreement between the City of Glendale and Catalytica providing for the retrofit of the FT4 engine with the FT4 Xonon Combustion System. The City of Glendale seeks compensatory damages in excess of $7,500,000 and punitive damages. The defendants believe they have meritorious defenses to the claims asserted and intend to defend the action vigorously. While it is not possible to predict with certainty the outcome of this matter, and while we do not believe an adverse result would have a material effect on our consolidated financial position, it could be material to the results of operations and cash flows for a fiscal year. Moreover, we may be obligated to indemnify Catalytica pursuant to our indemnification agreement with Catalytica for liabilities incurred by Catalytica in connection with the operations of GENXON or litigation involving GENXON.

Risks Associated with our Separation from Catalytica

We may incur additional liabilities as a result of the transactions contemplated by the distribution, including liabilities of Catalytica Advanced Technologies and Catalytica.

   We may incur additional liabilities as a result of the distribution. For example, when the business of Catalytica Advanced Technologies is combined with ours, we will become responsible for the liabilities of Catalytica Advanced Technologies. Additionally, we will have obligations under the agreements we are entering into with Catalytica and Synotex. See "Arrangements Between Us and Catalytica." For example, we must indemnify Catalytica for liabilities arising out of our business, the business of Catalytica Advanced Technologies and other liabilities of Catalytica not associated with the pharmaceuticals business. We are also responsible for liabilities arising out of the distribution. The nature and amount of these potential liabilities cannot be estimated. If we incur these liabilities, our financial results could be harmed.

Morgan Stanley Dean Witter Capital Partners may own a significant amount of our common stock and may therefore have significant influence over our business

   Immediately following the distribution, Morgan Stanley Dean Witter Capital Partners and its affiliates will own approximately 30-32% of our outstanding common stock. Morgan Stanley will also have shareholder rights, including rights to appoint directors, and registration rights. As a result, Morgan Stanley and its affiliates will hold a substantial voting position in us and may be able to significantly influence our business.

We will not be able to rely on Catalytica to fund our future capital requirements

   Except for proceeds from the 1998 sale of preferred stock to Enron Ventures, a subsidiary of Enron Corp., our capital needs to date have been satisfied by Catalytica. Following the distribution, Catalytica will no longer provide funds to finance our working capital or other cash requirements. Financing from other sources, if needed, may not be available on favorable terms or at all.

We currently use a portion of Catalytica's operational and administrative infrastructure, which we must replace

   We currently use Catalytica's management information systems to support our operations, including systems to manage order processing, human resources, shipping, accounting, payroll and internal computing operations. These systems are being modified to enable us to operate independently.

   We have agreements with Catalytica for temporary transitional services after distribution. After the expiration of these various arrangements, we may not be able to replace the transitional services in a timely manner or on terms and conditions as favorable as those we would receive from Catalytica.

A large number of shares may be sold in the market following the distribution, which may depress the market price of our common stock

   Sales of a substantial number of shares of our common stock in the public market following the distribution could cause the market price of our common stock to decline. Immediately after the distribution, Sundance Assets, L.P., an affiliate of Enron, and Morgan Stanley together are expected to own approximately 47% to 49% of our outstanding shares of common stock. Additionally, Sundance Assets, L.P., an affiliate of Enron, will have the option to purchase up to 1,071,430 shares of our common stock. Enron also has the right to purchase additional shares of our common stock on the same terms, conditions and at the same price as Catalytica will for the contemplated purchase of $50 million of our common stock from us in connection with Catalytica's merger with Synotex. Enron will not, however, have this right with respect to such purchase if a "when-issued" trading market develops for our stock prior to the distribution by Catalylica. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law. We have granted to Sundance Assets, L.P., an affiliate of Enron, and have agreed to grant to Morgan Stanley, the right to have their shares registered with the SEC immediately after the distribution.

   Additionally, all of the 2,387,414 shares that may be issued upon the exercise of options outstanding as of June 30, 2000, will be registered with the SEC and upon issuance will be eligible for sale. For a further description of the eligibility of shares for sale into the public market following the distribution, see "Shares Eligible for Future Sale."

Provisions in our charter documents may delay or prevent our acquisition, which could decrease the value of your shares

   Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following: (1) our combustion systems, (2) our ability to adapt our technology to particular gas turbine models, (3) our intellectual property portfolio, (4) our business strategies and plans, and
(5) the merger of Catalytica with Synotex and the related transactions. These statements are only predictions.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                               THE DISTRIBUTION

   The board of directors of Catalytica has declared a distribution to its stockholders of all of the shares of our common stock owned by Catalytica contingent on all conditions to the merger having been satisfied and immediately prior to the merger. We currently estimate that you will receive between .25 and .29 of a share of our common stock for every share of Catalytica common stock held. The number of shares of our common stock to be distributed to each Catalytica stockholder will be based upon the number of shares of Catalytica common stock outstanding on the record date for the distribution. Since the precise record date is expected to be the closing date of the Catalytica merger and therefore will not be determined until immediately prior to the merger, the number of shares that you will receive cannot be established until that date. As a result of the distribution, up to approximately 87% to 88% of our outstanding common stock, which is all of the stock held by Catalytica, will be distributed to Catalytica's stockholders. These percentages assume Sundance Assets, L.P., an affiliate of Enron, does not acquire additional shares of our stock. See "Description of Capital Stock" and "Principal Stockholders."

   Before the distribution, we and Catalytica will complete internal restructuring transactions required to complete the merger of Catalytica with Synotex. Those transactions include:

  . The merger of Catalytica Advanced Technologies, Inc., a wholly owned subsidiary of Catalytica, into us.

  . Catalytica entering into a number of agreements with us that will continue after the distribution. See "Arrangements Between us and Catalytica."

  . The sale to Catalytica of additional shares of our common stock currently estimated at $50 million in cash.

   These additional shares will increase Catalytica's percentage ownership in us and will also be distributed to Catalytica's stockholders. The purchase price per share will not be determined until shortly prior to the distribution and will be based on the fair market value of our common stock. The following table sets forth the number of additional shares of common stock to be issued to Catalytica and the resulting percentage ownership by Catalytica of our outstanding stock assuming the fair market value of our common stock is $20, $15 and $10 per share.

      Assumed Fair              Shares to be                   Catalytica's Approximate
         Market                  Issued to                     Percentage Ownership in
     Value Per Share             Catalytica                        Our Common Stock
     ---------------            ------------                   ------------------------
           $20                   2,500,000                              86.6%
           $15                   3,333,333                              87.1%
           $10                   5,000,000                              88.1%

   The table above assumes that Sundance Assets, L.P., an affiliate of Enron, does not exercise its right to purchase additional shares of our common stock when Catalytica purchases additional shares and that it does not exercise its option to purchase additional shares of our stock. If Sundance Assets does exercise its right to co-invest with Catalytica, then Catalytica's ownership will remain at approximately 85% (assuming Sundance Assets does not exercise its option). The effect of Catalytica purchasing additional shares of stock is that more shares of our stock will be distributed to Catalytica's stockholders. As the price of the stock to be sold to Catalytica decreases the number of shares to be distributed will increase. The registration statement of which this prospectus forms a part will be amended to include any additional shares of common stock issued to Catalytica prior to the distribution.

   If the Catalytica stockholders vote to approve the merger of Catalytica with Synotex, and all of the conditions to the merger are waived or satisfied, the record date for the distribution will be set as immediately prior to the closing of the merger. The distribution will not occur if the Catalytica stockholders do not approve the merger or if the merger is otherwise abandoned. Catalytica will effect the distribution by delivering all of our common stock that it holds to the custodian for the benefit of the Catalytica stockholders of record as of the record date. Promptly after the closing of the merger, the distribution agent will mail the shares to the Catalytica stockholders of record as of the record date. No fractional shares will be issued as part of the distribution. The distribution agent will aggregate undistributed fractional shares and sell those shares at the earliest practicable date at the then-prevailing market price. Each person who would be otherwise entitled to receive a fractional share will instead receive a cash payment equal to that person's proportionate share of the net proceeds of the sale of those aggregated shares. The receipt of cash instead of fractional shares will be taxable. See "Material United States Federal Income Tax Considerations."

   Catalytica stockholders will not be required to pay any cash for our common stock received in the distribution. The distribution of our common stock to Catalytica stockholders will have important tax and other consequences, as discussed in this document. The distribution and the merger are expected to be taxable to Catalytica shareholders. See "Material United States Federal Income Tax Considerations." The general terms and conditions of the distribution and the arrangements between us and Catalytica are set forth in the agreements between us and Catalytica which are described in "Arrangements Between us and Catalytica." We will pay the costs and expenses it incurs in connection with the distribution.

                         REASONS FOR THE DISTRIBUTION

   Catalytica previously considered a public offering of our stock. This distribution is intended to fulfill a similar strategic goal: to enable Catalytica stockholders to realize the value of the energy business through a public market independent from Catalytica's pharmaceuticals business.

   The merger agreement with Synotex contemplates the combination of Catalytica's energy businesses, which include Catalytica Advanced Technologies and Combustion Systems. The merger agreement also requires the subsequent distribution of the combined business immediately prior to and in connection with the merger.

   Synotex would not agree to acquire the energy business in connection with the merger. After thorough consideration, the board of directors of Catalytica therefore determined that a distribution of the energy business was in the best interest of all of our stockholders and the stockholders of Catalytica. The Catalytica board of directors considered a number of factors in determining to recommend approval of the distribution including:

  . The necessity of distributing the combined energy business in order to complete Catalytica's merger with Synotex;

  . The current financial market conditions and the historical market information concerning our common stock;

  . The value that may be expected to accrue to the Catalytica stockholders from the shares and cash being distributed; and

  . Our ability to become a viable, stand-alone, public company and create substantial stockholder value by, among other things, allowing the financial community to focus separately on our business.

   After reviewing Catalytica's goals and objectives and considering other possible methods of disposing of the energy business, Catalytica's management and board of directors concluded that enhancing this business through the combination of us with Catalytica Advanced Technologies and the distribution would be in the best interest of Catalytica stockholders and all of our stockholders.

                                DIVIDEND POLICY

   We have never paid cash dividends on our common stock or any other securities. We anticipate that we will retain any future earnings for use in the expansion and operation of our business, and do not anticipate paying cash dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 2000:

  .  On an actual basis;

  . On a pro forma basis as of such date to reflect (i) the conversion of 7,000,000 shares of Series A preferred stock into common stock, (ii) the conversion of 1,339,286 shares of Series B preferred stock into common stock, and (iii) and the filing of an amended and restated certificate of incorporation to increase the number of common shares authorized, to authorize us to issue preferred stock and to effectuate the two for one common stock split; to reflect the combination of Catalytica Advanced Technologies with us; and to reflect the sale to Catalytica of additional shares of our common stock currently estimated at $50 million in cash.

   This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus.

                                                              As of June 30,
                                                                   2000
                                                            -------------------
                                                             Actual   Pro Forma
                                                            --------  ---------
                                                              (in thousands,
                                                                  except
Stockholders' equity:                                        per share data)
Energy Systems
Convertible preferred stock, $0.001 par value, 9,000
 shares authorized in 1998, 1999 and at 2000, issuable in
 Series:
  Series A:
    Authorized issued and outstanding shares--7,000 in
     1998, 1999 and 2000, actual..........................  $      7   $   --
  Series B:
    Authorized 2,000 shares in 1998, 1999 and 2000, issued
     and outstanding 1,339 shares in 1998, 1999 and 2000,
     actual...............................................         1       --
Common stock, $0.0005 par value, 20,500 shares authorized
 in 1998, 1999 and 2000, 1,000 shares issued and
 outstanding in 1998 and 1999, and 1,033 shares issued and
 outstanding in 2000, actual..............................         1        13

Catalytica Advanced Technologies
Convertible preferred stock, $0.001 par value, 3,000
 shares authorized in 1998, 1999 and at 2000, issuable in
 Series:
  Series A:
    Authorized issued and outstanding shares--3,000 in
     1998, 1999 and 2000, actual..........................         3       --
Common stock, $0.001 par value, 4,800 shares authorized in
 1998, 1999 and 2000, 1,000 shares issued and outstanding
 in 1998 and 1999, 2000, actual...........................         1       --
Combined
Additional paid-in capital................................    56,944   114,772
Deferred compensation.....................................      (331)     (331)
Deficit accumulated during the development stage..........   (47,577)  (52,577)
                                                            --------   -------
      Total stockholders' equity..........................  $  9,049   $61,877
                                                            ========   =======
      Total capitalization................................  $  9,049   $61,877
                                                            ========   =======

                       SELECTED COMBINED FINANCIAL DATA
                     (in thousands, except per share data)

   The following tables contain selected combined financial data as of and for each of the three fiscal years ended December 31, 1997, 1998 and 1999 and have been derived from our combined financial statements, which have been derived by Ernst & Young LLP, independent auditors. The selected financial data relating to 1995 and 1996 has been derived from unaudited combined financial statements. The summary of combined operations data for the six month periods ended June 30, 1999 and 2000 and the summary combined balance sheet data as of June 30, 2000 are derived from our unaudited combined financial statements included elsewhere in this prospectus and include all adjustments consisting only of normal, recurring adjustments, which we consider necessary for a fair presentation of the data. The selected financial data are qualified by reference to, and should be read in conjunction with, our financial statements and the notes to those combined financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this registration statement and prospectus. No cash dividends were declared in any of the periods presented.

                                                                          Six months
                                  Year ended December 31,               ended June 30,
                          --------------------------------------------  ----------------
                           1995     1996     1997     1998      1999     1999     2000
                          -------  -------  -------  -------  --------  -------  -------
Combined Statement of
 Operations Data:
Research and development
 contracts..............  $ 4,229  $ 5,934  $ 5,139  $ 6,279  $  3,053  $ 1,385  $ 2,433
                          -------  -------  -------  -------  --------  -------  -------
Costs and expenses:
  Research and
   development(1).......    6,051    6,451    6,009    9,313     9,627    3,042    4,244
  Costs associated with
   discontinued product
   line.................    2,143      268      --       --        --       --       --
  Selling general and
   administrative.......      591      708      671    1,269     4,786    1,808    2,087
                          -------  -------  -------  -------  --------  -------  -------
   Total costs and
    expenses............    8,785    7,427    6,680   10,582    14,413    4,850    6,331
                          -------  -------  -------  -------  --------  -------  -------
Operating loss..........   (4,556)  (1,493)  (1,541)  (4,303)  (11,360)  (3,465)  (3,898)
Loss on joint venture...      --       --    (4,355)  (3,826)   (1,133)    (975)     --
Interest income.........      --       --       --     1,409     1,041      537      402
Interest expense........      (41)    (114)    (374)    (177)     (278)    (125)    (106)
                          -------  -------  -------  -------  --------  -------  -------
Net loss(2).............  $(4,597) $(1,607) $(6,270) $(6,897) $(11,730) $(4,028) $(3,602)
                          =======  =======  =======  =======  ========  =======  =======

                                        December 31                   June 30,
                          -------------------------------------------   2000
                           1995     1996      1997     1998    1999    Actual
                          -------  -------  --------  ------- ------- --------
Combined Balance Sheet
 Data:
Cash, cash equivalents
 and short term
 investments............. $   --   $   --   $    --   $22,847 $16,032 $12,906
Total assets.............     685    2,767     2,871   28,520  19,840  17,807
Total stockholders'
 equity (deficit) .......  (7,322)  (8,928)  (15,198)  24,137  12,552   9,049

--------
(1)  See Note 2 to the financial statements.
(2) Since the combined entity does not have a formal capital structure, loss per share information has not been presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with our historical combined financial statements and the notes to those combined financial statements, which are included in this prospectus. This prospectus contains forward-looking statements relating to future events and our future financial performance. Actual results could be significantly different from those discussed in this prospectus. Factors that could cause or contribute to such differences include those set forth in the section entitled "Risk Factors."

Overview

   We develop proprietary technologies that use catalysts to essentially eliminate the formation of harmful pollutants and improve the performance of hydrocarbon combustion systems such as gas turbines. We have developed Xonon Cool Combustion, a breakthrough combustion technology that reduces temperatures in combustion systems to avoid the formation of chemical pollutants without diminishing combustion efficiency. We are developing and marketing Xonon Cool Combustion technology for use in gas turbines in power generation and gas pipeline compression applications.

   Prior to and as a condition to the consummation of the Catalytica merger with Synotex, we and Catalytica Advanced Technologies, Inc. will be combined and all of the shares of the combined company owned by Catalytica will be distributed on a pro rata basis to the Catalytica stockholders. The consummation of the merger is subject to the satisfaction of numerous customary conditions, including the approval of the merger by Catalytica stockholders, applicable regulatory clearances and the consummation of the distribution. The distribution will take place only immediately prior to, and after all other conditions to the merger have been satisfied.

   In our early stage of development we were engaged in developing, manufacturing and marketing technologies that use catalysts to measure the existence of harmful pollutants. In 1995, we ceased efforts to develop measurement products and disposed of related assets in 1996. Cumulative net costs associated with this discontinued product line were $9.3 million. Prior to our combination with Catalytica Advanced Technologies, as described above, new technologies were developed through Catalytica Advanced Technologies. In July 2000, we formed Catalytica NovoTec Inc. as a subsidiary. NovoTec is developing improved catalytic processes employing proprietary high throughput testing and computer learning technologies.

   Our costs to date, excluding costs associated with the discontinued product line, have primarily consisted of expenses to support Xonon development. We expect to significantly increase our research and development expenses to further commercialize Xonon. As we begin to fulfill commercial orders we will incur cost of goods sold expenses. Costs associated with Catalytica Advanced Technologies to date have primarily consisted of expenses to support contracted research.

   All of our revenue through June 30, 2000, has consisted of revenue from research and development contracts funded either from gas turbine manufacturers, government sources or research institutions, as well as contracted and collaborative research. We do not anticipate product sales until at least 2001. These sales may require future royalty payments to others. We expect to incur operating losses through at least 2003.

Results of Operations

Comparison of Six-Month Periods Ended June 30, 1999, and June 30, 2000 (Unaudited).

 Revenue

                                                          For the six
                                                         months ended
                                                           June 30,    Annual %
                                                         -------------  Change
                                                          1999   2000  2000/1999
                                                         ------ ------ ---------
                                                         (dollars in thousands)
   Total revenue........................................ $1,385 $2,433     76%

   Our revenue has consisted entirely of research and development revenues that are derived from cost reimbursement contracts with gas turbine manufacturers, government agencies and research institutions, as well as contracted and collaborative research. Reimbursement contracts provide for partial recovery of our direct and indirect costs. The timing of these reimbursements varies from year to year, and from contract to contract, based on the terms agreed upon by us and the funding party.

   Revenue increased 76% for the six months ended June 30, 2000, compared with the six months ended June 30, 1999. This increase was principally due to securing $0.9 million of additional external development funding for Xonon development programs and $0.2 million of additional collaborative research contracts associated with Catalytica Advanced Technologies.

 Costs and Expenses

                                                          For the six
                                                         months ended
                                                           June 30,    Annual %
                                                         -------------  Change
                                                          1999   2000  2000/1999
                                                         ------ ------ ---------
                                                          (dollars in
                                                          thousands)
Research and development (includes allocated costs from
 Catalytica of $978 and $924 for the six months ended
 June 30, 1999 and June 30, 2000, respectively.........  $3,042 $4,244     40%
Selling, general and administrative (includes allocated
 costs from Catalytica of $536 and $641 for the six
 months ended June 30, 1999 and June 30, 2000,
 respectively..........................................   1,808  2,087     15%

   Research and Development ("R&D"). R&D expense includes compensation and benefits for engineering staff, expenses for contract engineers, materials to build prototype units, fees paid to outside suppliers for subcontracted components and services, supplies used, and facility-related costs. We expense all R&D costs as incurred.

   R&D expense increased 40% for the six months ended June 30, 2000, compared with the six months ended June 30, 1999. Once the prototype development program of our 50% owned GENXON joint venture was completed in June 1999, the engineering efforts relating to additional catalyst system testing and development were conducted principally by us and consequently resulted in us having increased R&D costs of $1.95 million. The increase in R&D expenditures was also attributable to an increase of $0.25 million in staffing of NovoTec, our subsidiary, which was formed in June 2000 to improve chemical and petrochemical manufacturing processes. We expect to continue our R&D efforts, and we expect R&D expense to increase in the future.

   R&D expense was partially offset by a net reimbursement of advances made by us to Enron totaling approximately $1.1 million. In December 1999, we agreed to advance cash to Enron in order to accelerate the development of Xonon cool combustion applications for turbines. In exchange, Enron obligated itself to repay any advances at the end of nine months in either cash or "turbine credits". Under the arrangement, if certain conditions were met, Enron could gain the unilateral right to select whether it would repay our advances with cash or settle them through turbine credits. The turbine credits entitle the holder to a dollar for dollar credit on the purchase of certain turbines that specify the use of our Xonon process. Because Enron could gain the right to use the turbine credits to settle the advances and because we were unable to reasonably estimate the amount we would ultimately realize if Enron used turbine credits to settle the advances, we recorded a $1.2 million provision which was equal to the amount advanced by us to Enron at December 31, 1999. In March 2000, the agreement was amended and Enron reimbursed Catalytica for approximately $1.1 million of the previous advance. Accordingly, that amount was recorded in the first quarter of 2000 as a reduction of related research and development expense.

   Selling, General and Administrative ("SG&A"). SG&A expenses include compensation, benefits and related costs in support of corporate functions, which include management, business development, marketing, sales and finance. Additionally, SG&A expenses include charges by Catalytica for various costs paid by Catalytica on our behalf, including facilities, finance, legal, human resources, pension and other expenses. Charges for these services have been allocated based upon square footage, usage, headcount and other methods that management believes to be reasonable.

   SG&A expenses increased 14% for the six months ended June 30, 2000, compared with the six months ended June 30, 1999. This increase was primarily due to a $0.2 million increase in staffing related to the commercialization of Xonon. When our separation from Catalytica occurs, our expenses are expected to increase and we will be required to provide services, previously provided to us by Catalytica, either through internal expansion or outsourcing. We also expect SG&A expenses to increase as we enter into later stages of commercialization.

 Loss on Joint Venture

                                                   For the six months
                                                     ended June 30,    Annual %
                                                   -------------------  Change
                                                     1999      2000    2000/1999
                                                   --------- --------- ---------
                                                       (dollars in
                                                       thousands)
     Loss on joint venture.......................  $     975 $     --     --

   We incurred no joint venture losses in the first six months of 2000. Under the equity method of accounting, we are not required to do so since the carrying amount of our investment is zero and we made no capital contribution during this period. We account for losses of our joint ventures under the equity method of accounting. During the six months ended June 30, 1999, our share of GENXON's losses was $0.975 million, which represented our capital contribution during this period. In the third quarter of 1999, GENXON completed its prototype development of the Kawasaki combustor unit, and we began conducting subsequent testing programs. Although we expect to make further reduced capital contributions during 2000, which will result in the recognition of additional pro rata losses, neither joint venture partner is contractually required to make such capital infusions. Our reduced level of investment in GENXON is expected to continue throughout 2000.

   In 1998, Catalytica Advanced Technologies formed a joint venture with United Catalysts, Inc., a division of Sud-Chemie Group, to form Sud-Chemie Catalytica. No losses were recorded by Catalytica Advanced Technologies in 1999 related to Sud-Chemie Catalytica, since it had recorded its share of losses to the extent of its capital contribution of $0.15 million in 1998. The operating agreement does not require any further capital contributions by Catalytica Advanced Technologies beyond its initial $0.15 million contribution. Therefore, we do not expect to incur further losses unless we decide to invest additional capital beyond the initial $5 million commitment by the joint venture partner.

 Interest Income

                                                           For the six
                                                             months
                                                              ended
                                                            June 30,   Annual %
                                                           -----------  Change
                                                           1999  2000  2000/1999
                                                           ----- ----- ---------
                                                           (dollars in
                                                           thousands)
     Interest income.....................................  $ 537 $ 402   (25)%

   Interest income decreased for the six months ended June 30, 2000, compared with the six months ended June 30, 1999, due to reduced average cash balances attributable to the funding of operations. Interest income in 2001 is expected to be higher than in previous years as a result of higher cash balances related to cash we expect Catalytica to invest prior to the close of the distribution.

 Interest Expense

                                                           For the six
                                                             months
                                                              ended
                                                            June 30,   Annual %
                                                           -----------  Change
                                                           1999  2000  2000/1999
                                                           ----- ----- ---------
                                                           (dollars in
                                                           thousands)
     Interest expense....................................  $ 125 $ 106    (15%)

   Interest expense decreased for the six months ended June 30, 2000, compared with the six months ended June 30, 1999, due to a $0.1 million one-time interest cost in the first quarter of 2000 related to the recovery of $1.1 million of the $1.2 million advance incurred to develop Xonon technology. In addition, beginning in 2000, Catalytica discontinued charging Catalytica Advanced Technologies interest related to intercompany debt owed to Catalytica. For the six months ended June 30, 1999 and June 30, 2000, Catalytica charged Catalytica Advanced Technologies $0.1 million of intercompany interest respectively. Interest expense is expected to be minimal for the next few years.

Comparison of the Years Ended December 31, 1997, December 31, 1998, and December 31, 1999.

 Revenue

                                         For the year ended
                                            December 31,       Annual % Change
                                        -------------------- -------------------
                                         1997   1998   1999  1998/1997 1999/1998
                                        ------ ------ ------ --------- ---------
                                            (dollars in
                                             thousands)
     Total revenue....................  $5,139 $6,279 $3,053     22%     (51)%

   Our revenue has consisted entirely of research and development revenues that are derived from cost reimbursement contracts with gas turbine manufacturers, government agencies and research institutions, as well as contracted and collaborative research. Reimbursement contracts provide for partial recovery of our direct and indirect costs. The timing of these reimbursements varies from year to year and contract to contract, based on the terms agreed upon by the funding party and us.

   Revenue decreased 51% for the twelve months ended December 31, 1999, compared with the twelve months ended December 31, 1998. This reduction was principally due to a $1.2 million decrease in external research funding received by us during 1999, as well as a $2.0 million decrease in Catalytica Advanced Technologies' R&D revenue as it decreased its emphasis on contract research and focused its efforts on development of new technologies through joint ventures. Revenue increased 22% for the twelve months ended December 31, 1998, compared to the twelve months ended December 31, 1997, due to the timing of our contractual cost reimbursement which accounted for an increase of $0.4 million and an increase in reimbursable program development efforts.

   Most of our research and development contracts are subject to periodic review by the funding partner, which may result in modifications, termination of funding or schedule delays. We cannot assure that we will continue to receive research and development funding. In return for funding development, collaborative partners receive certain rights in the commercialization of the resulting technology. We expect to continue to pursue funded research programs. These may not, however, be a continual source of revenue. Due to the nature of our operating history, period comparisons of revenues are not necessarily meaningful and should not be relied upon as indications of future performance.

 Costs and Expenses

                                      For the year ended
                                         December 31,       Annual % Change
                                     -------------------- -------------------
                                      1997   1998   1999  1998/1997 1999/1998
                                     ------ ------ ------ --------- ---------
                                         (dollars in
                                          thousands)
Research and development (includes
 allocated costs from Catalytica of
 $1,480, $1,938, and $2,045 for the
 twelve months ended December 31,
 1997, 1998, and 1999,
 respectively)...................... $6,009 $9,313 $9,627     55%        3%
Selling, general and administrative
 (includes allocated costs from
 Catalytica of $765, $1,049, $1,052
 for the twelve months ended
 December 31, 1997, 1998, and 1999,
 respectively)......................    671  1,269  4,786     89%      277%

   Research and Development. R&D expense includes compensation and benefits for engineering staff, expenses for contract engineers, materials to build prototype units, fees paid to outside suppliers for subcontracted components and services, supplies used, and facility-related costs. We expense all R&D costs as incurred.

   R&D expense increased 3% for the twelve months ended December 31, 1999, when compared to the previous period. Although the total amount of R&D expense remained relatively flat in 1999, R&D expense was impacted by a shift in R&D spending from the GENXON joint venture back to us and a decrease in Catalytica Advanced Technologies' R&D expense due to commencement of their joint venture with Sud-Chemie. Beginning in the second half of 1996 through the end of the second quarter of 1999, a significant portion of our research activity was financed through and allocated to the GENXON joint venture. Once the prototype development of the Kawasaki development program was completed in June 1999, we assumed primary funding of additional catalyst system testing and development which resulted in an increase in R&D costs of $0.5 million in 1999. In addition, $1.2 million of costs incurred to accelerate the development of Xonon technology also contributed to the increase in R&D expense in 1999. Lastly, the increase in R&D expenses was partially offset by lower R&D expenses by Catalytica Advanced Technologies due to a shift in emphasis from contract research to development of new technologies through its 50/50 joint venture, Sud-Chemie Catalytica, which was formed in July of 1998. R&D expenses which were previously incurred by Catalytica Advanced Technologies were transferred to the Sud-Chemie Catalytica joint venture which accounted for a reduction of Catalytica Advanced Technologies' R&D expenses of $1.1 million in the twelve months ended December 31, 1999. Catalytica Advanced Technologies formed this joint venture to share development costs with its joint venture partner.

   R&D expense increased 55% for the twelve months ended December 31, 1998. This increase is primarily due to a $1.7 million increase in staffing and a $1.6 million increase in other R&D costs associated with continued testing and development of Xonon technology and components. We expect to continue to expand our R&D efforts, and we expect R&D expense to increase in the future.

   Through the end of the second quarter of 1999, a significant portion of our research activity was conducted on behalf of the GENXON joint venture (see "Loss on Joint Venture"). As a result, some R&D costs were incurred by the joint venture rather than by us. The following amounts of R&D expenses were incurred by us (under our contract with GENXON) and charged to the GENXON joint venture: $2.0 million in 1999, $2.5 million in 1998, and $2.6 million in 1997. Additionally, the GENXON joint venture incurred other significant R&D costs reflected in the GENXON financial statements. Once GENXON completed its final program in June 1999, all further R&D efforts were conducted principally by us and consequently are reflected in our R&D costs. We account for losses of our joint ventures under the equity method of accounting.

   Selling, General and Administrative. SG&A expenses include compensation, benefits and related costs in support of corporate functions, which include management, business development, marketing, sales and finance. Additionally, SG&A expenses include charges by Catalytica for various costs paid by Catalytica on our behalf, including facilities, finance, legal, human resources, pension and other expenses. Charges for these services have been allocated based upon square footage, usage, headcount and other methods that management believes to be reasonable.

   SG&A expenses increased 277% for the twelve months ended December 31, 1999 and 89% for the twelve months ended December 31, 1998 when compared to the previous periods. As we move toward commercialization we have developed a need to increase our marketing and other SG&A activities. Related to this transition our costs increased $2.0 million between 1998 and 1999, and increased $0.6 million between 1997 and 1998. Additionally, in 1999, we incurred a $1.3 million reserve for contingencies. We expect SG&A expenses to increase in the future as we enter later stages of commercialization.

 Loss on Joint Ventures

                                           For the year
                                          ended December
                                                31,          Annual % Change
                                         ----------------- -------------------
                                         1997  1998  1999  1998/1997 1999/1998
                                         ----- ----- ----- --------- ---------
                                            (dollars in
                                            thousands)
   Loss on joint ventures............... 4,355 3,826 1,133   (12)%     (70)%

   In 1996 we formed a Delaware limited liability company, GENXON LLC, in connection with a 50/50 joint venture with Woodward Governor to develop the potential market for upgrading out-of-warranty turbines with new systems to improve emissions and operating performance. We recognized 50% of the loss of the joint venture to the extent of our capital contribution, which resulted in losses of $1.1 million in 1999, $3.7 million in 1998, and $4.4 million in 1997. In the third quarter of 1999, GENXON completed its prototype development of the Kawasaki combustion unit, and we began conducting subsequent catalyst system testing programs.

   In 1998, Catalytica Advanced Technologies formed a joint venture with United Catalysts, Inc., a division of Sud-Chemie Group, to form Sud-Chemie Catalytica. No losses were recorded by Catalytica Advanced Technologies in 1999 related to Sud-Chemie Catalytica, since it had recorded its share of losses to the extent of its capital contribution of $0.15 million in 1998. The operating agreement does not require any further capital contributions by Catalytica Advanced Technologies beyond its initial $0.15 million contribution. Therefore, we do not expect to incur further losses unless we decide to invest additional capital beyond the initial $5 million commitment by the joint venture partner.

 Interest Income

                                          For the year ended
                                             December 31,      Annual % Change
                                          ------------------ -------------------
                                          1997  1998   1999  1998/1997 1999/1998
                                          ---- ------ ------ --------- ---------
                                             (dollars in
                                              thousands)
   Interest income....................... $--  $1,409 $1,041     -- %    (26)%

   Interest income decreased 26% for the twelve months ended December 31, 1999 when compared to the previous period, due to reduced average cash balances attributable to the funding of operations. In January 1998, Enron Ventures invested $30.0 million in our company. Prior to the Enron Ventures investment, we had no interest income. Our interest income consists of interest earned on cash, cash equivalents and short-term investments. Interest income in 2001 is expected to be higher than in previous years as a result of higher cash balances related to cash we expect to receive from Catalytica as required by the merger agreement.

 Interest Expense

                                               For the year
                                              ended December
                                                   31,         Annual % Change
                                              -------------- -------------------
                                              1997 1998 1999 1998/1997 1999/1998
                                              ---- ---- ---- --------- ---------
                                               (dollars in
                                                thousands)
   Interest expense.......................... $374 $177 $278   (53)%       57%

   Interest expense increased 57% for the twelve months ended December 31, 1999 when compared to the previous period due to an increase of $0.1 million of interest expense attributable to an increase of approximately

$2.0 million of intercompany debt balance between Catalytica Advanced Technologies and Catalytica. Catalytica Advanced Technologies used borrowings from Catalytica to fund our operations. Catalytica charged Catalytica Advanced Technologies $0.3 million, $0.2 million, and $0.3 million for the twelve months ended December 31, 1997, 1998, and 1999, respectively. We incurred interest expense to Catalytica at an annual interest rate of 7% on these borrowings.

   Interest expense decreased 53% for the twelve months ended December 31, 1998 when compared to the previous period due to a $30 million investment by Enron Ventures. Prior to the Enron investment, we used borrowings from Catalytica to fund our operations. We incurred interest expense to Catalytica at an annual interest rate of 7% on these borrowings. The decrease in interest expense was partially offset by an increase of interest expense related to an increased intercompany debt balance between Catalytica Advanced Technologies and Catalytica. Interest expense is expected to be minimal for the next few years.

Income Taxes

   No benefit for federal and state income tax is reported in the combined financial statements because of our tax sharing agreement with Catalytica. In accordance with the tax sharing agreement, we are not reimbursed for the tax benefit of our past losses.

Liquidity and Capital Resources

                                                 Year ended
                                                December 31,      Six months
                                              -----------------      ended
                                                1998     1999    June 30, 2000
                                              --------  -------  -------------
                                                  (dollars in thousands)
   Cash, cash equivalents, and short-term
    investments.............................. $ 22,847  $16,032     $12,906
   Working capital...........................   22,424   10,653       7,190
   Cash provided by (used in)
   Operating activities......................   (3,784)  (7,366)     (4,608)
   Investing activities......................  (10,017)  (1,489)       (211)
   Financing activities......................   31,455    1,763       1,672
                                              --------  -------     -------
   Net increase (decrease) in cash and cash
    equivalents..............................   17,654   (7,092)     (3,147)
   Current Ratio.............................     7.14     2.62        1.90

   Decreases in working capital since 1998 result primarily from uses of cash and advances from Catalytica, Inc. to support operations. Our cash requirements depend on numerous factors, including completion of our product development activities, ability to commercialize Xonon Cool Combustion technology, market acceptance of our systems and other factors. We expect to devote substantial capital resources to further commercialize Xonon Cool Combustion technology, hire and train our production staff, develop and expand our manufacturing capacity, begin production activities and expand our research and development activities. We believe that our current cash resources combined with the currently planned $50 million stock sale to Catalytica will provide us with capital to fund currently contemplated operations through at least 2002.

   We have financed our operations through June 30, 2000, primarily from funds invested by Catalytica and the 1998 sale of equity to Enron Ventures. In January 1998, Enron Ventures purchased 2,678,572 shares of our convertible Series B preferred stock (on an as-converted basis) for $30.0 million in cash. Under this equity transaction, we recorded additional paid in capital of approximately $30.0 million. Additionally, Enron Ventures received an option to purchase up to an additional 1,071,430 shares of convertible Series B preferred stock (on an as-converted basis), for $13.44 per share (on an as converted basis). Enron Ventures' right to purchase these shares terminates on January 14, 2001. This option may be exercised on a "cash-less" basis pursuant to which we would issue fewer shares and not receive cash. See "Business-- Relationship with Enron." As of June 30, 2000, we had cash, cash equivalents, and short term investments totaling approximately $12.9 million. We anticipate incurring substantial additional losses over at least the next several years, and we expect that our cash requirements will increase in future periods.

   We entered into research collaboration arrangements that may require us to make future royalty payments. These payments would generally be due once specified milestones such as commencement of commercial sales of product incorporating the funded technology are achieved. Currently, we have three such arrangements with Tanaka Kikinzoku Kogyo ("Tanaka"), Gas Research Institute ("GRI") and the California Energy Commission ("CEC").

   We have developed our catalytic combustion technology under a development agreement with Tanaka, a major Japanese precious metals company. Under this agreement, Tanaka funded a significant amount of the development effort related to this technology. In January 1995, we entered into a new agreement for further development and commercialization of the catalytic combustion technology that superseded the original agreement. The new agreement divides commercialization rights to the technology between the parties along market and geographic lines. We have exclusive rights to manufacture and market catalytic combustion systems for large gas turbines (greater than 25 MW power output) on a worldwide basis and for small- and medium-sized gas turbines (25 MW power output or less) in the Western Hemisphere and in Western Europe. Tanaka has reciprocal exclusive rights to manufacture and market catalytic combustors for use in automobiles on a worldwide basis and for small- and medium- sized turbines in regions outside of our area of exclusivity. In each case, the manufacturing and marketing party will pay a royalty on net sales to the other party, and an additional royalty on net sales if the sale occurs in the other party's area of exclusivity. Each party is responsible for its own development expenses, and any invention made after May 1, 1995, is the sole property of the party making the invention with the other party having a right to obtain a royalty-bearing, nonexclusive license to use it in its areas of exclusivity.

   In 1999 we entered into a funding arrangement with GRI to fund the next generation Xonon combustor and demonstrate its performance. We will be required to make royalty payments of $243,000 per year to GRI beginning with the sale, lease, or other transfer of the twenty-fifth catalyst module for gas turbines rated greater than 1MW, for seven years, up to a maximum of $1.7 million.

   In 1998 we entered into a funding arrangement with the CEC in which they agreed to fund a portion of our Xonon-engine test and demonstration facility located in Santa Clara, California. Under this agreement we are required to pay a royalty of 1.5% of the sales price on the sale of each product or right related to this project for fifteen years. We have the right to choose an early buyout option which is equal to two times the CEC's funding amount of $1.3 million, without a pre-payment penalty, provided the payment occurs within two years from the date at which royalties are first due to the CEC.

   We have never paid cash dividends on our common stock, or any other securities. We anticipate that we will retain any future earnings for use in the expansion and operation of our business, and do not anticipate paying cash dividends in the foreseeable future.

Impact of Inflation

   The effect of inflation and changing prices on our operations was not significant during the periods presented.

Impact of Recently Issued Accounting Standards

   FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for the fiscal year ending on or about December 31, 2001. It establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. We and Catalytica Advanced Technologies do not believe that adopting this statement will have a material effect on their combined financial position or combined results of operations. In December 1999, the Securities and Exchange Commission issued SAB 101, "Revenue Recognition in Financial Statements". We and Catalytica Advanced Technologies currently cannot determine the effect, if any, that SAB 101 will have on their combined financial statements.

Quantitative and Qualitative Disclosures about Market Risk

   The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments in 1999 was less than one year. Due to the short term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

   We have operated primarily in the United States and all sales to date have been made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

                                   BUSINESS

   We develop proprietary technologies that use catalysts to essentially eliminate the formation of harmful pollutants and improve the performance of hydrocarbon combustion systems such as gas turbines. We manufacture and market products that incorporate our technologies. We have developed Xonon Cool Combustion, a breakthrough combustion technology that achieves stable combustion at lower temperatures to avoid the formation of chemical pollutants without diminishing combustion efficiency. Our initial application of this technology is in gas turbines used for electric power generation and gas pipeline compression.

   Gas turbines have emerged as the solution of choice for new power generation. We believe that Xonon Cool Combustion technology will expand the range of applications for gas turbines and thereby accelerate many of the changes occurring in the power industry today. We expect to derive our revenue principally through the sale of Xonon modules, the critical component of the Xonon combustion system for gas turbines. Our revenue stream will be composed of sales of Xonon modules in new and installed original equipment and for routine replacement. We are working with a number of major turbine manufacturers to develop and market Xonon-equipped turbines worldwide.

   Prior to the distribution, Catalytica Advanced Technologies will be merged into us. Catalytica Advanced Technologies acts as an incubator for new businesses and is engaged in a number of areas of catalytic research. These areas include the development of improved catalytic processes employing proprietary high throughput testing and computer learning technologies. Additionally, Catalytica Advanced Technologies is working on projects to develop and commercialize fuel processing technology for fuel cells, including reforming gasoline for transportation applications and natural gas for stationary power applications. Catalytica NovoTec was formed by us in July 2000 to rapidly improve chemical and petrochemical manufacturing processes using scalable techniques and high throughput tools for the discovery and development of new catalysts. NovoTec will use leading edge technologies including molecular modeling, automation, robotics, microreactors and informatics in this process. NovoTec is developing a powerful proprietary system, the Catalyst Development Engine, to rapidly identify optimal catalysts which will procure significant economic benefits in the manufacturing processes of large volume chemical products and intermediates.

Our Product

 How Xonon Cool Combustion Works

   A gas turbine operates by compressing incoming air, combining it with fuel, and combusting the mixture. The combustion process releases the fuel's energy, forming hot gases that power the turbine. In conventional combustion systems, a flame is used to combust the fuel. The temperature required to sustain a stable flame is significantly higher than the temperature at which the gas turbine is designed to operate. This excessive temperature causes the nitrogen and oxygen in the air to react, forming nitrogen oxides (NOx), a major contributor to air pollution.

   We have developed Xonon Cool Combustion, a catalytic technology that combusts fuel flamelessly. This process releases the same amount of energy as flame-based combustion systems but at a lower temperature. Importantly, this lower temperature is below the threshold at which NOx is formed. The Xonon combustion system is the only operating catalytic combustion system for gas turbines and the only gas turbine combustion system demonstrated to achieve near-zero emissions.

 How Xonon Cool Combustion is Integrated into the Gas Turbine

   We collaborate with gas turbine OEMs to adapt their combustion systems to incorporate Xonon Cool Combustion technology. We believe that we and the OEMs can design the Xonon combustion system to suit any size and type of gas turbine. For each turbine model that an OEM agrees to pursue, we would design a catalytic Xonon module, the key component of the Xonon combustion system, to fit directly into the turbine combustor(s).

We then would manufacture the custom-designed Xonon modules and sell the Xonon modules to OEMs to incorporate them as an integral part of their product. The Xonon modules would have an expected life of approximately one year of continuous operation and would be replaced during regular, scheduled maintenance over the 15 to 20 year life of the turbine.

 Key Benefits of Xonon Cool Combustion

   We have developed and are marketing the Xonon combustion system for gas turbines used in electric power generation and gas pipeline compression. Integration of the Xonon Cool Combustion technology has several key benefits when compared to conventional gas turbine combustion and emissions reduction systems. Xonon Cool Combustion technology:

  . Essentially Eliminates the Formation of NOx. Excessive temperatures in conventional gas turbine combustion systems result in the formation of NOx, a harmful pollutant. Xonon Cool Combustion technology allows combustion to occur at lower temperatures, avoiding the formation of NOx. Xonon Cool Combustion technology allows the Xonon combustion system to achieve near-zero emissions.

  . Reduces Emissions of Carbon Monoxide and Unburned Hydrocarbons. In flame-based combustion, measures used to reduce emissions of NOx increase emissions of carbon monoxide and unburned hydrocarbons. Since the Xonon combustion system uses catalytic combustion rather than flame-based combustion, carbon monoxide and the hydrocarbon fuel are more thoroughly combusted. As a result, only trace amounts of carbon monoxide and unburned hydrocarbons remain in the exhaust.

  . Avoids Costly Exhaust Cleanup. Gas turbines using flame-based combustion can achieve near-zero emissions only in some applications and only through the combination of lean pre-mix and exhaust cleanup systems. Gas turbine exhaust cleanup systems, however, add significant capital and operating costs, reduce system efficiency, take up space, and in many cases require the use of toxic chemicals. Xonon enables gas turbines in essentially all applications to achieve near-zero emissions, without the use of exhaust cleanup systems.

  . Maintains Gas Turbine Combustion Efficiency. Compared to flame-based combustion, the Xonon combustion system releases the same energy from the fuel and achieves the same combustion efficiency required for optimal operation of the turbine.

  . Reduces Potential for Premature Component Failure. The Xonon combustion system avoids the combustor vibration or "noise" that can occur when a conventional flame is modified to reduce NOx formation. The result is more stable combustion operating conditions, reduced stress and wear-and-tear on expensive combustion parts, and less potential for premature component failure.

  . Broadens Gas Turbine Applicability. To date, conventional exhaust cleanup systems cannot be applied cost-effectively to all applications and sizes of gas turbines. For example, simple cycle turbines, or turbines without heat recovery systems, cannot use conventional exhaust cleanup systems. Additionally, it can be cost prohibitive for smaller gas turbines to use exhaust cleanup systems. As a result, these facilities cannot achieve near-zero emissions. We believe Xonon will enable essentially all applications and sizes of gas turbines to achieve near-zero emissions, thus broadening their range of uses.

   With all these benefits, Xonon should significantly increase flexibility in siting, permitting, and operating new and installed gas turbines. Xonon-equipped turbines can be put into service in densely populated areas where environmental concerns may have previously prevented gas turbines from being used.

 Key Milestones Achieved

   We began the development of Xonon in 1988. The following is a summary of our key milestones:

 Date                                   Milestone
 ----                                   ---------
 1989 Q4  Demonstrated viability of Xonon technology under laboratory conditions.

 1991 Q1  Completed test of pilot-scale Xonon module with GE.

 1992 Q1  Initiated full-scale Xonon module test with GE.

 1994 Q4  Completed 7000 hour catalyst durability test.

 1996 Q1  Began joint development program with Rolls Royce.

 1996 Q2  Began joint development program with Solar Turbines.

 1997 Q2 Published joint research paper with GE reporting near-zero emissions in Xonon tests.

 1997 Q3  Completed 1000+ hour prototype gas turbine demonstration.

 1998 Q1  Obtained $30 million equity investment from Enron Ventures.

 1998 Q2  Signed commercialization and development agreement with Pratt &
          Whitney Canada.

 1998 Q3 Signed Monterey Bay Alliance Agreement for development of distributed power generation projects.

 1998 Q4  Signed Collaborative Commercialization and License Agreement with GE
          Power Systems.

 1999 Q2 Commenced operation of Xonon-equipped turbine connected to electric utility grid at Silicon Valley Power in Santa Clara, California.

 1999 Q4 Obtained ISO 9001 registration for design, installation, manufacturing and service of Xonon modules.

 1999 Q4 Enron specified the Xonon combustion system as the preferred emissions control system on 7FA 170 MW gas turbines that it ordered from GE.

 1999 Q4 Completed 4,000 hours of operation of Xonon-equipped turbine at Silicon Valley Power.

 2000 Q1 Satisfied all EPA guidelines for an "achieved-in practice" technology.

 2000 Q2  Agreed with GE to commercialize the Xonon-equipped Nuovo Pignone GE10
          10MW gas turbine.

 2000 Q2 GE and Alliance Power entered into a preliminary agreement to order six Xonon-equipped Nuovo Pignone GE10 gas turbines.

 2000 Q2 Kawasaki and Enron Energy Services announced their intent to furnish three Xonon-equipped M1A-13X 1.5 MW gas turbines.

The Changing Electric Power Industry

   Three major forces are reshaping the electric power industry today:

  . A broad restructuring initiative seeking to solve the shortcomings of the old regulated system;

  . A continued focus on the environmental consequences associated with the generation of electric power; and

  . An increased demand for very high levels of power reliability and quality to support the strict power tolerances of digital electronics.

   These forces will alter the way electricity will be provided in the future and will ultimately result in significantly increased demand for the benefits offered by Xonon combustion systems.

 Restructuring of the Utility Industry

   The electric power industry is undergoing fundamental changes both domestically and internationally. Governments around the world have recognized the inefficiencies inherent in providing electricity through heavily regulated monopoly systems. While the pace and extent of the restructuring activities vary geographically, several themes have emerged:

  .  The customer's right to choose a power supplier;

  . The separation of the generation, transmission and distribution segments of the business; and

  .  Market-based pricing for electricity.

   The industry transition to a competitive generation environment is changing the context in which power producers operate existing facilities and evaluate new projects. Competition has heightened attention on all elements of cost, including fuel and environmental compliance. Producers are seeking to identify market opportunities where, whether driven by temporary or chronic imbalances in supply, they can capture premium pricing. They place particular value on the ability to site quickly and operate non-controversial, clean generating units designed to meet temporary periods of peak demand. Other market participants, including public utilities, independent power producers, end-users and independent transmission operators are also seeking new, more responsive alternatives to building additional transmission and distribution lines to serve growing urban loads. These participants are driving demand towards a more distributed generation, peaking plants and new technologies which are both economically and environmentally sound.

 Continued Environmental Awareness

   The second force affecting the electric power generation industry is the continued public focus on environmental issues. Electric power production results in significant emissions of certain environmentally harmful byproducts, including NOx, carbon monoxide, unburned hydrocarbons and particulate matter. In the United States, the Clean Air Act creates the National Ambient Air Quality Standards which are the basis for regulations that limit emissions on a facility-by-facility basis. These restrictions vary geographically and are most stringent in areas where existing pollution levels are high, such as in urban areas and in California, the Northeast states and Texas. Air quality regulations in the United States encourage the use of more effective emissions-control technology by requiring the use of the "Best Available Control Technology," and they provide an economic incentive to achieve lower emissions through requirements to offset emissions of new sources with reductions from existing sources in areas that do not meet air quality standards.

   The cost of emissions control systems alone does not capture the full impact of environmental issues on the power producer. Public opinion and permitting issues often prevent power producers from siting plants near population centers, even if they can meet emissions standards. As a result, the availability of cost-effective emissions technologies which surpass regulatory requirements can be extremely valuable to power producers. Beyond reducing costs, these technologies can actually enable projects which otherwise would not have been possible.

 Increased Quality and Reliability Requirements

   The third force reshaping the electric power industry is the new digital economy's need for reliable, high quality power. The rapid growth in the use of computers, the Internet and telecommunications products has significantly increased the demand for high quality power to run computer equipment, cellular base stations and many other components and devices that depend on a reliable electricity supply. Unlike traditional electrical loads such as lights and motor-operated equipment, sophisticated digital devices cannot tolerate voltage instabilities, such as surges and sags, without serious negative impact on their operations. These increased quality and reliability requirements are creating demands for new supplies of cost-effective and reliable electric power that can be located in populated areas, close to loads, where they can provide the highest-quality service.

 Limitations of Existing Technology

   Gas turbines have emerged as the solution of choice for new power generation, throughout the world where natural gas is available, due primarily to their inherent operating flexibility, high efficiency, relatively low capital and installation costs and overall cleanliness relative to other generation alternatives. Gas generation as a percent of total installed capacity is expected to rise significantly over the next two decades. According to the U.S. Department of Energy, gas-fired generation, which accounted for 14% of total United States electricity generation in 1998, will represent 31% of total generation by 2020. This increase is attributable to the rapid build-up of gas-fired generation capacity. Cambridge Energy Research Associates, an independent industry research firm, estimates that gas-fired generation will account for 97% of all U.S. generation capacity additions between 1999 and 2004. In Europe, according to Power Data Group, gas turbines represented 80% of the utility and independent power producer order volume from 1996 through 1998.

   Despite the advantages of gas-fired generation, emissions remain a concern for both air quality regulators and wholesale generators who have sought to emphasize their use of clean power generation technologies. In order to reduce emissions, gas turbine manufacturers have developed improved flame-based combustion systems. The most advanced of the modified flame-based combustion systems are the lean pre-mix systems such as dry-low NOx or DLN. These measures have, however, in some cases contributed to premature component failure and reduced gas turbine reliability. Furthermore, even the most effective lean pre-mix systems cannot achieve desired near-zero emissions levels.

   For baseload, or nearly continuously operating, gas turbine generating plants that operate in combined cycle (with a heat recovery system) for added efficiency, exhaust cleanup systems are required to achieve near-zero emissions. The most common conventional exhaust cleanup system is selective catalytic reduction or SCR. While this technology has become commonplace, it adds significant capital and operating costs, reduces overall project performance and efficiency and can create incremental health risks through secondary emissions and the transportation and storage of toxic reagents. Operators of baseload generating plants are particularly sensitive to the costs of exhaust cleanup due to the competitive pricing nature of the markets they serve.

   Exhaust cleanup systems cannot be used in all gas turbine applications. Gas turbines that operate in simple cycle (without heat recovery system) for added operating flexibility such as peaking turbines and gas pipeline compressors, have exhaust temperatures that are too hot for conventional exhaust cleanup systems. For small gas turbines with heat recovery systems used in distributed generation applications, the addition of SCR can be cost prohibitive.

   The limitations associated with existing emissions control technologies prevent power producers from cost-effectively achieving near-zero emissions across all gas turbine applications. As a result, producers have been limited in their ability to respond to the changing needs of the power industry. Power producers seeking to develop flexible peaking plants in capacity-constrained regions have faced more lengthy permitting processes and/or operating restrictions due to concerns over the plants' inability to achieve low emissions. Power producers have also been unable to offer distributed generation on a wide scale because technologies that can achieve near-zero emissions, such as fuel cells, remain prohibitively expensive while cost-effective alternatives, such as gas turbines, produce harmful emissions that limit their use in distributed generation applications.

   The limitations associated with existing emission control technologies have also adversely impacted gas pipeline operators. Gas turbine pipeline compressors cannot use conventional exhaust cleanup systems. As a result, they cannot achieve near-zero emissions and operators are often required to install more expensive electric motor drives in emissions sensitive areas.

The Xonon Cool Combustion Solution

   We believe that the introduction of a technology that can cost-effectively achieve near-zero emissions in all gas turbine applications will create significant value for users of gas turbines by enabling them to better respond to the changing needs of the energy industry. Furthermore, we believe:

  . Xonon Cool Combustion offers a low cost, near-zero emissions solution for baseload gas turbine generating plants.

  . Xonon enables simple cycle gas turbines to achieve near-zero emissions. As a result, Xonon will facilitate the siting and permitting of peaking turbines and enhance their value by eliminating emissions-related operating restrictions.

  . Small Xonon-equipped gas turbines represent the first distributed generation alternative that is cost effective, achieves near-zero emissions, is based on proven technology and is currently available on a commercial basis. We believe the implementation of Xonon-equipped gas turbines in these applications will accelerate the acceptance of distributed generation in the changing electric power industry.

  . Xonon enables turbines to be used in pipeline compressor applications in the most emissions-sensitive areas and avoids the use of more expensive electric motor drives.

Our Strategy

   Our goal is to make Xonon the preferred combustion system for all gas turbines and for other applications. Our strategy for achieving this goal is as follows:

  . Develop Our OEM Relationships. We intend to develop and sell Xonon combustion systems through gas turbine OEMs. We have entered into collaborative development agreements with a number of leading turbine manufacturers for the joint design and application of Xonon Cool Combustion technology to their turbines. Upon completion of these development programs, we expect them to commercialize their Xonon-equipped turbines.

     We believe offering Xonon on their gas turbines would give OEMs a competitive advantage in new equipment sales. We also believe Xonon module replacement services and the availability of Xonon as an upgrade for existing gas turbines would enhance the OEMs' service businesses. Once an OEM adopts Xonon combustion technology on one of its gas turbines, we will work to extend Xonon combustion technology to other gas turbines in its product lines. We believe our collaborative relationships with OEMs place us at a considerable competitive advantage relative to others.

  . Market Currently Offered Xonon-equipped Gas Turbines. During the early stages of commercialization, we are working with our OEM partners and are actively seeking out prospective users of Xonon-equipped gas turbines. We are participating in the initial stages of discussions relating to their gas turbine orders. We are also working with the OEMs to identify situations where project circumstances are well-suited for early adoption of Xonon.

  . Establish and Promote Xonon Brand Awareness. We believe that increased awareness of the Xonon combustion system and its benefits among end users will accelerate OEMs' incorporation of Xonon combustion systems across their product lines. We expect to actively promote awareness of Xonon combustion systems among a broad audience through peer-reviewed technical articles, advertisements in trade journals, presentations at trade shows and other promotional activities. We will establish brand awareness by targeting our marketing and product development activities to demonstrate the range of Xonon's benefits. We expect that the OEMs will market the Xonon combustion system under our Xonon brand.

  . Aggressively Defend Our Intellectual Property and Broaden Our Technology Base. Xonon Cool Combustion technology is a proprietary technology protected by patents. Our intellectual property base and our accumulated experience in applying catalytic combustion to operating systems place us at a considerable advantage relative to other potential developers of catalytic combustion and competing technologies. We intend to continue technological development of Xonon to further extend catalyst life, gain experience with a wider set of gas turbine operating conditions and develop component design approaches for gas turbines under different operating conditions and combustion configurations. In addition, we plan to vigorously defend our intellectual property.

  . Expand the Applications of Our Technology. We believe our technology is applicable to other types of gas turbines such as microturbines and turbines incorporated in fuel cell-gas turbine hybrid power systems. We also believe our technology can be used in combustion systems other than gas turbines such as diesel engines. We expect to continue research and development in these areas where technical and commercial factors appear encouraging.

Market for Xonon

   We believe that Xonon combustion systems offer distinct advantages in all gas turbine markets within the power generation and gas pipeline compression industries. We divide our potential market into four segments based on gas turbine size, OEM participants and end-user applications. These segments include large, medium and small gas turbines for power generation and gas turbines for gas pipeline compressor applications.

 Small Gas Turbines (less than 15 MW)

   Due to their earlier shipping dates, we expect that Xonon modules for small gas turbines will compose a majority of our product revenue over the next few years. The small gas turbine segment includes turbines that generate less than 15 MW of electric power. Turbines in this segment serve light industrial, commercial and institutional loads in power only and combined heat and power, or cogeneration, applications. With the restructuring of the utility industry the desire to site near users has become a key driver of demand for these turbines. Such units can avoid the need to expand transmission and distribution capacity and enhance power quality and reliability.

   According to Forecast International, sales of gas turbines smaller than 15 MW used for power generation (excluding microturbines) should generate $1.1 billion in 2000. This market sector is poised for dramatic growth. According to the Gas Research Institute, generation in this size range is predicted to reach a 20%-40% share of total power generation capacity additions over the next ten years.

   Gas turbine OEMs in this segment include AlliedSignal, Alstom Power, Kawasaki Heavy Industries, GE's Nuovo Pignone subsidiary, Pratt & Whitney Canada, Rolls Royce, and Caterpillar's Solar Turbines unit. According to Forecast International, Solar, Rolls Royce and Alstom Power are the dominant participants.

   We are operating a 1.5 MW Xonon-equipped Kawasaki Heavy Industries gas turbine on the electric utility grid at Silicon Valley Power in Santa Clara, California. On May 17, 2000, Kawasaki and Enron Energy Services announced their intent to furnish three Xonon-equipped 1.5 MW Kawasaki M1A-13X gas turbines for a distributed power generation project in the Northeastern United States. We expect that these turbines will be delivered to the end-user in late 2001. We are also currently working with GE to develop and commercialize the Xonon combustion system for Nuovo Pignone's GE10 gas turbine. On April 4, 2000, GE entered into a preliminary agreement to supply Alliance Power with six Xonon-equipped GE10 gas turbines, subject to successful completion of the development work on this Xonon system. We expect that these gas turbines will be delivered to Alliance beginning in mid-2002. For both of these orders, we expect to ship our Xonon modules and recognize the associated revenue up to six months prior to turbine delivery. We are also engaged with Solar Turbines and Rolls Royce in adapting Xonon for gas turbines they manufacture in this size range.

 Large Gas Turbines (greater than 60 MW)

   Due to longer turbine lead times, we expect that Xonon modules for large gas turbines will not compose a significant portion of our revenue until at least 2003. The large gas turbine segment includes turbines that generate more than 60 MW of electric power. These turbines are presently used by public utilities and wholesale generating companies to provide large quantities of power to serve utility loads or for resale in wholesale markets. The majority of gas turbines in this market are used in combined cycle configuration for base load power generation. With the restructuring of the power industry, however, demand for large-scale simple cycle peaking turbines has surged. Diesel & Gas Turbine Worldwide reported a six-fold increase in orders of these gas turbines from 1998 to 1999. All Diesel & Gas Turbine Worldwide figures are based on years ended in May.

   According to Forecast International, new gas turbine sales in this sector should be approximately $11.6 billion in 2000. The market for large turbines has recently demonstrated very high growth with turbine manufacturers reporting significant sales increases and backlogs. According to Diesel & Gas Turbine Worldwide, global orders of gas turbines greater than 60 MW more than doubled from 1998 to 1999.

   According to Power Data Group, Alstom Power, GE, and Siemens/Westinghouse together represent nearly all of this market on a unit basis. GE is the market leader in this sector.

   In November 1998, we signed a collaborative agreement with GE to develop the Xonon combustion system components for incorporation into GE's model 7EA and 7FA gas turbines. In December 1999, GE accepted an order from Enron specifying Xonon as the preferred emissions control system on GE 7FA gas turbines, with GE and Enron maintaining the right to substitute alternative emissions control technology for any reason, including if the Xonon combustion system cannot be developed or has not been developed in time to meet delivery requirements. We are also engaged in discussions at various stages with other manufacturers serving this sector.

 Medium Gas Turbines (15 to 60 MW)

   The medium gas turbine segment includes turbines that generate between 15 and 60 MW of electric power. These units are used in energy intensive industrial facilities for power generation and cogeneration.

   According to Forecast International, new gas turbine sales in this sector are expected to generate $2.9 billion in 2000. Alstom Power, GE, Rolls Royce and Siemens/Westinghouse will represent about 90% of this market on a unit basis. GE is the dominant participant.

 Turbines for Gas Pipeline Compressors (5 to 60 MW equivalent)

   The gas pipeline compressor sector includes gas turbines generally ranging from 5 MW to 60 MW (equivalent) used as mechanical drives for compressors on gas pipelines.

   According to Forecast International, gas turbine sales for mechanical drives, essentially all of which are for gas pipeline drives, will generate about $500 million in 2000. Alstom Power, GE, Rolls Royce and Solar Turbines will represent about 90% of this market. GE and Solar are the leading participants.

   Several of the Xonon-equipped gas turbines that we are collaboratively developing with OEMs may be marketed for pipeline compressor applications.

Relationships With Enron

   In January 1998, Enron announced that it would evaluate the use of the Xonon combustion system in certain of its future wholesale power generation, distributed power generation, and pipeline compressor projects. At the same time, Enron Ventures, a wholly owned subsidiary of Enron, purchased a 15% equity interest in us for $30.0 million. Enron Ventures also received a three-year option to purchase up to an additional 1,071,430 shares (on an as-converted to common stock basis) for $14.4 million. Beginning on the tenth day after the distribution the option is exerciseable on a cashless basis. As part of the investment, Thomas E. White, then an officer of Enron Ventures and currently Vice Chairman of Enron Energy Services, joined our board of directors. Enron Ventures has the right to nominate one member of our board so long as it owns at least 5% of our voting stock. See "Related-Party Transactions-Relationship with Enron."

   In December 1999, an Enron North America order for GE 7FA gas turbines specified the Xonon combustion system as the emissions control system for the gas turbines. Enron and GE have the right to substitute alternative emissions control technology for any of these gas turbines for any reason, including in the event the Xonon combustion system has not been developed or cannot be developed in time to support Enron North America's project schedule.

   In December 1999, Enron North America also agreed to contribute to the funding of the development of the Xonon combustion system for use in GE 7FA gas turbines. GE agreed to use commercially reasonable efforts to complete, in collaboration with us, development, design, and on-engine testing of the Xonon combustion system for 7FA gas turbines. GE's collaborative effort for development, design and testing of Xonon for 7FA gas turbines is not limited by the future selection of the emissions control technology used in Enron's December 1999 order for GE 7FA gas turbines.

Collaborations

   To date, we have entered into the following collaborative relationships with leading industry participants to produce and sell Xonon combustion systems.

  . General Electric. GE is the leading manufacturer of gas turbines in the world. We have been working with GE on the application of the Xonon system to gas turbines under a series of development program agreements since 1991. In November 1998, we signed an agreement with GE for the development, design and commercialization of the Xonon system in selected models of new and existing GE gas turbines. The agreement requires that GE market the Xonon Cool Combustion system only under the Xonon brand. The agreement also includes provisions for the development and supply of Xonon modules to satisfy GE's requirements for initial installation and periodic replacement. In December 1999, GE accepted from Enron North America the first order for GE 7FA gas turbines specifying Xonon combustion systems as the preferred emissions control system. Concurrently with this gas turbine order GE agreed to use commercially reasonable efforts to complete, in collaboration with us, development, design and testing of the Xonon combustion system for the 7EA and 7FA gas turbines. The Enron order provides that the 7FA gas turbines will be equipped with Xonon unless Enron or GE elect to substitute alternative emissions control technology. The agreement provides that GE may terminate the agreement at any time if it determines that there are significant technical issues which indicate that the technical objectives of the Xonon commercialization program are not achievable or cannot be achieved within the timetable established for the program.

  . Nuovo Pignone. We and GE are working to develop and commercialize the Xonon system for the GE10 gas turbine manufactured by GE's Nuovo Pignone subsidiary. This gas turbine is used for distributed generation and gas pipeline compression applications. In April 2000, GE entered into a preliminary agreement for the purchase of six Nuovo Pignone GE10 turbines equipped with the Xonon combustion system. Alliance Power, Inc. would be the launch customer.

  . Solar Turbines. In the second quarter of 1996, we and Solar Turbines, a wholly-owned subsidiary of Caterpillar, Inc., began a joint design and development program for the inclusion of Xonon into Solar's new Advanced Technology System gas turbine being co-funded by the U.S. Department of Energy. Xonon full-scale testing is in process at Solar on the Solar Mercury 50 (5 MW), which has resulted from this program. Future plans include additional testing at Solar in 2000. We are also investigating application of Xonon technology in other Solar gas turbines.

  . Rolls Royce. In the first quarter of 1996, we began a joint development program with the Allison Engine division of Rolls Royce for the design of Xonon as an integral part of their new Advanced Technology System gas turbine which was co-funded by the U.S. Department of Energy. Development and testing of the engine is continuing and Xonon's development is tracking with the schedule defined for the gas turbine.

   In addition to our collaborative relationships with these OEMs, in September 1998, we and five other companies signed the Monterey Bay Alliance Agreement. Under the terms of the alliance the member companies agreed to implement complete energy solution projects for distributed generation applications. The current alliance members are, in addition to us: Alliance Power, Carrier Corporation, Enron Energy Services, Harding Lawson & Associates Inc., Kawasaki, Pratt & Whitney Canada and Solar Turbines. Alliance Power is the primary developer of projects for the alliance. All projects will be based upon turbines of one or more alliance members and all turbines will include Xonon combustion technology. Alliance Power's preliminary agreement to purchase six Xonon-equipped GE10 gas turbines from GE announced in April 2000 is a direct result of the relationships developed within the Monterey Bay Alliance.

   Development of Xonon technology has been supported in part by government agencies and research institutions, including the U.S. Department of Energy, The California Energy Commission, the California Air Resources Board, and the Gas Research Institute. In connection with some of these funding arrangements, these parties receive certain financial rights in the commercialization of the resulting technology.

Manufacturing and Testing

   We plan to initially manufacture commercial quantities of Xonon modules at our facility in Mountain View, California. We believe that our manufacturing facilities will require only modest capital expenditures over the next several years to expand our capabilities to supply Xonon modules. We plan to retain all proprietary manufacturing within our facilities and outsource the non-critical components to third party suppliers having OEM gas turbine component manufacturing expertise.

   For internal production we plan to use manufacturing cells. Manufacturing cells are a sequence of manufacturing equipment arranged in a manner to allow the continuous production of a set of similar products, such as Xonon modules. Our manufacturing cells are designed to produce all varieties of Xonon modules and each cell will ultimately produce the equivalent of up to 1,000 complete KHI M1A-13A modules per year and have a 3,000 square foot footprint. These cells are scaleable to capacity needs and can be additionally located near customer facilities or distribution nodes as appropriate. During 1999 we constructed the Mountain View facility with the manufacturing cell design and have achieved start-up and initial production of commercial-quality modules.

   In the fourth quarter of 1999, we earned ISO 9001 Registration from Underwriters Laboratories, Inc. (UL) for the production of Xonon modules. The ISO series standards are internationally recognized quality management system requirements developed by the International Organization of Standardization
(ISO). ISO 9001 is the most comprehensive standard in the ISO 9000 series. It covers design, manufacture, installation, and servicing systems.

   We anticipate achieving production efficiencies as commercial production volume ramps up over the next three years. Overall capacity growth will be achieved through a combination of these efficiency improvements and the start-up of additional manufacturing cells, both at our current facility and at additional sites, as appropriate. Because of the modular design of these cells, our capacity can grow in cell-sized increments in line with increasing demand. Our manufacturing process lead-time is much shorter than the production lead-time of the gas turbines into which our modules fit. Based on our commercialization plan, we anticipate that our existing facilities will provide sufficient capacity through 2002. We anticipate adding additional cells starting in 2002.

   Pursuant to our arrangements with the gas turbine manufacturers, Xonon modules will be returned to us at the end of their useful life. We expect to reclaim, reuse or recycle most components of the module, including the precious metals palladium and platinum. Because we can recover and reuse these metals in our modules, we can protect against the volatility of precious metal prices.

   Our sourcing strategy is designed to take advantage of existing suppliers and production infrastructure and to ensure the supply of critical materials and components. We will ensure supply of critical materials by a combination of dual sourcing, strategic inventory control and identification of substitute materials. We expect to outsource metal fabrication components to suppliers already supplying similar components to the turbine OEMs. Other materials required for Xonon module production will be sourced from the specialty chemicals and specialty metals industries. We expect these components and materials to have lead times of under four months at full production quantities. In the case of all of our components and materials, we have either identified alternative suppliers or substitute materials, with the exception of one, a high temperature steel alloy. In this case, this material's primary use is in the jet aircraft and turbine industries, and our requirements would represent less than 5% of the present demand. We believe the continuing supply of this material will be ensured by its demand in its primary market. We are also evaluating substitute materials for this alloy.

   In addition to our manufacturing facilities, we own and operate facilities used for testing and developing our technologies. We have catalyst test facilities, including two combustion test rigs, at our site in Mountain View, California. These facilities are capable of testing catalysts at a range of gas turbine operating conditions representative of most gas turbines that are presently manufactured. We have additional facilities that allow for the testing of critical combustor components such as preburners and mixers.

   We also own a Kawasaki Heavy Industries 1.5 MW M1A-13A gas turbine equipped with the Xonon combustion system that is operating on the electric utility grid in Santa Clara, California. This turbine provides electric power under contract to Silicon Valley Power. In addition to power production, this unit serves as our on-engine test and demonstration facility for the Xonon combustion system for gas turbines.

Regulatory

   In the United States, federal air quality regulations include standards for ground-level ozone (a primary component of smog) and particulate matter
(soot). Since NOx is both a precursor to ground-level ozone and a contributor to the formation of fine particulate matter, reducing NOx emissions at power generation facilities is important to meeting air quality standards. Federal air quality regulations also include standards for emissions of carbon monoxide and unburned hydrocarbons, two other common byproducts of electric power generation. The federal regulations governing air quality create National Ambient Air Quality Standards (NAAQS). Areas that meet the NAAQS are designated as "attainment areas," while areas not meeting the standards are designated as "non-attainment areas." State and local authorities determine specific strategies to be applied in each area in order to meet the federal air quality standards. Generally speaking, emissions restrictions applied in the most severe non-attainment areas are the most extensive.

   Federal law requires that major new and modified sources of air pollution in attainment areas utilize the most effective emissions control technology that has been demonstrated in practice and is commercially available, unless it can be shown not to be cost-effective. This requirement is referred to as the "Best Available Control Technology," or BACT, standard. State and local authorities determine whether a particular facility is in compliance with the BACT standard.

   In areas that do not meet ambient air quality standards, authorities assessing new facilities are not permitted to consider the cost-effectiveness of technology alternatives. This more stringent standard is referred to as the "Lowest Achievable Emissions Rate", or LAER, standard. In some particularly polluted non-attainment areas, existing facilities may also be required to retrofit more effective emissions control technology if it is demonstrated in practice, available and cost-effective. This requirement is referred to as the "Reasonably Available Control Technology", or RACT, standard. Furthermore, in non-attainment areas, the permitted emissions of major new or modified sources of air pollution must also be offset by emissions reductions elsewhere such that there is a net decrease in overall emissions as a result of the new source. In order to satisfy this requirement, project developers may demonstrate emissions reductions or, in some markets, purchase credits for emissions reductions.

   To facilitate the control technology assessments in BACT/LAER determinations, some state and local authorities have published guidance documents for developers that identify desired emissions levels for different types of sources. For example, the California Air Resources Board (CARB) and the South Coast Air Quality Management District (SCAQMD) covering the Los Angeles Basin have adopted guidance NOx emissions levels for gas turbines of
2.5 parts per million (or ppm). The Xonon Cool Combustion system operating on the gas turbine at Silicon Valley Power has satisfied federal Environmental Protection Agency guidelines for an emissions control technology that is "achieved in practice" and has demonstrated emissions levels that would satisfy the CARB and SCAQMD guidelines for gas turbines. We believe that Xonon is the only gas turbine combustion system demonstrated to meet these guidelines without requiring a costly exhaust cleanup system.

   While U.S. regulations do not directly force the adoption of new control technologies or mandate lower emissions levels, they do provide an economic incentive to achieve lower emissions, and, through BACT/LAER determinations, serve to encourage the use of newly introduced control technologies that are more cost-effective and/or achieve lower emissions levels. We believe the Xonon combustion system for gas turbines achieves desired ultra-low emission levels more cost-effectively than post-combustion exhaust cleanup systems, and enables gas turbines to achieve ultra-low emissions in situations where these exhaust cleanup systems cannot be used. As a result, we believe Xonon will enhance the value of gas turbine projects by reducing emissions compliance costs and contributing to regulatory and community acceptance, thus improving the siting and operating flexibility of gas turbines.

   In addition to environmental requirements in the United States, there are increasing restrictions on emissions abroad, particularly in Japan and Western Europe. Furthermore, lenders and public pressure are expected to force host countries to adopt proven emissions control technologies on power plants in developing countries.

Our Intellectual Property

   Xonon Cool Combustion is a proprietary technology with extensive intellectual property protection. Our intellectual property strategy is to identify key intellectual property developed by us in order to protect it in a timely and effective manner, and to use and assert such intellectual property to our competitive advantage in the catalytic combustion business. Intellectual property includes proprietary technology, know-how, business strategies and market information. An objective of our intellectual property strategy is to enable us to be first to market with proprietary technology and to sustain a long-term technological lead in the market. We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.

   We use patents as the primary means of protecting our technological advances and innovations, such as our proprietary Xonon Cool Combustion system designs, catalyst compositions, new materials, manufacturing processes, operating techniques, combustor components and combustor system designs. We have adopted a proactive approach to identifying patentable inventions and securing patent protection through the timely filing and aggressive prosecution of patent applications. Our employees participate in a comprehensive invention disclosure program involving preparation of written invention memoranda and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets. Patents provide us with the right to exclude others from incorporating these technical innovations into their products and processes. We also use patents, along with publications and, where appropriate, licensing-in of third party technology to provide us with the flexibility to adopt preferred technologies.

   As of June 30, 2000, we (a) owned, either exclusively or jointly, (b) held exclusive license rights from third parties for, or (c) held license rights from affiliates, in 15 U.S. patents issued, 4 U.S. patents pending, 10 International Patent Treaties, and 43 international registered patents. An additional 5 patent applications are currently in preparation.

   We believe we have developed a significant international patent portfolio. We have filed an increasing number of patent applications each year and we anticipate that this trend will continue. We actively monitor the patent position, technical developments and market activities of our competitors. We expect that our growing patent portfolio, especially when coupled with a strong enforcement program, will provide us with a significant advantage over our competitors.

   Portions of our know-how are protected as trade secrets and supported through contractual agreements with our employees, suppliers, partners and customers. We aggressively protect our intellectual property rights in our collaboration agreements with a view to capturing maximum value from our products in our markets and ensuring a competitive advantage.

Competition

   We expect Xonon-equipped gas turbines to compete with turbines outfitted with traditional emissions reduction technologies, including lean pre-mix combustion and conventional exhaust cleanup systems.

   We believe Xonon is unique in its abilities to allow gas turbines to achieve near-zero emissions in simple cycle and to achieve near-zero emission without the use of exhaust cleanup systems. Lean premix combustion systems cannot achieve near-zero emissions, and the applicability of conventional exhaust cleanup systems is limited. Exhaust cleanup used in combination with lean premix combustion can reach near-zero emissions in some applications. As Xonon is applied to gas turbine models, these benefits will enhance the value of those gas turbines. We expect Xonon-equipped gas turbines to be priced to end-users by the OEMs to capture a share of that value.

   Lean pre-mix combustion systems are manufactured and provided by gas turbine OEMs as part of their turbine product line. These gas turbine OEMs represent the potential customer base for our Xonon modules, and we expect to rely upon them to distribute Xonon-equipped turbines to end-users.

   Third parties, including Cormatech, Englehardt, Goal Line, Mitsubishi and Siemens, manufacture conventional exhaust cleanup systems. End-users generally purchase these systems directly from the manufacturers, through packagers, or from vendors of heat recovery steam generation equipment. Gas turbine OEMs do not function as intermediaries in these transactions and do not receive any economic value from the sale of exhaust systems.

   We expect that gas turbine OEMs will choose to purchase Xonon modules and distribute Xonon-equipped turbines despite the fact that Xonon represents a direct competitive challenge to their existing emissions control products. We believe this will be the case for two reasons. First, Xonon combustion systems achieve near-zero emissions at lower costs than competing technologies. Based on this cost differential, turbines that incorporate Xonon Cool Combustion technology offer a significant competitive advantage over turbines equipped with conventional emissions technology. Incorporation of Xonon Cool Combustion technology, therefore, enhances the OEM's product line and offers the potential for the turbine OEM to gain market share from competitors whose turbines do not incorporate Xonon Cool Combustion technology. Second, incorporating Xonon into its turbines allows the OEM to capture a larger portion of the economics associated with pollution control. Currently, OEMs only capture the portion of emissions reduction economics associated with LPM, while third parties capture the portion of economics associated with exhaust cleanup systems. Because Xonon replaces LPM technology and eliminates the need for exhaust cleanup systems, its incorporation in the turbine allows OEMs to capture a larger portion of the economic value associated with emissions reduction.

   Over time, the Xonon combustion system may also face competition from new entrants to the market for emissions reduction. New entrants may eventually develop competing technologies, catalytic or otherwise, that also achieve near-zero emissions on a cost-effective basis. For example, Precision Combustion, Inc. (PCI) has indicated on its web site that it has a long-term business agreement with Siemens Westinghouse Power Corporation to develop, manufacture and sell low, single digit NOx catalytic combustors for certain of Westinghouse's gas turbines. PCI also states that it is working with other gas turbine manufacturers under shorter term agreements. PCI has not characterized these agreements as exclusive.

   We believe, based on a review of public reports, that we are the only company to have demonstrated catalytic combustion in full-scale combustor systems at actual gas turbine conditions and to have achieved operation of catalytic combustion on a gas turbine with the durability required for commercial success. Further, we believe the technology that has enabled us to achieve these milestones is proprietary to us.

   We believe that the measures we have taken to protect our intellectual property provide a significant barrier to entry for future competing technologies. We also believe that even if current efforts to create competing technologies could circumvent our intellectual property protections, these efforts are several years away from commercial development.

   Catalytica Advanced Technologies acts as an incubator for new businesses and is engaged in a number of areas of catalytic research, including development of fuel processing technology for fuel cells, that encompass the reforming of gasoline and natural gas for transportation and stationary power applications. As part of our combination with Catalytica Advanced Technologies, new technologies formerly developed by Catalytica Advanced Technologies will continue to be developed. One such technology is being developed by Catalytica NovoTec, Inc., a new subsidiary of ours that previously operated as a development group within Catalytica Advanced Technologies. NovoTec is developing improved catalytic processes employing proprietary high throughput testing and computer learning technologies.

Employees

   As of August 31, 2000, we employed 65 persons. None of our employees is represented by a labor union. We believe our relations with our employees are good.

Legal Proceedings

   On August 4, 2000, a purported class action complaint Sims et al. v. Cusumano et al., Civil Action No. 18197NC, was filed in the Chancery Court of the State of Delaware against Catalytica and certain of its directors. The complaint alleges that defendants breached their fiduciary duties by agreeing to a transaction that contemplates the distribution of our shares to Catalytica stockholders and in which Catalytica would be acquired by DSM. The plaintiffs contend the transaction is unfair to the Catalytica shareholders and they seek to, among other things, enjoin the transaction. Defendants have not yet responded to the complaint. Based on the facts known to date, Catalytica believes that the claims are without merit and intends to vigorously defend this suit. Catalytica further believes that the outcome of this litigation will not have a material adverse effect on Catalytica's financial condition or results of operations.

   On August 14, 2000, the City of Glendale filed a complaint against us, Catalytica and Genxon Power Systems, Inc. in Los Angeles County Superior Court, Case No. EC029841. The complaint asserts claims against all defendants for breach of contract, breach of the covenant of good faith and fair dealing, fraud and negligent misrepresentation arising out of defendants' failure to complete its performance under a Technical Services Agreement between the City of Glendale and Catalytica providing for the retrofit of the FT4 engine with the FT4 Xonon Combustion System. The City of Glendale seeks compensatory damages in excess of $7,500,000 and punitive damages. The defendants believe they have meritorious defenses to the claims asserted and intend to defend the action vigorously. While it is not possible to predict with certainty the outcome of this matter, and while we do not believe an adverse result would have a material effect on our consolidated financial position, it could be material to the results of operations and cash flows for a fiscal year.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

   The unaudited pro forma condensed combined financial statement include the unaudited pro forma condensed combined balance sheet as of June 30, 2000, and the accompanying notes. There were no pro forma adjustments affecting operations.

   The unaudited pro forma balance sheet has been prepared to reflect the effects of the distribution and other adjustments as if they had occurred as of June 30, 2000.

   The pro forma adjustments are preliminary and based on management's estimates. In addition, management is in the process of assessing and formulating its business plans. Management does not know the exact amount of related distribution or other reorganization costs but does not believe actual amounts will differ significantly from their estimates. Based on the timing of the closing of the proposed transaction, the finalization of the integration plans and other factors, final pro forma adjustments may differ materially from those presented in these pro forma financial statements.

   Immediately prior to the distribution, by agreement Catalytica will contribute an amount of cash to us to increase our capitalization by an amount that will result in a cash balance of at least $40 million. Catalytica expects to purchase stock for $50 million. This amount is required to fund our operating requirements for the near term and to pay transaction related expenses.

   The unaudited pro forma condensed combined financial statement is not necessarily indicative of what the actual financial results would have been had the transaction described above taken place on June 30, 2000. In addition, they do not purport to indicate our future financial position. This unaudited pro forma condensed financial statement should be read in conjunction with our historical financial statements and notes of that are included in this document.

   The transactions described in this filing and the pro forma financial statement are the subject of stockholder litigation described on page 42 of this document.

                      CATALYTICA ENERGY SYSTEMS, INC.
                                      and
                     CATALYTICA ADVANCED TECHNOLOGIES, INC.
                 (a combined company in the development stage)

                         UNAUDITED PRO FORMA CONDENSED
                             COMBINED BALANCE SHEET
                                 June 30, 2000
                                 (in thousands)

                                          Historical Adjustments      Pro forma
                                          ---------- -----------      ---------
                 ASSETS
Current assets:
  Cash and cash equivalents..............  $  7,415    $45,000 (1)(2) $ 52,415
  Short-term investments.................     5,491        --            5,491
  Accounts receivable, net
    Trade................................     1,963        --            1,963
    Joint venture........................       175        --              175
    Employees............................        40        --               40
                                           --------    -------        --------
                                              2,178        --            2,178
  Inventory..............................       110        --              110
  Prepaid expenses and other assets......        24        --               24
                                           --------    -------        --------
    Total current assets.................    15,218     45,000          60,218
Property and equipment, net..............     1,736      2,779 (1)       4,515
Notes receivable from employees..........       853        --              853
                                           --------    -------        --------
                                           $ 17,807    $47,779        $ 65,586
                                           ========    =======        ========
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Payable to Catalytica, Inc. ...........  $  6,533    $(6,533)(3)         --
  Accrued liabilities....................       773      2,214 (1)    $  2,987
  Deferred revenue.......................       722        --              722
                                           --------    -------        --------
    Total current liabilities............     8,028     (4,319)          3,709
Note payable to Catalytica...............       730       (730)(3)         --
Stockholders' equity:
  Preferred stock........................        11        (11)(4)         --
  Common stock...........................         2         11 (1)(4)       13
  Additional paid-in capital.............    56,944     57,828 (1)(3)  114,772
  Deferred compensation..................      (331)       --             (331)
  Deficit................................   (47,577)    (5,000)(2)     (52,577)
                                           --------    -------        --------
    Total stockholders' equity...........     9,049     52,828          61,877
                                           --------    -------        --------
                                           $ 17,807    $47,779        $ 65,586
                                           ========    =======        ========

  See Accompanying Notes to Unaudited Condensed Combined Financial Statements.

                         NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENT
                                (In thousands)

Basis of Presentation

   This unaudited pro forma financial statement has been prepared to illustrate the distribution of the shares of our stock held by Catalytica to shareholders of Catalytica. This distribution will not take place unless the stockholders of Catalytica approve the proposed merger of Catalytica and Synotex. The unaudited pro forma balance sheet has been prepared to reflect the effects of the distribution and other adjustments as if they occurred as of June 30, 2000.

   The unaudited pro forma condensed combined financial statement is not necessarily indicative of what the actual financial results would have been had the transaction described above taken place on June 30, 2000. In addition, they do not purport to indicate the future financial position of Energy Systems and Catalytica Advanced Technologies.

   These unaudited pro forma condensed financial statement should be read in conjunction with the combined financial statements and notes of Catalytica Energy Systems, Inc. and Catalytica Advanced Technologies, Inc. that are included in this document.

Adjustments

   The unaudited pro forma condensed statements give effect to the following pro forma adjustments:

  1. The merger agreement provides for Catalytica to increase our capitalization by an amount that will result in a balance of at least $40 million in cash and cash equivalents. Catalytica currently expects to purchase additional shares of our stock for cash of $50 million. This records the capitalization of that amount as well as certain assets at the Mountain View facility which include all leasehold improvements, general laboratory equipment, certain analytical equipment, computers, and office equipment ($2,779). Additionally, liabilities which consist of employee benefits such as vacation accrual, employee incentive plan, and pension accrual ($2,214) will be transferred from Catalytica to us by agreement. An inter-company charge that closely approximates the amortization of these assets is included in the historical operating results.

  2. To record estimated transaction costs ($5,000). These costs will be expensed in the third and fourth quarters of 2000.

  3. To record forgiveness of intercompany payable to Catalytica.

  4. To record merger of the Energy Systems and the Catalytica Advanced Technologies businesses.

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

   Our directors, executive officers and key employees as of August 31, 2000, are as follows:

          Name           Age       Position with Catalytica Combustion Systems
          ----           ---       -------------------------------------------
Ricardo B. Levy.........  54 Chairman of the Board and Director

Craig N. Kitchen........  49 President and Chief Executive Officer and Director

Ralph A. Dalla Betta....  54 Chief Technology Officer and Vice President, Technology

Dennis Riebe............  58 Chief Financial Officer

Carl Schopfer...........  54 Senior Vice President, Engineering

Peter B. Evans..........  41 Senior Vice President, Business Development

Patrick T. Conroy.......  54 Senior Vice President, Product Development

Steven J. Oliva.........  41 Vice President, Operations

Lawrence W. Briscoe.....  56 Director

William B. Ellis........  59 Director

Frederick M. O'Such.....  62 Director

John A. Urquhart........  71 Director

Thomas E. White.........  56 Director

Ernest Mario............  62 Director

Howard I. Hoffen........  36 Director

   Ricardo B. Levy, Ph.D. joined our board of directors in June 1995 as chairman of the board. He is a founder of Catalytica and has been a director of Catalytica since 1974. He served as chief operating officer from Catalytica's inception in 1974 until August 1991, when he became president and chief executive officer. Before founding Catalytica, Dr. Levy was a founding member of Exxon's chemical physics research team. Dr. Levy has an M.S. from Princeton University and a Ph.D. in chemical engineering from Stanford University. Dr. Levy is an alumnus of Princeton and Harvard University's Executive Management Program.

   Craig N. Kitchen was appointed as our president and chief executive officer in July 2000. Prior to that Mr. Kitchen was a corporate vice president at Triumph Group, a manufacturer of major airframe, structural and aircraft engine components, where he most recently directed business for the aerospace companies. From October 1994 to July 1997, Mr. Kitchen was a partner at Stolper-Fabralloy, a supplier of combustors for aerospace and industrial gas turbines, and led the business development efforts for new combustors such as GE Aircraft Engines, Rolls Royce, Allison Engine and Solar Gas Turbines. From 1982 to 1994, Mr. Kitchen served in several senior management positions and was vice president, repairs and overhaul/business development for AlliedSignal. Mr. Kitchen holds a B.S.M.E. from the U.S. Air Force Academy and an M.B.A. from the University of Northern Colorado.

   Ralph A. Dalla Betta, Ph.D. has served as our chief technology officer and vice president, technology since June 1995. Dr. Dalla Betta has been employed by Catalytica since 1976 and currently serves as the chief scientist of Catalytica. Dr. Dalla Betta has been the major technical architect of the catalytic technology used in the Xonon Cool Combustion system. Prior to joining Catalytica, Dr. Dalla Betta was a senior scientist at the Ford Motor Company. He has authored over 40 scientific papers, holds 12 patents and is co-author of one book. He holds a B.S. degree from the Colorado College and a Ph.D. in physical chemistry from Stanford University.

   Dennis S. Riebe has served as our chief financial officer since September 2000. Prior to that, Mr. Riebe spent 34 years with AlliedSignal (now Honeywell), in a variety of positions including both Finance and

Operations. He served as the CFO for an AlliedSignal Engines acquisition in Stratford, Connecticut, and has been the Director of Cost Management and Director of Financial Planning and Analysis for the AlliedSignal Engine business. Prior to that he was the Corporate Controller for The Garrett Corporation, and served as an officer and member of the Board of Directors for an international Joint Venture with the Republic of China (Taiwan). Mr. Riebe is a graduate of Purdue University and has completed graduate studies in business administration at Arizona State University.

   Carl Schopfer has served as our senior vice president, engineering since April 2000. Prior to that, Mr. Schopfer spent over 20 years at AlliedSignal Engines (formerly Garrett Turbine Engine Company), most recently as vice president, engineering and technology. Prior to that he was AlliedSignal Engines' vice president, strategic planning and business development. From 1968 to 1976, Mr. Schopfer worked as a development engineer at the Allison Gas Turbine Division of General Motors Corporation. Mr. Schopfer holds a B.S. in mechanical engineering from the University of Missouri-Rolla and an M.B.A. from Butler University.

   Peter B. Evans has served as our senior vice president, business development since April 1999. From February 1998 to April 1999, he was a director in the Western Origination group of Enron Capital & Trade Resources Corp., predecessor of Enron North America, a subsidiary of Enron. From 1991 to February 1998, Mr. Evans was employed by U.S. Generating Co. (now PG&E Generating), PG&E's competitive power generation affiliate, most recently as director of marketing and development. Prior to that, Mr. Evans held financial positions at PG&E Enterprises and in PG&E's corporate finance department, and worked as an engineer on PG&E's Diablo Canyon nuclear plant. Mr. Evans holds B.S. degrees in chemical engineering and nuclear engineering and an M.B.A. from the University of California at Berkeley. Mr. Evans is a Registered Professional Mechanical Engineer in California and a Chartered Financial Analyst.

   Patrick T. Conroy has served as our senior vice president, product development since September 1998. Since October 1997, Mr. Conroy has served as president and chief executive officer of GENXON Power Systems LLC, a joint venture we entered into with Woodward Governor Company. From 1971 until February 1997, Mr. Conroy was employed by Westinghouse Electric Corporation in the nuclear energy and power generation businesses. Significant positions during his tenure at Westinghouse included four years as operations manager of the nuclear service business and six years as general manager of the power generation service business. He was also the senior sales executive for Westinghouse's power generation business in Europe, the Middle East and Africa and president of a joint venture with Rolls Royce Industrial Power. Mr. Conroy holds a B.S. in marine engineering from the US Merchant Marine Academy (Kings Point) and has completed graduate work in business administration at Widener University.

   Stephen J. Oliva has served as our vice president, operations since June 1998, when he was promoted from director of operations, a position he had held since joining us in May 1995. From March 1990 to May 1995, Mr. Oliva was with the consulting firm of Pittiglio, Rabin, Todd & McGrath, a leader in operations and product development consulting to high technology companies, where he served in a number of roles, including director of materials and director of operations for various clients. Prior to that, Mr. Oliva held technical and management positions in operations with DuPont, Hewlett Packard and Genentech. Mr. Oliva holds a B.S. in chemical engineering from M.I.T. and an M.B.A. from Stanford.

   Lawrence W. Briscoe has served as our director since our inception in 1995. Mr. Briscoe served as our chief financial officer since our inception until September 2000. Since July 1994, Mr. Briscoe has served as the chief financial officer and vice president, finance and administration of Catalytica. Before joining Catalytica, he held various executive and financial positions including president and chief operating officer and director of Brae Corporation, vice president of corporate development at Transamerica Corp. and chief executive officer of United States Commercial Telephone Corp. Mr. Briscoe holds a B.S. in electrical engineering from the University of Missouri, an M.S. in business from the University of Southern California and an M.B.A. from Stanford University.

   William B. Ellis joined our board of directors in September 1995. Mr. Ellis is a senior fellow of the Yale University School of Forestry and Environmental Studies. Mr. Ellis retired as chairman of Northeast Utilities in 1995, where he also served as chief executive officer from 1983 to 1993. Mr. Ellis joined Northeast Utilities in 1976 as its chief financial officer. Mr. Ellis was a consultant with McKinsey & Co. from 1969 to 1976 and was a principal in that firm from 1975 to 1976. Mr. Ellis serves on several other boards of directors, including HSB Group, Inc., Advest Group, Inc., and Massachusetts Mutual Life Insurance Company. He has a Ph.D. in chemical engineering from the University of Maryland.

   Frederick M. O'Such joined our board of directors in 1995. Mr. O'Such is currently president and chief executive officer of Xertex Capital. From 1981 to 1986, Mr. O'Such served as chief executive officer of Xertex Corporation. From 1970 to 1981, Mr. O'Such served as group president and vice president, corporate development with Envirotech Corporation. He served as group vice president with Gulton Industries, Inc. from 1963 to 1970. Mr. O'Such is a member of several boards of directors, including Herrick-Pacific Corporation. Mr. O'Such holds a B.S. in chemical engineering from Lehigh University and an M.B.A. from Harvard University.

   John A. Urquhart joined our board of directors in April 1997. Mr. Urquhart has served as a director of Catalytica since April 1997 and has served as one of our board advisors since July 1995. He currently serves as senior advisor to the chairman of Enron Corp. and also served as the vice chairman of Enron from 1990 to 1998. Mr. Urquhart also serves on a number of other boards of directors, including Enron, Hubbell Incorporated, TECO Energy, Inc., Weir Group PLC and Tampa Electric Co. He previously served as the senior vice president/executive vice president of industrial and power systems at General Electric. In addition, he served five years as a committee member on the board of the United States Council for Energy Awareness. Mr. Urquhart holds a B.S. in engineering from the Virginia Polytechnic Institute.

   Thomas E. White joined our board of directors in January 1998. Mr. White has been designated by Enron Energy Services to serve as one of our directors pursuant to Enron Ventures' right to nominate a director under its Series B Preferred Stock Purchase Agreement. Mr. White was named chairman and chief executive officer of Enron Power Corp., a wholly-owned subsidiary of Enron, in 1991 and assumed the titles of Chairman and Chief Executive Officer of Enron Operations Corp. in 1993, Chairman and Chief Executive Officer of Enron Ventures Corp. in 1996, and Vice Chairman of Enron Energy Services in 1998. Mr. White joined Enron in 1990 after retiring as a brigadier general from the United States Army, following 23 years of military service. Mr. White holds a B.S. in engineering from the United States Military Academy and an M.S. in operations research from the United States Naval Post Graduate School.

   Ernest Mario, Ph.D. joined our board of directors in September 2000. Dr. Mario has served as a director of Catalytica Pharmaceuticals and Catalytica since July 1996. Dr. Mario is currently chairman and chief executive officer of ALZA. Before joining ALZA in August 1993 Dr. Mario served as deputy chairman and chief executive officer of Glaxo Holding p.l.c., having served in a variety of executive positions with Glaxo, Inc. beginning in 1986. From 1977 to 1984, he held various executive level positions with Squibb Corporation, ending as president and chief executive officer of Squibb Medical Products. Dr. Mario is a member of the board of directors of several companies, including SonoSite, COR Therapeutics and Pharmaceutical Product Development Co. Dr. Mario has a Ph.D. and a M.S. in physical sciences from the University of Rhode Island and a B.S. in pharmacy from Rutgers University.

   Howard I. Hoffen joined our board of directors in September 2000. Mr. Hoffen has served as a director of Catalytica since August 1997. Mr. Hoffen is currently the managing director of Morgan Stanley Dean Witter Private Equity and Morgan Stanley & Co., Inc. He joined Morgan Stanley Dean Witter in 1985 and Private Equity in 1986. Mr. Hoffen is a director of several privately held companies including Somerset Energy and Union Drilling. Mr. Hoffen has a B.S. from Columbia University and an M.B.A. from the Harvard Business School.

Board Composition

   Upon the closing of this distribution, in accordance with the terms of our bylaws, the terms of office of the board of directors will be divided into three classes:

  . Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2001;

  . Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2002; and

  . Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2003.

   Our Class I directors will be Lawrence Briscoe, William Ellis and Thomas White, our Class II directors will be Ricardo Levy, Craig Kitchen and Howard Hoffen, and our Class III directors will be Ernest Mario and John Urquhart and Frederick M. O'Such. At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

   We have agreed to grant Morgan Stanley the right to appoint three members to our board of directors. Morgan Stanley was granted this right in connection with its agreement to vote in favor of the Catalytica and Synotex merger.

   Enron has the right to appoint one member to our board of directors. Thomas White is Enron's nominee to our board.

Board Meetings

   Our board of directors held a total of five meetings during the year ended December 31, 1999.

   During the fiscal year ended December 31, 1999, directors Lawrence Briscoe, William Ellis, Ricardo Levy, Dennis Orwig, John Urquhart and Thomas White attended all meetings of the board of directors. Frederick M. O'Such attended 80% of the meetings held during fiscal 1999. Craig Kitchen, Ernest Mario and Howard Hoffen did not serve on our board in 1999.

Committees of the Board of Directors

   The audit committee of the board of directors will be established prior to completion of this distribution. The audit committee will review, act on and report to the board of directors on various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance or our independent auditors and our accounting practices.

   The compensation committee of the board of directors will be established prior to completion of this distribution. The compensation committee will review and approve the salaries and stock options recommended by our human resources department for our employees, consultants, directors and other individuals compensated by us.

Compensation Committee Interlocks and Insider Participation Interlocks

   None of our officers or employees will serve as a member of the compensation committee, nor will any of them serve as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Director Compensation

   Directors who are not our officers, except for Thomas White and Howard Hoffen, each receive an annual retainer for their services in the amount of $20,000 per year, plus reimbursement of expenses. Mr. Urquhart also serves as director of the board of our parent company, Catalytica, and receives similar compensation for that service. During the fiscal year ended December 31, 1999, Mr. Urquhart received a total of $40,000 in connection with his services as our director and as a director of Catalytica.

   On July 1, 1999, each of our directors, except for Thomas White and Howard Hoffen, received options to purchase 4,000 of our shares at an exercise price of $7.875, exercisable at the rate of one-twelfth of the shares subject to the option at the end of each month that the director remains on the board following the date of grant. The options become fully vested within one year of the date of grant. Dr. Levy, in his capacity as one of our directors and as president and chief executive officer of Catalytica, received options to purchase 9,000 of our shares at an exercise price of $10.80 with four-year vesting.

   Mr. Urquhart, who served on the board of directors of Catalytica, received options during the fiscal year ended December 31, 1999 to purchase 8,000 shares of common stock of Catalytica at an exercise price of $12.94. Mr. Urquhart's options become exercisable at the rate of one-twelfth of the shares subject to the option at the end of each month that he remains on the Catalytica board following the date of grant, so that his options become fully vested within one year of the date of grant.

Executive Compensation

   The following table sets forth the compensation paid by us, or where noted by Catalytica, during 1999, 1998 and 1997 to our former chief executive officer and to our four other most highly compensated executive officers (collectively, the "Named Officers") who received salary and bonus compensation of more than $100,000 during 1999. The following table does not include options granted to the Named Officers by Catalytica, which are included in the second table below.

                          Summary Compensation Table

                                                                         Long-Term
                                                           Annual       Compensation
         Name and Principal Position                    Compensation       Awards
         ---------------------------                 ------------------ ------------
                                                                         Securities
                                              Fiscal                     Underlying     All Other
                                               Year  Salary($) Bonus($)  Options(#)  Compensation($)
                                              ------ --------- -------- ------------ ---------------
Dennis A. Orwig(1)...........................  1999  $208,000  $ 21,000    16,800       $ 80,368(2)
 President and Chief Executive Officer         1998  $196,000  $ 26,000    20,200       $256,444(2)
                                               1997  $187,000  $  4,740   120,000       $ 22,040(2)

Lawrence W. Briscoe(3).......................  1999  $265,000  $170,000     4,400       $  8,000(3)
 Chief Financial Officer                       1998  $250,000  $178,000     2,400       $  4,000(3)
                                               1997  $198,000  $ 54,000       --        $  4,000(3)

Ralph A. Dalla Betta.........................  1999  $175,000  $ 17,000     9,800       $ 15,062(4)
 Chief Technology Officer and Vice President,  1998  $166,000  $ 16,000    23,500       $ 11,680(4)
  Technology                                   1997  $162,000  $  3,000       --        $ 10,808(4)

Patrick T. Conroy(5).........................  1999  $190,000  $ 70,000     8,350       $ 41,828(5)
 Senior Vice President, Product Development    1998  $180,000       --        --        $ 99,755(5)
                                               1997  $ 45,000  $100,000    80,000       $ 24,792(5)

Peter B. Evans(6)............................  1999  $115,800  $ 25,000    16,000       $ 76,515(6)
 Senior Vice President, Business Development   1998       --        --        --             --
                                               1997       --        --        --             --

--------
(1) Mr. Orwig resigned as president and chief executive officer on July 17, 2000. Craig N. Kitchen was appointed as our president and chief executive officer on July 17, 2000. See "Related-Party Transactions--Employment Agreement with Craig N. Kitchen."
(2) Amounts under "All Other Compensation" include (i) forgiveness of principal and interest on a loan to Mr. Orwig for $72,528 in 1999 and $72,554 in 1998, (ii) contributions by us of $7,840 in 1999, $4,000 in
     1998 and $4,000 in 1997 under Catalytica's 401(k) plan, and (iii) relocation assistance in the amount of $179,890 in 1998 and $18,040 in 1997.

(3) Mr. Briscoe resigned as our chief financial officer in September 2000 when Dennis Riebe was appointed as our chief financial officer. Mr. Briscoe also serves as the chief financial officer and vice president finance and administration of Catalytica. The amounts in the table were paid by Catalytica and reflect compensation for his services to Catalytica and to us. The amounts under "All Other Compensation" include contributions by us under Catalytica's 401(k) plan.
(4) Amounts under "All Other Compensation" include (i) the following amounts we contributed to the account of Dr. Dalla Betta under Catalytica's Supplemental Severance Benefit Plan: $7,062 in 1999, $7,680 in 1998 and $6,808 in 1997, and (ii) contributions by us of $8,000 in 1999, $4,000 in 1998 and $4,000 in 1997 under Catalytica's 401(k) plan.
(5) Mr. Conroy joined us on October 1, 1997. On an annualized basis, Mr. Conroy's salary for 1997 would have been $180,000. The amounts under "All Other Compensation" include (i) forgiveness of principal and interest on a loan to Mr. Conroy for $33,828 in 1999, $35,742 in 1998 and $9,414 in
     1997, (ii) contributions by us of $8,000 in 1999, $4,000 in 1998 and $1,574 in 1997 under Catalytica's 401(k) plan, and (iii) relocation assistance in the amount of $60,013 in 1998 and $13,804 in 1997.
(6) Mr. Evans joined us on April 12, 1999. On an annualized basis, Mr. Evans' salary for 1999 would have been $160,000. "All Other Compensation" includes $4,915 contributed by us under Catalytica's 401(k) plan and $71,600 for relocation assistance.

The Parent and Other Subsidiaries' Summary Stock Option Table

   The following table sets forth the stock options granted by Catalytica and Catalytica Pharmaceuticals, Inc. with respect to the years ended December 31, 1997, December 31, 1998 and December 31, 1999, to our former chief executive officer and the Named Officers. The options were granted under the Catalytica Stock Option Plan (the "Parent Option Plan"). Options granted under the Parent Option Plan generally have a ten-year term and vest ratably over a four-year period. The per share exercise price is the Nasdaq closing price for Catalytica's common stock on the date of grant. Unless otherwise determined by the board of directors, the Parent Option Plan provides for the automatic acceleration of vesting of all outstanding options (so that they become exercisable in full) in the event of a "change in control," as defined in the Parent Option Plan.

                                                   Long-Term Compensation
                                               -------------------------------
                                                                 Securities
                                                 Securities      Underlying
                                                 Underlying      Catalytica
                                               Catalytica, Inc Pharmaceuticals
   Name and Principal Position     Fiscal Year   Options(#)    Inc. Options(#)
   ---------------------------     ----------- --------------- ---------------
Dennis A. Orwig...................    1999           4,000            --
 Former President and Chief
  Executive Officer                   1998           2,300          1,100
                                      1997          20,000            --

Lawrence W. Briscoe...............    1999          17,300            --
 Chief Financial Officer              1998          19,000          5,000
                                      1997         100,000         30,000

Ralph A. Dalla Betta..............    1999           2,400            --
 Chief Technology Officer and Vice
  President, Technology               1998           1,500            700
                                      1997             --             --

Patrick T. Conroy.................    1999             --             --
 Senior Vice President, Product
  Development                         1998             --             --
                                      1997           6,000            --

Peter B. Evans....................    1999           3,000            --
 Senior Vice President, Business
  Development                         1998             --             --
                                      1997             --             --

Company Option Grants in Last Fiscal Year

   The following table sets forth the stock options granted by us during the fiscal year ended December 31, 1999, to each of the Named Officers. These options were granted under our 1995 Stock Option Plan (the "Option Plan"). Options granted under the Option Plan generally have a ten-year term. Generally, 12.5% of the grant becomes exercisable six months after the date of grant. The balance of the grant then vests monthly, with full exercisability occurring on the fourth anniversary date. The per share exercise price is based on the fair market value of our common stock on the date of grant, as determined by the board of directors. Unless otherwise determined by the board of directors, the Option Plan provides for the automatic acceleration of vesting of all outstanding options (such that they become exercisable in full) in the event of a "change in control," as defined in the Option Plan.

                                             Individual Grants
                         ---------------------------------------------------------
                                                                                       Potential
                                                                                      Realizable
                                                                                   Value at Assumed
                                                                                    Annual Rates of
                                                                                         Stock
                                                 % of                                    Price
                             Number of      Total Options                          Appreciation for
                             Securities       Granted to                            Option Term(2)
                         Underlying Options  Employees in    Exercise   Expiration -----------------
Name                       Granted(#)(1)    Fiscal Year(1) Price($/sh.)    Date     5%($)    10%($)
----                     ------------------ -------------- ------------ ---------- -------- --------
Dennis A. Orwig.........       16,800            9.3%         $10.80      3/1/09   $114,107 $289,169
Lawrence W. Briscoe.....        4,400            2.4%         $10.80      3/1/09   $ 29,885 $ 75,735
Ralph A. Dalla Betta....        9,800            5.4%         $10.80      3/1/09   $ 66,562 $168,682
Patrick T. Conroy.......        8,300            4.6%         $10.80      3/1/09   $ 56,374 $142,863
Peter B. Evans..........       16,000            8.9%         $10.80      3/1/09   $108,673 $275,399

--------
(1) Based on options to purchase an aggregate of 180,440 shares granted to employees during 1999.
(2) Potential realizable value is based on an assumption that the stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. These numbers are calculated based on the requirements promulgated by the SEC and do not reflect our estimate of future stock price.

The Parent Company Option Grants in Last Fiscal Year

   The following table sets forth the stock options granted by Catalytica during the fiscal year ended December 31, 1999, to each of the Named Officers. The options were granted under the Parent Option Plan.

                                             Individual Grants
                         ---------------------------------------------------------
                                                                                       Potential
                                                                                      Realizable
                                                                                   Value at Assumed
                                                                                    Annual Rates of
                                                                                         Stock
                                                 % of                                    Price
                             Number of      Total Options                          Appreciation for
                             Securities       Granted to                            Option Term(2)
                         Underlying Options  Employees in    Exercise   Expiration -----------------
Name                       Granted(#)(1)    Fiscal Year(1) Price($/sh.)    Date     5%($)    10%($)
----                     ------------------ -------------- ------------ ---------- -------- --------
Dennis A. Orwig.........        4,000            0.4%         $14.25      3/1/09   $ 35,847 $ 90,843
Lawrence W. Briscoe.....       17,300            1.6%         $14.25      3/1/09   $155,038 $392,897
Ralph A. Dalla Betta....        2,400            0.2%         $14.25      3/1/09   $ 21,508 $ 54,506
Patrick T. Conroy.......          --              --             --          --         --       --
Peter B. Evans..........        3,000            0.3%         $13.69     4/30/09   $ 25,823 $ 65,441

--------

(1) The percent of total options granted to employees during the fiscal year is based on the total number of options issued to employees at the parent and at each particular subsidiary and is broken down accordingly. Particularly, the percent of total options granted to employees of Catalytica during 1999 is based on options to purchase an aggregate of 1,062,421 shares.

(2) Potential realizable value is based on an assumption that the stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of a ten-year option term. These numbers are calculated based on the requirements promulgated by the SEC and do not reflect our estimate of future stock price.

Company Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End
Values

   The following table sets forth for each of the Named Officers, information with respect to stock options to purchase our stock exercised during the fiscal year ended December 31, 1999, and stock options to purchase our stock held at fiscal year end. The value of unexercised in-the-money options is based on the market value of our common stock at December 31, 1999, as determined by our board of directors, minus the exercise price.

                                                  Number of Securities Underlying        Value of Unexercised
                           Shares                           Unexercised                 In-the-Money Options at
                         Acquired on              Options at Fiscal Year End (#)          Fiscal Year End ($)
                          Exercise      Value     ----------------------------------   -------------------------
          Name               (#)     Realized ($)  Exercisable       Unexercisable     Exercisable Unexercisable
          ----           ----------- ------------ ---------------   ----------------   ----------- -------------
Dennis A. Orwig.........     --          --                 295,350            101,650 $2,816,515    $768,375
Lawrence W. Briscoe.....     --          --                  45,660              6,140 $  444,782    $ 17,668
Ralph A. Dalla Betta....     --          --                 205,212             29,088 $1,986,846    $127,829
Patrick T. Conroy.......     --          --                  46,556             41,744 $  405,000    $315,000
Peter B. Evans..........     --          --                   2,666             13,334 $        0    $      0

The Parent Company and Subsidiary Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Values

   The following table sets forth for each of the Named Officers, information with respect to parent company and subsidiary stock options exercised during the fiscal year ended December 31, 1999, and stock options held at fiscal year end:

                                                                     Number of Securities                Value of Unexercised
                                                                    Underlying Unexercised              In-the-Money Options at
                                         Shares                 Options at Fiscal Year End (#)          Fiscal Year End ($)(1)
                                      Acquired on     Value     -----------------------------------    -------------------------
          Name           Subsidiaries Exercise (#) Realized ($)  Exercisable        Unexercisable      Exercisable Unexercisable
          ----           ------------ ------------ ------------ ---------------    ----------------    ----------- -------------
Dennis A. Orwig.........     (2)         14,500      $123,280              24,543              27,257   $179,097     $164,093
                             (3)            --            --                4,730               1,371   $ 88,762     $ 17,688
                             (4)            --            --                  --               10,000        --           --
Lawrence W. Briscoe.....     (2)         15,000      $152,500              92,845              74,555   $818,044     $512,826
                             (3)            --            --               43,450               3,150   $828,118     $ 17,862
                             (4)            --            --                  --               14,000        --           --
Ralph A. Dalla Betta....     (2)            --            --               15,484               9,992   $155,101     $ 80,597
                             (3)            --            --                  292                 408   $  1,314     $  1,836
                             (4)            --            --                  --                  --         --           --
Patrick T. Conroy.......     (2)            --            --                3,000               3,000   $ 10,125     $ 10,125
                             (3)            --            --                  --                  --         --           --
                             (4)            --            --                  --                  --         --           --
Peter B. Evans..........     (2)            --            --                  500               2,500   $    407     $  2,033
                             (3)            --            --                  --                  --         --           --
                             (4)            --            --                  --                  --         --           --

--------

(1) Market value of underlying securities at December 31, 1999, as determined by the board of directors of the issuer of the options, minus the exercise price.
(2) Represents option granted by Catalytica.
(3) Represents options granted by Catalytica Pharmaceuticals, Inc.
(4) Represents options granted by Catalytica Advanced Technologies, Inc.

Employee Benefit Plans

   Our 1995 Stock Option Plan was adopted by our board of directors in April 1995. This plan provides for the grant of incentive stock options to our employees and nonstatutory stock options to our employees, directors and consultants. As of June 30, 2000, 3,500,000 shares of common stock were reserved for issuance under this plan.

Of these shares, 32,926 had been issued upon exercise of stock options or stock purchase rights, 2,387,414 shares were subject to outstanding options or stock purchase rights and 1,112,586 shares were available for future grant.

   Our board of directors administers the stock plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options. The exercise price of nonstatutory options must generally be at least 85% of the fair market value of the common stock on the date of grant. The exercise price of incentive stock options cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of incentive stock options granted to holders of more than 10% of our voting power, not less than 110% of the fair market value. The term of an incentive stock option cannot exceed 10 years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years.

   Options granted under our stock plan will accelerate and become fully exercisable for a period of 30 days in the event we are acquired, unless the successor corporation assumes or substitutes other options in their place. Our board of directors may not, without the adversely affected optionee's prior written consent, amend, modify or terminate the stock plan if the amendment, modification or termination would impair the rights of optionees. Our stock plan will terminate in 2007 unless terminated earlier by the board of directors.

2000 Employee Stock Purchase Plan

   Concurrently with this offering, we intend to establish an Employee Stock Purchase Plan, referred to as the "Purchase Plan." The Purchase Plan was adopted by our board and stockholders in October 2000.

   Number of Shares of Common Stock Available under the Purchase Plan. A total of 300,000 shares of our common stock will be made available for sale. In addition, our Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on the first day of fiscal year, beginning in 2002, equal to the lesser of:

  . 11.5% of the outstanding shares of our common stock on the first day of the applicable year,

  .  150,000 shares, or

  .  another amount as our board may determine.

   Administration of the Purchase Plan. Our board of directors or a committee of our board administers the Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility.

   Eligibility to Participate. All of our employees are eligible to participate in the Purchase Plan. However, an employee may not be granted the right to purchase stock under the Purchase Plan if the employee:

  . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . whose rights to purchase stock under all of our employee stock purchase plans accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

   Offering Periods and Contributions. Our Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after January 1 and July 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will most likely end on the last trading day on or after January 1, 2003. All eligible employees will be automatically enrolled in the first offering period, but payroll deductions and continued participation in the first offering period will not be determined until after the effective date of the Form S-8 registration statement which is intended to register the shares reserved for issuance under the Purchase Plan.

   Our Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant's base salary commissions, overtime and shift premium, but excludes all other compensation. A participant may purchase a maximum of 10,000 shares during a six-month purchase period.

   Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on a purchase period end. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

   Transferability of Rights. A participant may not transfer rights granted under the Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

   Adjustments upon Merger or Asset Sale. In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

   Amendment and Termination of the Purchase Plan. Our board of directors has the authority to amend or terminate our Purchase Plan, except that, subject to certain exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Purchase Plan.

401(k) Plan

   Catalytica has a Retirement Savings and Investment Plan which covers our eligible employees located in the United States. This plan is being transferred to us by Catalytica upon the closing of the merger of Catalytica with Synotex. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to this plan, employees may elect to reduce their current compensation by up to the lesser of 10% of their annual compensation or the statutory prescribed annual limits (one such limit is $10,500 in 2000) and to have the amount of such reduction contributed to this plan. We currently match a portion of contributions on behalf of plan participants.

Catalytica Supplemental Severance Benefit Plan

   The plan was established in 1986 to provide severance pay benefits for certain employees who participated in the Money Purchase Defined Contribution Pension Plan (MPPP). This is a non qualified employee plan and is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

   The plan no longer accepts new contributions from either the employer or the employee. Interest earnings continues to accrue based on U.S. Treasury Bill rates with a 26-week maturity plus 1%. The employer may elect to at any to terminate the plan and distribute the account balance.

   Benefits are paid in a lump sum within 24 months following termination of employment. At the end of 1999, the plan's balance was $1,065,214, of which $657,696 represents our eight employees and one director covered by this plan. Dr. Dalla Betta, an officer, and Ricardo Levy, a director, are covered by this plan.

Limitation of Liability and Indemnification

   Our amended and restated certificate of incorporation and agreements with our board members limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (1) breach of their duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemption's, or (4) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification.

   There is no pending litigation or proceeding involving a director or officer in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

           MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   In the opinion of Heller Ehrman White & McAuliffe LLP, counsel to us, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Catalytica and us, the following discussion sets forth the material United States federal income tax consequences of the distribution to Catalytica stockholders of our common stock concurrent with the exchange of shares of Catalytica common stock for cash in the merger, which we collectively refer to as the "Transaction." This discussion is based on currently operative provisions of the Internal Revenue Code of 1986 (the "Code"), Treasury regulations under the Code, and administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences as described below. This discussion is also based upon certain assumptions and representations of Synotex and Catalytica regarding the Transaction. If any of these assumptions or representations are inaccurate, the federal income tax consequences of the distribution could differ from the treatment described in this discussion.

   Catalytica stockholders should be aware that this discussion does not address all federal income tax considerations that may be relevant to particular stockholders of Catalytica in light of their particular circumstances, such as stockholders who are banks, insurance companies, tax-exempt organizations, dealers in securities, or foreign persons, stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, stockholders who hold Catalytica common stock as part of an integrated investment (including a "straddle") comprising shares of Catalytica common stock and one or more other positions, or stockholders who have previously entered into a constructive sale of Catalytica common stock. In addition, the following discussion does not address the tax consequences of the Transaction under foreign, state or local tax laws or the tax consequences of transactions effectuated before or after or concurrently with the Transaction (whether or not such transactions are in connection with the Transaction), including, without limitation, transactions in which Catalytica common stock is acquired or our common stock is disposed of.


   ACCORDINGLY, CATALYTICA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTION, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE TRANSACTION IN THEIR PARTICULAR CIRCUMSTANCES.

   A distribution by a corporation to its stockholders may be taxed in either of two different ways, as a dividend or as a payment in exchange for stock. A dividend generally produces ordinary income, and an exchange generally produces capital gains. A distribution will be taxable to a stockholder as an "exchange" only if the distribution is treated as a redemption that meets one of the alternative tests set forth in Section 302(b) of the Code. For example, a redemption will be taxable as an exchange if the redemption terminates the stockholder's interest in the distributing corporation, or if the redemption "is not essentially equivalent to a dividend."

   The Transaction should constitute a single integrated transaction with respect to Catalytica and its stockholders for federal income tax purposes, in which case the distribution should be treated as a redemption of outstanding Catalytica common stock in connection with the complete termination of the Catalytica stockholders' interest in Catalytica, or as a redemption not essentially equivalent to a dividend. Accordingly, the distribution should qualify as an exchange under the rules described above.

   Assuming the Transaction qualifies as an exchange as described above and that the shares of Catalytica common stock surrendered in the Transaction were held as capital assets, then, subject to the assumptions, limitations and qualifications referred to in this document, the Transaction would result in the following federal income tax consequences:

  . Each holder of Catalytica common stock will recognize gain, only to the extent of any excess of the sum of the amount of cash received in the merger plus the fair market value of our stock received by such holder at the time of the distribution, over the holder's adjusted basis in the Catalytica common stock immediately prior to the Transaction. Such gain generally should be capital gain, and generally should be long-term capital gain if the Catalytica common stock exchanged in the Transaction has been held for more than one year. If a holder's adjusted basis in the Catalytica common stock exceeds the sum of the amount of cash and the fair market of our stock received by the holder in the Transaction, the holder will recognize a loss. Such loss generally should be capital loss, and generally should be long-term capital loss if the Catalytica common stock exchanged in the Transaction has been held for more than one year.

  . The tax basis of our common stock received by Catalytica stockholders in the Transaction will be equal to the fair market value of such stock at the time of the distribution.

  . The holding period of our common stock received in the distribution will commence on the day after the distribution.

   No ruling has been or will be sought from the Internal Revenue Service in connection with the Transaction, and the Internal Revenue Service could challenge the status of the Transaction as a single integrated transaction for United States federal income tax purposes. Such a challenge, if successful, would result in Catalytica stockholders being treated as receiving a "dividend" distribution of our common stock in respect of their Catalytica common stock in the distribution and as selling, in a separate transaction, their Catalytica common stock to Synotex immediately after the distribution. The amount treated as distributed in the distribution would be equal to the fair market value of our common stock on the date of the distribution and generally would be (1) treated as a dividend taxable as ordinary income to the Catalytica stockholders to the extent of Catalytica's earnings and profits on the date of the distribution, (2) to the extent such amount exceeded Catalytica's earnings and profits, applied to reduce, but not below zero, each Catalytica stockholder's adjusted basis in such stockholder's Catalytica stock, and (3) taxable as capital gain to each Catalytica stockholder to the extent the amount treated as received by such stockholder in the distribution exceeded the amount described in clause (2). Catalytica stockholders would have a basis in our common stock equal to its fair market value on the date of the distribution, and the holding period of such stock would commence on the day after the distribution. Catalytica stockholders generally would recognize gain on the sale of their Catalytica common stock to Synotex in the merger in an amount equal to the excess, if any, of the amount of cash received from Synotex in the merger over their adjusted basis in the Catalytica common stock immediately prior to the merger, taking into account the effect of the distribution of our stock on such adjusted basis as described above. Such gain generally would be capital gain and generally would be long-term capital gain if the Catalytica common stock exchanged in the merger had been held for more than one year. In the event that a holder's adjusted basis in the Catalytica common stock, taking into account the effect of the distribution of our stock on such adjusted basis as described above, exceeded the amount of cash received from Synotex in the merger, the holder would recognize a loss. Such loss generally would be a capital loss and generally would be long-term capital loss if the Catalytica common stock exchanged in the merger had been held for more than one year.

   You may be subject to "backup withholding" at a rate of 31% on payments (including the distribution of our common stock) received in connection with the Transaction unless you (1) provide a correct taxpayer identification number (which, if you are an individual, is your social security number) and any other required information to the paying agent, or (2) are a corporation or come within certain exempt categories and, when required, demonstrate this fact, all in accordance with the requirements of the backup withholding rules. If you do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your United States federal income tax liability. You should consult with your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption. You may prevent backup withholding by completing the W-9 or substitute W-9 that is being provided to you by the paying agent and submitting it to the paying agent when you submit your stock certificate(s) following the effective time of the merger.

   In addition, for U.S. federal income tax purposes, the distribution will be treated as a taxable sale by Catalytica of our shares regardless of whether the distribution is taxable as a capital gain or as a dividend to the stockholders of Catalytica. As noted above, an estimate of the tax liability to Catalytica on the distribution will be taken into account as a reduction to the cash merger consideration to be paid to stockholders.

   THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES INCOME TAX CONSEQUENCES OF THE TRANSACTION AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, CATALYTICA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTION, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

                          RELATED-PARTY TRANSACTIONS

Relationship with Enron

   In January 1998, Enron Ventures, a wholly owned subsidiary of Enron Corp., purchased a 15% equity interest in us for $30.0 million. Enron Ventures also received a three-year option to purchase up to an additional 535,715 shares of Series B preferred stock (1,071,430 shares on an as-converted to common stock basis) for $14.4 million and a right to purchase shares in a public offering. Enron Ventures was granted the right to elect one person to our board of directors. Pursuant to this right, Thomas E. White, Vice Chairman of Enron Energy Services, was elected to our board of directors. Enron was also granted the right to purchase its pro-rata share of our stock on the same terms offered to another party. This right generally terminates when the registration statement to which this prospectus is a part becomes effective.

   In August 2000, Catalytica, Sundance Assets, L.P., successor in interest to and an affiliate of Enron Ventures, and Enron North America Corp. entered into an omnibus agreement with us to modify the stock purchase agreement. Under the omnibus agreement, Sundance Assets agreed, among other things, to convert its preferred stock into common stock upon the distribution by Catalytica. Sundance Assets' option to purchase 1,071,430 shares of common stock on an as converted basis was modified so that it could be exercised on a cashless basis beginning ten days after the Catalytica distribution. Sundance Assets' registration rights were also modified so that Sundance Assets can request that we register its shares of common stock with the SEC beginning the day after the Catalytica distribution. See "Description of Capital Stock-- Registration Rights."

Relationship with Morgan Stanley

   In connection with the Catalytica and Synotex merger, we agreed to grant Morgan Stanley the right to elect three members to our board of directors. We are also obligated to register with the SEC the shares of our stock distributed to Morgan Stanley by Catalytica.

Management Indebtedness

   We loaned Mr. Orwig the amount of $280,000 as a bridge loan at an interest rate of 7% in March 1996 to facilitate his relocation to northern California. In addition, in January 1998 to further assist Mr. Orwig with his relocation, we loaned him $700,000: $400,000 payable by no later than 2003 at an interest rate of 7% and $300,000 which is a forgivable loan with a 7% interest rate on any unforgiven amounts should Mr. Orwig terminate his employment with us prior to January 2003. The forgivable loan is forgiven at a rate of 20% per year or in monthly installments of $5,000. All loans to Mr. Orwig were secured by his properties in California and by a stock option pledge.

   On July 17, 2000, Mr. Orwig resigned as president and chief executive officer. On August 31, 2000, Catalytica entered into an agreement with Mr. Orwig related to the termination of Mr. Orwig's position as our president and chief executive officer. Under the terms of this agreement, Catalytica paid him a lump sum amount of $18,900 and will pay him $18,000 per month, less applicable withholdings, for each of the twelve months through to the anniversary of the termination date. Mr. Orwig is also entitled to an additional $18,000 per month for six months if he is not employed by an entity unrelated to Catalytica at that time, the payment being subject to immediate suspension when he obtains such employment. Under the terms of the agreement, the outstanding loans to Mr. Orwig with total principal and interest balances of approximately $620,000 were forgiven over a 12 month period. Additionally, his options to purchase common stock of Catalytica and Catalytica Pharmaceuticals, and his options to purchase 4,158 shares of our common stock, which would have vested in the eighteen month period following his termination, are immediately exercisable.

   In September 1997, our joint venture, GENXON, LLC, loaned Mr. Conroy $150,000 interest-free for the purchase of real property as primary residence in northern California. Mr. Conroy's loan is forgivable at the rate of 20% per year or in monthly installments of $2,500 while Mr. Conroy is employed by us. As of June 30, 2000, the outstanding balance on this loan was $75,000. This loan is secured by Mr. Conroy's property.

   We loaned Mr. Evans $150,000 at an interest rate of 6% in June 1999 to facilitate his relocation within northern California. Payments on this loan begin at the end of Mr. Evans' fourth year of employment with us at the rate of 25% per year or in full should termination occur prior to 2003. We also loaned Mr. Evans $100,000 at an interest rate of 6%. The $100,000 loan is forgivable at the rate of 25% per year after two years of employment while Mr. Evans is employed by us. The interest is forgiven at the end of year five if Mr. Evans continues to remain employed by us. As of June 30, 2000, Mr. Evans' outstanding loan balance was $250,000. All loans to Mr. Evans are secured by his properties in California.

Change of Control

   On April 21, 1999 Catalytica entered into Change of Control Severance Agreements with Lawrence Briscoe, Dennis Orwig, Ralph Dalla Betta, and Ricardo Levy. The Change of Control Severance Agreements require that Catalytica provide the following benefits in the event an officer is involuntarily terminated (as defined in the Change of Control Severance Agreement): (1) 200 percent of the officer's annual compensation plus a pro rata payment of his projected bonus, (2) continued employee welfare benefits for up to two years from the date of an involuntary termination, and (3) accelerated vesting of all of the officer's options. If any of these people are involuntarily terminated as a result of the Catalytica merger, severance payments will be owed by Catalytica.

Employment Agreement with Craig N. Kitchen

   Effective July 17, 2000, Craig N. Kitchen was hired to serve as our president and chief executive officer. Mr. Kitchen's based salary was set at $230,000, with a signing bonus of $68,000. Mr. Kitchen was granted an option to purchase 150,000 shares of our common stock at $13.25 per share and an option to purchase 10,000 shares of Catalytica common stock with an exercise price equal to the fair market of the Catalytica common stock on the date of grant. These amounts have been adjusted to reflect the two-for-one stock split to be effected in connection with the distribution. Mr. Kitchen is eligible to receive an annual $50,000 bonus on his first year anniversary of his employment and he is eligible for an annual bonus at a target of 30.0% of his salary. Mr. Kitchen was also guaranteed a minimum bonus of $35,000 for the year 2000, provided he is employed on December 31, 2000. If Mr. Kitchen is terminated without cause during his first two years of employment, he will be entitled to 12 months salary and continuation of benefits. We also agreed to provide Mr. Kitchen with change of control benefits similar to those in place for Catalytica's executives, as discussed above.

                    ARRANGEMENTS BETWEEN US AND CATALYTICA

Overview

   We have provided below a summary description of the agreements related to our separation from Catalytica and agreements that will be in place between us and Catalytica and/or Synotex. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Employee Matters Agreement

   The employee matters agreement will provide for the allocation of assets, liabilities and responsibilities relating to our current and former employees and their participation in the benefit plans that Catalytica currently sponsors and maintains.

Tax Sharing Agreement

   We will enter into a tax sharing agreement with Synotex and Catalytica, which will provide as follows:

  . For 1999 and 2000, Synotex will, on a timely basis, file or cause to be filed:

    . consolidated federal income tax returns and estimated tax returns for the consolidated group of which Catalytica is the common parent, also called the "Group," as are required to be filed, and

    . state, local and foreign tax returns for the Group and/or any of its members on a combined, consolidated, unitary or other method as determined by Synotex in its sole discretion.

  . Synotex will have the right to determine the manner in which all these returns will be filed; make any elections in connection with any such returns; contest, compromise and settle any adjustment or deficiency proposed, asserted or assessed in connection with any such returns; file, pursue, compromise or settle any claim for refund; and determine whether any refunds to which the Group is entitled will be paid by way of refund or credit.

  . We will execute and file such consents, elections and other documents as may be required or appropriate in connection with the proper filing of such returns, and will provide to Synotex any information Synotex may request in connection with the matters contemplated by the tax sharing agreement.

  . Synotex will pay or cause to be paid the consolidated federal income tax liability of the Group for all periods through and including the date of the closing of the merger, and will indemnify us and hold us harmless against any of this liability, including any liability for penalties, interest and additions to the tax relating to these taxes, where the liability arises solely by reason of us, Catalytica Advanced Technologies or Catalytica being severally liable for these amounts under Treas. Reg. (S)1.1502-6.

  .  We will be solely responsible for:

    . filing our federal, state, local, foreign or other tax returns for periods after the separation date, and

    . paying our federal, state, local, foreign or other taxes attributable to tax periods commencing after the separation date, and will indemnify and hold harmless Synotex and Catalytica against any of this liability, including any liability for penalties, interest and additions to the tax relating to these taxes.

  . We will fully cooperate with Synotex in respect of any federal, state, local, foreign or other tax audit, examination or claim for refund or credit, each of which is also called a "Tax Proceeding," relating to a tax year in which we or Catalytica Advanced Technologies was a member of the Group and, without limiting the generality of the foregoing, will promptly make available to Synotex such information as Synotex may request in connection with any Tax Proceeding.

  . The tax sharing agreement will supersede any existing tax sharing agreement between Catalytica and us or Catalytica Advanced Technologies.

Master Confidentiality and Non-Disclosure Agreement

   We and Catalytica will enter into a master confidentiality and non-disclosure agreement, which will provide as follows:

  . We and our subsidiaries will, and will cause our directors, officers, employees, consultants and advisors to, keep confidential any proprietary information of Catalytica and its subsidiaries.

  . Catalytica and its subsidiaries will, and will cause their directors, officers, employees, consultants and advisors to, keep confidential any proprietary information of us and our subsidiaries.

  . The confidentiality obligations will contain customary exceptions for disclosures required by law.

Indemnification Agreement

   We and Catalytica will enter into an indemnification agreement, which will provide as follows:

  . We will indemnify, defend and hold Catalytica and its subsidiaries harmless against any and all liabilities, in perpetuity, relating to or arising out of:

    . our business and that of Catalytica Advanced Technologies and the distribution except as otherwise contemplated by the merger agreement,

    . Catalytica (excluding any non-energy subsidiary) prior to the effective time of the merger,

    . any severance, termination, change of control or similar payments or benefits paid or payable to specified officers and directors, subject to certain limits,

    . transaction expenses in excess of $5 million not deducted in calculating the amount of cash payable to the holders of Catalytica common stock under the merger agreement, and

    .  arbitration costs to be paid by us.

  . Catalytica will indemnify, defend and hold us and our subsidiaries harmless against any and all liabilities, in perpetuity, relating to or arising out of (a) the business of Catalytica at or after the effective time of the merger and/or (b) and the subsidiaries of Catalytica that are not being combined with us prior to the merger, whether occurring before, at or after the effective time of the merger.

  . To the extent Catalytica or any of its subsidiaries that are not combining with us prior to the merger is or becomes obligated to deliver any of our shares to any person after the effective time of the merger as a result of any agreement, right, document, obligation or other instrument of Catalytica or any of its subsidiaries outstanding at any time prior to the effective time of the merger, we will provide the required number of shares to Catalytica so that it may satisfy the obligation.

  . The indemnifying party will be required to reimburse the indemnified party for all of its actual costs and expenses of investigating, defending any claim, lawsuit or arbitration related to a covered liability.

Transition Services Agreement

   We and Catalytica will enter into a transition services agreement, which will provide as follows:

  . We and Catalytica will each provide the other and its respective subsidiaries specified transition services for a period not to exceed six months following the merger;

  . We and Catalytica will each reimburse the other for actual expenses in providing the services, including allocated time costs for employees responsible for providing or administering the services.

License Agreement

   We and Catalytica will enter into a license agreement, which will provide for the royalty-free, perpetual license of the tradename "Catalytica" and any trademarks which include the word "Catalytica" in connection with any uses of the names "Catalytica Combustion Systems, Inc.," "Catalytica Energy Systems, Inc.," "Catalytica Advanced Technologies, Inc.," and "Catalytica NovoTec, Inc."

Real Estate Matters

   We and Catalytica will enter into a real estate matters agreement which will provide for:

  . The assignment to us of all of the rights and obligations of the lease agreement, dated January 1, 1993, between Catalytica and Jack Dymond Associates for our facilities in Mountain View, California, or, if an assignment is not feasible, the sublease of such rights and obligations, in each case to the extent Catalytica retains any rights thereunder, effective on the separation date.

  . The transfer to us of all buildings, fixtures, improvements and furnishings on the leased property listed above.

  .  The transfer of all other assets used at least 75% in our business.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth the beneficial ownership of our common stock as of August 31, 2000 (as adjusted to reflect the distribution of the shares offered by this prospectus and the two for one stock split to be completed prior to the distribution) by:

  . Each person who is known by us to beneficially own more than 5% of our common stock;

  .  Each of our named executive officers;

  .  Each of our directors; and

  .  All of our officers and directors as a group.

   Percentage of ownership is based on 17,711,664 shares outstanding as of August 31, 2000, and 21,044,997 shares outstanding after this distribution. The number and percentage of shares beneficially owned after the distribution is estimated assuming that .27 of a share of our stock is distributed for each share of Catalytica stock and assuming that Catalytica purchases 3,333,333 shares of our stock prior to the distribution. Beneficial ownership is calculated based on SEC requirements. All shares of the common stock subject to options currently exercisable or exercisable within 60 days after August 31, 2000, are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Unless otherwise indicated below, each shareholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated in the table, the address of each party listed in the table is Catalytica Energy Systems, Inc., 430 Ferguson Drive, Mountain View, California 94043.

                                     Shares of Common Stock Beneficially Owned
                                     ------------------------------------------
                                      Before Distribution   After Distribution
                                     --------------------- --------------------
                                                Percentage           Percentage
Name of Person or Identity of Group    Number   Ownership   Number   Ownership
-----------------------------------  ---------- ---------- --------- ----------
Catalytica, Inc.(1)................  15,000,000   84.69%          --      --
Morgan Stanley Capital Partners
 III, L.P. ........................         --      --     6,750,000   32.07%
Franklin Resources, Inc. ..........         --      --       795,150    3.78%
Enron Corp.(2)(5)..................   3,750,002   19.96%   3,750,002   16.96%
  c/o Thomas E. White
  1400 Smith Street
  Houston, Texas 77002
Dennis A. Orwig(3).................     348,742    1.97%     359,585    1.71%
Craig N. Kitchen...................         --      --         2,700       *
Ralph A. Dalla Betta(4)............     221,826    1.25%     345,416    1.64%
Thomas E. White(5).................         --        *                    *
  1400 Smith Street
  Houston, Texas 77002
Ricardo B. Levy(6).................      99,120       *      371,874    1.77%
William B. Ellis(7)................      68,000       *       69,080       *
Frederick M. O'Such(8).............      68,000       *       69,080       *
John A. Urquhart(9)................      68,000       *       77,720       *
Ernest Mario.......................          --       *        8,370       *
Howard I. Hoffen...................          --       *           --       *
Patrick T. Conroy(10)..............      66,544       *       68,164       *
Lawrence W. Briscoe(11)............      49,218       *      102,516       *
Peter B. Evans(12).................       7,708       *        8,561       *
All officers and directors as a
 group (16 persons)(13)............   4,872,214   27.51%   5,367,125   25.50%

--------

 (1) Represents 1,000,000 shares of common stock and 14,000,000 shares of common stock issuable upon conversion of 7,000,000 shares of Series A preferred stock. These shares will be converted into 14,000,000 shares of common stock upon completion of the distribution.

 (2) Represents 2,678,572 shares of common stock issuable upon conversion of 1,339,286 shares of Series B preferred stock and an option to purchase up to 1,071,430 shares of common stock upon exercise and conversion of up to 535,715 shares of Series B preferred stock. These shares and option were originally issued to Enron Ventures Corp., an affiliate of Enron Corp., and have since been transferred to Sundance Assets, L.P., also an affiliate of Enron Corp.

 (3) Includes 348,742 shares issuable upon exercise of options held by Mr. Orwig, which options are exercisable within 60 days of July 31, 2000.

 (4) Includes 221,826 shares issuable upon exercise of options held by Dr. Dalla Betta, which options are exercisable within 60 days of July 31, 2000.
 (5) Mr. White is a member of the board of directors of Enron Power Corp., an affiliate of Enron. Mr. White disclaims beneficial ownership of the shares beneficially owned by Enron.

 (6) Includes 99,120 shares issuable upon exercise of options held by Dr. Levy, which options are exercisable within 60 days of July 31, 2000.
 (7) Includes 68,000 shares issuable upon exercise of options held by Mr. Ellis, which options are exercisable within 60 days of July 31, 2000.
 (8) Includes 68,000 shares issuable upon exercise of options held by Mr. O'Such, which options are exercisable within 60 days of July 31, 2000.
 (9) Includes 68,000 shares issuable upon exercise of options held by Mr. Urquhart, which options are exercisable within 60 days of July 31, 2000. Mr. Urquhart disclaims beneficial ownership of the shares beneficially owned by Enron.

(10) Includes 66,544 shares issuable upon exercise of options held by Mr. Conroy, which options are exercisable within 60 days of July 31, 2000.

(11) Includes 39,218 shares issuable upon exercise of options held by Mr. Briscoe, which options are exercisable within 60 days of July 31, 2000.

(12) Includes 7,708 shares issuable upon exercise of options held by Mr. Evans, which options are exercisable within 60 days of July 31, 2000.

(13) Includes 1,112,212 shares issuable upon exercise of options held by directors and executive officers, which options are exercisable within 60 days of July 31, 2000.

                         DESCRIPTION OF CAPITAL STOCK

Authorized Capital

   The authorized capital stock of the Company consists of 70 million shares of common stock, par value $0.0005 per share, per share, and five million shares of Preferred Stock, par value $0.001 per share, 18,783,094 shares of the common stock are outstanding on July 31, 2000. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the form of Amended and Restated Certificate of Incorporation of the Company and the Bylaws of the Company, a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

Common Stock

 Voting Rights

   The holders of common stock are entitled to one vote per share on all matters required to be submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights except and only to the extent required by California Law. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of common stock would be entitled to share ratably in all assets remaining after payment of liabilities subject to prior distribution rights and payment of any distributions owing to holders of shares of preferred stock then outstanding. Holders of the shares of common stock have no preemptive rights, and the shares of common stock are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the shares of common stock.

 Dividends

   Holders of common stock will share in an equal amount per share in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock.

Preferred Stock

   The board of directors will be authorized, without shareholder approval, from time to time to issue up to an aggregate of five million shares of preferred stock, $0.001 par value per share, in one or more series. Each series will have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

   Pursuant to a registration rights agreement with Enron, we are obligated to register the common stock held by Sundance Assets, L.P.:

  . If we receive written notice from Sundance Assets, L.P. requesting that we effect a registration with respect to at least $7,500,000 of the registrable shares; or

  .  If we decide to register our own securities.


   Pursuant to a registration rights agreement we are also required to register the common stock held by Morgan Stanley and its affiliates:

  . If we receive a written request from Morgan Stanley or its affiliates demanding that we effect a registration with respect to an aggregate offering price of at least $15 million; or

  .  If we decide to register our own securities.

   However, if requested by the underwriters to decrease the number of shares registered for Sundance or Morgan Stanley, we can limit the number of registrable shares included in the registration statement.

Anti-Takeover Effects of Some Provisions of Our Charter Documents

   Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions could limit the price investors might be willing to pay in the future for our common stock. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals, because among other things, negotiation will result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  .  The division of the board of directors into three separate classes;

  . Procedures for advance notification of stockholder nominations and proposals; and

  . The ability of the board of directors to alter our bylaws without stockholder approval.

   In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to five million shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

   These and other provisions contained in our charter and bylaws could have the effect of delaying or preventing a change in control.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is :

                        ChaseMellon Shareholder Services, L.L.C.
                        235 Montgomery Street, 23rd floor
                        San Francisco, CA 94104

                        SHARES ELIGIBLE FOR FUTURE SALE

   Immediately prior to this distribution, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock.

   Upon completion of the distribution, we will have outstanding an aggregate of 22,116,427 shares of common stock, assuming no exercise of options after August 31, 2000. All of the shares distributed will be freely tradable without restriction or further registration under the Securities Act, except for any shares distributed to "affiliates" of ours as that term is defined in Rule 144 under the Securities Act. Shares distributed to affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or compliance with limitations of Rule 144 as described below.

   Immediately after the completion of this distribution, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans. Based upon the number of shares subject to outstanding options as of August 31, 2000 and currently reserved for issuance under all of
our plans, this registration statement would cover approximately      shares.
Shares registered under the registration statement will generally be available for sale in the open market immediately after the filing of the registration statement.

   Also beginning after the date of this distribution, Sundance Assets, L.P. will be entitled to registration rights with respect to all the shares of common stock held by Sundance Assets, L.P. for sale in the public market. Registration of these shares would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding (which will equal approximately 221,164 shares immediately after this offering); or

  . The average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of the distribution.

Rule 701

   In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the distribution is entitled to sell those shares 90 days after the distribution in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of Rule 144.

   The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" (as defined in Rule 144) subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirements.

                           VALIDITY OF COMMON SHARES

   The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman White & McAuliffe LLP, Menlo Park, California.

                                    EXPERTS

   The combined financial statements of Catalytica Combustion Systems, Inc. and Catalytica Advanced Technologies, Inc. (a combined company in the development stage) at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, as to each of the three years in the period ended December 31, 1999, is based in part on the reports of Genxon Power Systems LLC's, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

   The financial statements of Genxon Power Systems, L.L.C. as of September 30, 1999 and 1998 and for the period from October 21, 1996 to September 30, 1999 and, as of September 30, 1998 and 1997 and for the year ended September 30, 1998 and for the period from October 21, 1996 (since inception) to September 30, 1997 included in this Registration Statement have been so included in reliance on the reports (which contain explanatory paragraphs relating to Genxon Power Systems, L.L.C.'s ability to continue as a going concern as described in Note 2) of PricewaterhouseCoopers, L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act, with respect to the shares to be distributed. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

   We will be filing quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http: www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

Financial Statements of Catalytica Energy Systems, Inc.
(formerly Catalytica Combustion Systems, Inc.)
and Catalytica Advanced Technologies, Inc.
(a combined company in the development stage):
Report of Ernst & Young LLP, Independent Auditors..........................  F-2
Combined Statements of Operations..........................................  F-3
Combined Balance Sheets....................................................  F-4
Statements of Stockholders' Equity.........................................  F-5
Statements of Cash Flows...................................................  F-6
Notes to Combined Financial Statements.....................................  F-7
Financial Statements of Genxon Power Systems, L.L.C.:
Report of Independent Accountants.......................................... F-22
Balance Sheets............................................................. F-23
Statements of Operations................................................... F-24
Statements of Members' Capital............................................. F-25
Statements of Cash Flows................................................... F-26
Notes to Financial Statements.............................................. F-27
Financial Statements of Genxon Power Systems, L.L.C.:
Report of Independent Accountants.......................................... F-31
Balance Sheets............................................................. F-32
Statements of Operations................................................... F-33
Statements of Members' Capital............................................. F-34
Statements of Cash Flows................................................... F-35
Notes to Financial Statements.............................................. F-36

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders

Catalytica Energy Systems, Inc.

(formerly Catalytica Combustion Systems, Inc.)
and Catalytica Advanced Technologies, Inc.

   We have audited the accompanying combined balance sheets of Catalytica Energy Systems, Inc. and Catalytica Advanced Technologies, Inc. (a combined company in the development stage) as of December 31, 1998 and 1999, and the related combined statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Companys' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Genxon Power Systems, LLC a joint venture in which Catalytica Energy Systems, Inc. has a 50% interest and for which this Company recognized losses of $4,355,000, $3,676,000, and $1,133,000 as of December 31, 1997, 1998 and 1999,
respectively. Those statements were audited by other auditors whose reports dated October 17, 1999 and October 26, 1998 have been furnished to us and included an explanatory paragraph that is discussed in note 3 to the financial statements. Our opinion, insofar as it relates to data included for Genxon Power Systems, LLC, is based solely on the reports of other auditors.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of Catalytica Energy Systems, Inc. and Catalytica Advanced Technologies, Inc. at December 31, 1998 and 1999, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                       /s/ Ernst & Young LLP

San Jose, California
August 25, 2000

                      CATALYTICA ENERGY SYSTEMS, INC.

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                     CATALYTICA ADVANCED TECHNOLOGIES, INC.
                 (a combined company in the development stage)

                       COMBINED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                       Cumulative
                                                                        Amounts
                                                       For the six        from
                            For the year ended        months ended     Inception
                               December 31,             June 30,        through
                         --------------------------  ----------------   June 30,
                          1997     1998      1999     1999     2000       2000
                         -------  -------  --------  -------  -------  ----------
                                                            (unaudited)
Revenues:
  Research and
   development
   contracts............ $ 5,139  $ 6,279  $  3,053  $ 1,385  $ 2,433   $ 45,463
                         -------  -------  --------  -------  -------   --------
Costs and expenses:
  Research and
   development..........   6,009    9,313     9,627    3,042    4,244     62,132
  Costs associated with
   discontinued product
   line.................     --       --        --       --       --       9,299
  Selling, general and
   administrative.......     671    1,269     4,786    1,808    2,087     14,055
                         -------  -------  --------  -------  -------   --------
    Total costs and
     expenses...........   6,680   10,582    14,413    4,850    6,331     85,486
                         -------  -------  --------  -------  -------   --------
Operating loss..........  (1,541)  (4,303)  (11,360)  (3,465)  (3,898)   (40,023)
Loss on joint venture...  (4,355)  (3,826)   (1,133)    (975)      --     (9,315)
Interest income.........      --    1,409     1,041      537      402      2,946
Interest expense........    (374)    (177)     (278)    (125)    (106)    (1,185)
                         -------  -------  --------  -------  -------   --------
Net loss................ $(6,270) $(6,897) $(11,730) $(4,028) $(3,602)  $(47,577)
                         =======  =======  ========  =======  =======   ========
Pro forma basic and
 diluted net loss per
 share (unaudited)......                   $  (0.66)          $ (0.21)
                                           ========           =======
Weighted average shares
 used in computing pro
 forma basic and diluted
 net loss per share
 (unaudited)............                     17,678            17,112
                                           ========           =======


                            See accompanying notes.

                      CATALYTICA ENERGY SYSTEMS, INC.

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                     CATALYTICA ADVANCED TECHNOLOGIES, INC.
                 (a combined company in the development stage)

                            COMBINED BALANCE SHEETS
                      (in thousands except per share data)

                                                                    Pro forma
                                      December 31,                Stockholders'
                                    ------------------  June 30,    Equity at
                                      1998      1999      2000    June 30, 2000
                                    --------  --------  --------  -------------
                                                             (unaudited)
              ASSETS
Current assets:
  Cash and cash equivalents........ $ 17,654  $ 10,562  $  7,415
  Short-term investments...........    5,193     5,470     5,491
  Accounts receivable:
   Trade, less allowance of $100...    1,826       736     1,963
   Joint venture...................    1,079       176       175
  Notes receivable from employees..      300       182        40
  Inventory........................       25        56       110
  Prepaid expenses and other
   current assets..................      --         29        24
                                    --------  --------  --------
    Total current assets...........   26,077    17,211    15,218
Property and equipment:
  Leasehold improvements and
   Equipment.......................    2,086     2,680     2,891
  Less accumulated depreciation and
   amortization....................     (535)     (964)   (1,155)
                                    --------  --------  --------
                                       1,551     1,716     1,736
Notes receivable from employees....      643       913       853
Investment in joint venture........      249       --        --
                                    --------  --------  --------
    Total assets................... $ 28,520  $ 19,840  $ 17,807
                                    ========  ========  ========
   LIABILITIES AND STOCKHOLDERS'
               EQUITY
Current liabilities:
  Payable to Catalytica, Inc....... $  2,988  $  5,026  $  6,533
  Accounts payable and accrued
   liabilities.....................      565     1,532       773
  Deferred revenue.................       44       --        722
  Current long term debt...........       56       --        --
                                    --------  --------  --------
    Total current liabilities......    3,653     6,558     8,028
  Notes payable to Catalytica,
   Inc.............................      730       730       730
                                    --------  --------  --------
    Total Liabilities..............    4,383     7,288     8,758
Commitments and Contingencies
Stockholders' equity:
 Catalytica Combustion Systems,
  Inc.
  Convertible preferred stock,
   $.001 par value, 9,000 shares
   authorized in 1998, 1999 and at
   2000, issuable in Series:
   Series A: authorized, issued and
    outstanding shares--7,000 in
    1998, 1999 and 2000                    7         7         7
   Series B: authorized 2,000
    shares in 1998, 1999 and 2000,
    issued and outstanding 1,339
    shares in 1998, 1999 and 2000..        1         1         1
  Common stock, $.0005 par value,
   20,500 shares authorized in
   1998, 1999 and 2000, 1,000
   shares issued and outstanding in
   1998 and 1999, and 1,033 shares
   issued and outstanding in 2000..        1         1         1    $      9
 Advanced Technologies, Inc.
  Convertible preferred stock,
   $.001 par value, 3,000 shares
   authorized in 1998, 1999 and at
   2000, issuable in Series:
   Series A: Authorized, issued and
    outstanding shares--3,000 in
    1998, 1999 and 2000............        3         3         3
  Common stock, $.001 par value,
   4,800 shares authorized in 1998,
   1999 and 2000, 1,000 shares
   issued and outstanding in 1998
   and 1999, 2000..................        1         1         1           4
 Combined
  Additional paid-in capital.......   56,369    56,718    56,944      56,944
  Deferred compensation............      --       (204)     (331)       (331)
  Deficit accumulated during the
   development stage...............  (32,245)  (43,975)  (47,577)    (47,577)
                                    --------  --------  --------    --------
    Total stockholders' equity.....   24,137    12,552     9,049    $  9,049
                                    --------  --------  --------    ========
    Total liabilities and
     stockholders' equity.......... $ 28,520  $ 19,840  $ 17,807
                                    ========  ========  ========

                            See accompanying notes.

                      CATALYTICA ENERGY SYSTEMS, INC.

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                     CATALYTICA ADVANCED TECHNOLOGIES, INC.
                 (a combined company in the development stage)

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                     Catalytica Combustion Systems, Inc.    Advanced Technologies, Inc.
                  ----------------------------------------- ---------------------------
                                                              Preferred
                        Preferred Stock                         Stock
                  ---------------------------               -------------
                    Series A      Series B    Common Stock    Series A    Common Stock
                  ------------- ------------- ------------- ------------- -------------
                  Shares Amount Shares Amount Shares Amount Shares Amount Shares Amount
                  ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Capital
Contributions
(August 1,
1995)...........  7,000   $ 7      --    --   1,000   $ 1   3,000   $ 3   1,000   $ 1
Net loss from
Nov. 1, 1994
(inception) to
Dec. 31, 1996...     --    --      --    --      --    --      --    --      --    --
                  -----   ---   -----   ---   -----   ---   -----   ---   -----   ---
Bal. at Dec. 31,
1996............  7,000     7      --    --   1,000     1   3,000     3   1,000     1
Net loss........     --    --      --    --      --    --      --    --      --    --
                  -----   ---   -----   ---   -----   ---   -----   ---   -----   ---
Bal. at Dec. 31,
1997............  7,000     7      --    --   1,000     1   3,000     3   1,000     1
Issuance of
preferred stock
to Enron in
January 1998....     --    --   1,339   $ 1      --    --      --    --      --    --
Conversion of
Catalytica notes
in January 1998
 ................     --    --      --    --      --    --      --    --      --    --
Issuance of
stock options at
various dates in
1998 ...........     --    --      --    --      --    --      --    --      --    --
Net loss........     --    --      --    --      --    --      --    --      --    --
                  -----   ---   -----   ---   -----   ---   -----   ---   -----   ---
Bal. at Dec. 31,
1998............  7,000     7   1,339     1   1,000     1   3,000     3   1,000     1
Issuance of
stock options at
various date in
1999............     --    --      --    --      --    --      --    --      --    --
Issuance of
stock options in
various dates in
1999............     --    --      --    --      --    --      --    --      --    --
Acceleration of
stock option
vesting at
various dates in
1999............     --    --      --    --      --    --      --    --      --    --
Amortization of
deferred
compensation....     --    --      --    --      --    --      --    --      --    --
Net loss........     --    --      --    --      --    --      --    --      --    --
                  -----   ---   -----   ---   -----   ---   -----   ---   -----   ---
Bal. at Dec. 31,
1999............  7,000     7   1,339     1   1,000     1   3,000     3   1,000     1
Exercise of
stock options at
various dates in
2000 (unaudited)     --    --      --    --      33    --      --    --      --    --
Issuance of
stock options at
various dates in
2000 (unaudited)
 ................     --    --      --    --      --    --      --    --      --    --
Amortization of
deferred
compensation
(unaudited).....     --    --      --    --      --    --      --    --      --    --
Net loss
(unaudited).....     --    --      --    --      --    --      --    --      --    --
                  -----   ---   -----   ---   -----   ---   -----   ---   -----   ---
Bal. at June 30,
2000
(unaudited).....  7,000   $ 7   1,339   $ 1   1,033   $ 1   3,000   $ 3   1,000   $ 1
                  =====   ===   =====   ===   =====   ===   =====   ===   =====   ===
                                     Combined
                  ----------------------------------------------
                                         Deficit
                                       During the
                  Paid-In   Deferred   Development Stockholders'
                  Capital Compensation    Stage       Equity
                  ------- ------------ ----------- -------------
Capital
Contributions
(August 1,
1995)...........  $10,138    $  --            --     $ 10,150
Net loss from
Nov. 1, 1994
(inception) to
Dec. 31, 1996...       --       --       (19,078)     (19,078)
                  ------- ------------ ----------- -------------
Bal. at Dec. 31,
1996............   10,138       --       (19,078)      (8,928)
Net loss........       --       --        (6,270)      (6,270)
                  ------- ------------ ----------- -------------
Bal. at Dec. 31,
1997............   10,138       --       (25,348)     (15,198)
Issuance of
preferred stock
to Enron in
January 1998....   29,921       --            --       29,922
Conversion of
Catalytica notes
in January 1998
 ................   16,222       --            --       16,222
Issuance of
stock options at
various dates in
1998 ...........       88       --            --           88
Net loss........       --       --        (6,897)      (6,897)
                  ------- ------------ ----------- -------------
Bal. at Dec. 31,
1998............   56,369       --       (32,245)      24,137
Issuance of
stock options at
various date in
1999............       82       --            --           82
Issuance of
stock options in
various dates in
1999............      256     (256)           --           --
Acceleration of
stock option
vesting at
various dates in
1999............       11       --            --           11
Amortization of
deferred
compensation....       --       52            --           52
Net loss........       --       --       (11,730)     (11,730)
                  ------- ------------ ----------- -------------
Bal. at Dec. 31,
1999............   56,718     (204)      (43,975)      12,552
Exercise of
stock options at
various dates in
2000 (unaudited)        5       --            --            5
Issuance of
stock options at
various dates in
2000 (unaudited)
 ................      221     (175)           --           46
Amortization of
deferred
compensation
(unaudited).....       --       48            --           48
Net loss
(unaudited).....       --       --        (3,602)      (3,602)
                  ------- ------------ ----------- -------------
Bal. at June 30,
2000
(unaudited).....  $56,944    $(331)     $(47,577)    $  9,049
                  ======= ============ =========== =============

                            See accompanying notes.

                      CATALYTICA COMBUSTION SYSTEMS, INC.
                                      and
                     CATALYTICA ADVANCED TECHNOLOGIES, INC.
                 (a combined company in the development stage)

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                         Cumulative
                                                                          Amounts
                                                        For the six         from
                                                        months ended     Inception
                          Year ended December 31,         June 30,        through
                         ---------------------------  -----------------   June 30,
                          1997      1998      1999      1999     2000       2000
                         -------  --------  --------  --------  -------  ----------
                                                              (unaudited)
Cash flows from
 operating activities:
 Net loss..............  $(6,270) $ (6,897) $(11,730) $ (4,028) $(3,602)  $(47,577)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activity:
  Depreciation and
   amortization........      216      (114)      282       264      262        701
  Losses in joint
   ventures............    4,355     3,826     1,133       975       --      9,164
  Deferred
   compensation........       --        --      (256)              (175)      (431)
  Acceleration of stock
   option vesting......       --        --        11        11       --         11
  Stock based
   compensation........       --        89       338        12      221        647
  Changes in:
  Accounts and notes
   receivable..........      (58)     (770)    1,993     1,624   (1,226)    (2,138)
  Inventory............      (58)       81       (31)      (23)     (54)      (110)
  Accounts payable.....       --       404      (404)     (143)      --         --
  Prepaid expenses and
   other current
   assets..............       --        --       (29)     (115)       5        (24)
  Deferred revenue.....      (71)       41       (44)      (36)     722        722
  Other accrued
   liabilities.........      605      (444)    1,371       282     (759)       773
                         -------  --------  --------  --------  -------   --------
   Net cash used in
    operating
    activities.........   (1,281)   (3,784)   (7,366)   (1,177)  (4,608)   (38,262)
Cash flows from
 investing activities:
 Purchases of
  investments..........       --   (37,202)  (26,635)  (15,112)  (6,500)   (75,337)
 Maturities of
  investments..........       --    32,431    26,624    15,172    6,500     70,555
 Investment in joint
  venture..............   (4,355)   (4,075)     (884)     (726)      --     (9,164)
 Purchase of property
  and equipment........     (204)   (1,171)     (594)     (342)    (211)    (2,891)
                         -------  --------  --------  --------  -------   --------
   Net cash used in
    investing
    activities.........   (4,559)  (10,017)   (1,489)   (1,008)    (211)   (16,837)
Cash flows from
 financing activities:
 Net issuance of notes
  receivable to
  employees............       --    (1,001)     (219)     (243)     160     (1,048)
 Payments on capital
  lease obligation.....      (93)     (105)      (56)      (56)      --         --
 Advances from
  Catalytica...........    5,933     8,306     4,867     2,249    6,023     38,694
 Payments to
  Catalytica...........       --    (5,667)   (2,829)   (2,197)  (4,516)   (15,209)
 Proceeds from stock
  options..............       --        --                            5          5
 Proceeds from issuance
  of common and Series
  A preferred stock at
  inception............       --        --        --        --       --     10,150
 Proceeds from issuance
  of Series B preferred
  stock and option to
  Enron................       --    29,922        --        --       --     29,922
                         -------  --------  --------  --------  -------   --------
   Net cash from
    financing
    activities.........    5,840    31,455     1,763      (247)   1,672     62,514
                         -------  --------  --------  --------  -------   --------
Net increase (decrease)
 in cash and cash
 equivalents...........       --    17,654    (7,092)   (2,432)  (3,147)     7,415
Cash and cash
 equivalents at
 beginning of period...       --        --    17,654    17,654   10,562         --
                         -------  --------  --------  --------  -------   --------
Cash and cash
 equivalents at end of
 period................  $    --  $ 17,654  $ 10,562  $ 15,222  $ 7,415   $  7,415
                         =======  ========  ========  ========  =======   ========
Additional disclosure
 of cash flow
 information:
 Conversion of
  Catalytica payable to
  additional paid in
  capital..............  $    --  $ 16,222  $     --  $     --  $    --   $ 16,222
                         =======  ========  ========  ========  =======   ========
 Forgiveness of notes
  receivable to
  employees............  $    --  $     58  $     67  $     30  $    42   $    155
                         =======  ========  ========  ========  =======   ========
 Interest Paid.........  $    25  $     13  $      3  $      3  $    94   $    151
                         =======  ========  ========  ========  =======   ========

                             See accompanying notes

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Description of Business and Significant Accounting Policies

   Description of Business CESI operated as an element of Catalytica, Inc.'s research and development activities from inception through the date of its incorporation as a separate division. In 1995, it was incorporated and became a subsidiary of Catalytica, Inc. See Note 2 for discussion of Enron's minority investment in CESI. CESI is engaged in developing, manufacturing and marketing of technologies that use catalysts to measure and prevent the formation of harmful pollutants. In 1995, CESI ceased efforts to develop measurement related products and disposed of related net assets in 1996. Cumulative net costs associated with the discontinued product line were $9.3 million. Beginning in 1996 development efforts were focused on Xonon technology. CESI also has a subsidiary named Advanced Sensor Devices which is inactive. In July 2000, CESI formed Catalytica NovoTec Inc. ("NovoTec") as a subsidiary. Novotec is developing improved catalytic processes employing proprietary high throughput testing and computer learning technologies.

   Catalytica Advanced Technologies, Inc. ("CAT") was incorporated in 1995. CAT conducts in-house and contract research and development. In 1998, CAT and United Catalysts, Inc. formed Sud-Chemie Catalytica L.L.C. a 50/50 joint venture. In that year, CAT recognized losses of $0.15 million relating to this operation to the extent of its investment. Since that year, no further capital contributions were made to this business therefore no additional losses have been recognized.

   Basis of Presentation These financial statements present the combined balance sheets and combined statements of operations, stockholders' equity, and cash flows of CESI and CAT. Both are commonly controlled subsidiaries of Catalytica. Since on a combined basis, the majority of the operations are in the development stage, cumulative losses from inception through June 30, 2000 are presented on the combined statements of operations and cash flows represent both CESI and CAT.

   Unaudited Interim Financial Statements The unaudited combined financial statements for the six month periods ended June 30, 1999 and 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Combined operating results for the six-month period ended June 30, 2000, are not necessarily indicative of the combined results that may be expected for the year ended December 31, 2000.

   Cash Equivalents CESI and CAT consider all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

   Investments CESI's investment consist of commercial paper with maturities of three months or less and are classified as available for sale. They are carried at cost, which approximates their fair market value.

   Investments in joint ventures where we have a 20% to 50% ownership interest are accounting for on the equity method. See Note 3. Under this method, CESI and CAT record their pro rata share of the investee's net earnings or losses. Investee net losses are recorded until CESI's or CAT's net investment and obligation, if any, to pay down debt are reduced to zero.

   Concentrations of Credit Risk For both CESI and CAT, assets subject to concentrations of credit risk consist principally of cash equivalents, investments, and receivables. CESI uses local banks and various investment firms to invest its excess cash, principally in commercial paper and money market funds from a diversified portfolio of

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 1. Description of Business and Significant Accounting Policies--
(Continued)

investments with strong credit ratings. Related credit risk would result from a default by the financial institutions or issuers of investments to the extent of the recorded carrying value of these assets. CESI performs ongoing credit evaluations of its customers and generally does not require collateral.

   Inventory CESI's inventory consists of raw materials and is stated at the lower of cost (first-in, first-out) or market.

   Property and Equipment For both CESI and CAT, these assets are stated at cost. Depreciation and amortization are provided on the straight-line basis over the lesser of the useful lives of the respective assets or the lease term. In accordance with Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," both companies review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. To date, no such impairment has been indicated. If this review indicates the carrying value of these assets will not be recoverable, as measured based on estimated undiscounted cash flows over their remaining life, the carrying amount would be adjusted to fair value. The cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time.

   Comprehensive Income Effective January 1, 1998, CESI and CAT adopted FAS No. 130, "Reporting Comprehensive Income." Neither company has components of other comprehensive income.

   Research and Development Revenues For both CESI and CAT these revenues are derived entirely from research and development contracts. They are earned as contractual services are performed and are recognized in accordance with contract terms, principally based on reimbursement of total costs and expenses incurred. No amounts recognized as revenue are refundable. In return for funding, collaborative partners receive certain rights in the commercialization of the resulting technology. The contracts are also subject to periodic review by the funding partner, which may result in modifications, including reduction or termination of funding. See Note 10. Customer advances and customer billings in excess of recognized revenues are recorded as deferred revenue until earned.

   Use of Estimates The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results for both CESI and CAT could differ from those estimates and such differences may be material to the combined financial statements.

   Research and Development Activities Related costs for both CESI and CAT are expensed as incurred.

   Stock-Based Compensation CESI and CAT account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure only alternative of Statement of Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("FAS 123").

   Any deferred stock compensation calculated under APB 25 is amortized over the vesting period of the individual options, generally 4 years, using the graded vesting method. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater vesting in earlier years than the straight-line method of amortization.

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 1. Description of Business and Significant Accounting Policies--
(Continued)

   All stock-based awards to non-employees are accounted for at fair value, as calculated using the Black-Scholes model, in accordance with FAS 123 and Emerging Task Force Consensus No. 96-18. Related options are subject to periodic re-valuations over their vesting terms.

   Income Taxes CESI and CAT account for income taxes under the asset and liability method in accordance with FAS No. 109, "Accounting for Income Taxes". Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.

   Net Loss per Share Since the combined entity does not have a formal capital structure, loss per share information has been presented on a pro forma basis. The pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding, including: 1) the effects of the planned merger of CESI and CAT, and 2) the proforma effect of the automatic conversion of CESI's series A and B convertible preferred stock into shares of common stock, effective upon the registration of the shares of common stock of CESI as if such merger and conversion occurred at the beginning of the periods presented. Pro forma stockholders' equity at June 30, 2000, as adjusted for the merger and the conversion of the series A and B convertible preferred stock is disclosed on the balance sheet.

   Impact of Recently Issued Accounting Standards FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for the fiscal year ending on or about December 31, 2001. It establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. CESI and CAT do not believe that adopting this statement will have a material effect on their combined financial position or combined results of operations. In December 1999, the Securities and Exchange Commission issued SAB 101, "Revenue Recognition in Financial Statements". CESI and CAT currently cannot determine the effect, if any, that SAB 101 will have on their combined financial statements.

   Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") became effective on July 1, 2000. It contains rule interpretations designed to clarify the application of APB 25. CESI and CAT believe adopting FIN 44 will not have a material effect on their results of operations or their financial position.

Note 2. Transactions with Related Parties

   Catalytica, Inc. The combined financial statements include allocations from Catalytica, Inc. for the cost of functions and services provided to CESI and CAT. These allocations include charges for facilities, finance, legal, human resources, and other employee benefit costs and totaled $2.4 million, $3.0 million, $3.1 million, $1.5 million, and $1.6 million, respectively, for the years ended December 31, 1997, 1998 and 1999, and for the six months ended June 30, 1999 and June 30, 2000. Charges for these services have been allocated based upon square footage, usage, headcount and other methods that management believes to be reasonable.

   Prior to the Enron investment (see Investment by Enron below), CESI and CAT used borrowings from Catalytica to fund their operations. In January 1998, when Enron invested in CESI (see Investment by Enron below) all of CESI's intercompany debt was forgiven and CESI incurred no further intercompany debt with Catalytica and consequently no further intercompany interest expense. Catalytica Advanced Technologies has continued to borrow from Catalytica and has incurred interest expense on these borrowings. Beginning in 2000, Catalytica discontinued charging CAT interest

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 2. Transactions with Related Parties--(Continued)

related to intercompany debt owed to Catalytica. Catalytica charged interest at a rate of 7% for all years. Intercompany interest charged by Catalytica to CESI and CAT was $0.3 million, $0.2 million, $0.3 million, $0.1 million, and none for the twelve months ended December 31, 1997, 1998, and 1999 and the six months ended June 30, 1999 and 2000, respectively.

   Investment By Enron On January 14, 1998, Enron Ventures Corporation ("Enron"), a wholly-owned subsidiary of Enron Corporation, purchased a 15% minority interest in CESI for $30.0 million in cash. Enron also received a three-year option to purchase an additional 1,071,430 of shares of CESI for $14.4 million in cash. In connection with this Stock Purchase Agreement, CESI entered into a Share Exchange Agreement, providing Enron the right to exchange the Series B Preferred Stock of CESI for Catalytica, Inc. common stock. After the five year anniversary of the agreement, if CESI has not undertaken a public offering, in which CESI receives at least $20.0 million, Enron shall have the right to require Catalytica, Inc. to exchange all of the outstanding shares of Series B Preferred Stock for that number of shares of Catalytica, Inc. common stock based upon a determined exchange rate. The exchange rate is based upon the fair value of the Series B Preferred Stock and the market value of Catalytica, Inc's common stock at the time of conversion. In conjunction with the Enron Stock Purchase Agreement, $16.2 million of indebtedness owed to Catalytica by CESI was contributed to CESI's capital.

   Transaction With An Affiliate of Enron In December 1999, an affiliate of Enron, the holder of a minority interest in CESI, specified CESI's Xonon combustion system as the preferred emissions control system for certain turbine orders from GE Power Systems ("GE"). In connection therewith, CESI and this affiliate of Enron signed an agreement which provided, among other things, that CESI agreed to advance the affiliate up to $9.9 million to accelerate the development of the Xonon-equipped GE gas turbines and the affiliate had the right to elect to repay the advances to CESI in cash or turbine credits. Turbine credits entitle the holder to a dollar for dollar credit on the purchase of certain turbines (in the case of these specific credits, those that specify the use of CESI's Xonon process). Repayment in cash or other consideration was required by September 30, 2000. CESI advanced the Enron affiliate $1.2 million at December 31, 1999 under this arrangement. Since the Enron affiliate had the option of repaying the advance in cash or turbine credits and the fair market value of the latter was not reasonably estimatable and because: 1) we are not in the business of buying turbines, 2) we are not in the business of exchanging turbine credits with those that buy turbines, and 3) in our particular case, the turbine credits we would receive specified they could only be used on purchases of turbines that specify the use of CESI's Xonon process. Xonon is a relatively new technology and there can be no assurance that it will be specified by sufficient buyers of turbines to create a market for these turbine credits. CESI, therefore, recorded a provision equal to the advance as research and development expense. In 2000, the arrangement between CESI and the Enron affiliate was amended and all previous advances through that date of $2.8 million from CESI were refunded, less certain costs, and the related provision was eliminated and reduced research and development expense in this period.

   Transactions With An Officer In July 2000, the President and Chief Executive Officer resigned. His separation agreement provides for severance of approximately $18,000 a month for twelve months and a one-time payment of $18,900. CESI will record a one-time charge in the third quarter of 2000 for $234,900 related to the officer's severance. If he remains unemployed after the twelve months, payments of $18,000 will continue for an additional six months or until he is employed. These payments will be expensed when and if they become probable. In addition, previous loans and accrued interest of $620,000 will be forgiven in equal installments over a twelve month period. CESI will record a one-time charge in the third quarter of 2000 for $620,000 related to the forgiveness of the officer's loans and interest. Additionally, his options to purchase common stock of Catalytica and Catalytica Pharmaceuticals, and his options to

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)

                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 2. Transactions with Related Parties--(Continued)

purchase 4,158 shares of CESI's common stock, which would have vested in the eighteen month period following his termination, will become immediately exercisable. CESI will record compensation expense totaling $0.1 million in the third quarter of 2000 associated with the acceleration of vesting of these options.

Note 3. Joint Venture

   Joint Venture (GENXON) In October 1996, CESI and Woodward Governor Company formed a Delaware limited liability company in connection with a 50/50 joint venture to serve the gas turbine retrofit market for installed, out-of-warranty engines. The new company, GENXON(TM) Power Systems, LLC ("GENXON"), was formed to upgrade the combustion systems of installed turbines with Xonon, which is designed to reduce emissions and permit greater asset utilization for both power generation and mechanical drive markets. The initial capital commitment of the GENXON joint venture partners was $10.0 million: $2.0 million from CESI, and $8.0 million from Woodward. In addition, CESI contributed an exclusive license for the use of its catalytic combustion technologies, and Woodward contributed an exclusive license for the use of its instrumentation and control systems for gas turbine catalytic combustion.

   The initial funding of the capital commitment of $10.0 million was made by the third quarter of 1997. Continued funding of the joint venture beyond the initial commitment is voluntary and has occurred on a 50/50 basis with each joint venture partner contributing an equal amount quarterly. CESI has recorded its share of losses on the joint venture of $4.4 million, $3.7 million, and $1.1 million, for the years ended December 31, 1997, 1998, and 1999, respectively. In the third quarter of 1999, GENXON completed its prototype development. All further funding of the durability testing was assumed by CESI and is no longer being charged to the joint venture. All R & D costs related to the durability testing are expensed directly by CESI. Because the carrying value of our net investment in Genxon is zero and we are not obligated in anyway to pay down Genxon's debts, we ceased recognizing our pro rata share of its losses in the first half of 2000.

   The following information summarizes GENXON's financial position for the twelve months ended September 30, 1999, the unaudited quarter ended December 31, 1999, and the nine months ended June 30, 2000:

                                                    Three Months     Nine Months
                              Twelve Months Ended       Ended           Ended
                              September 30, 1999  December 31, 1999 June 30, 2000
                              ------------------- ----------------- -------------
                                                            (unaudited)
                                                (in thousands)
     Total revenues..........       $   887             $   3           $   5
                                    =======             =====           =====
     Net loss................       $(4,157)            $(204)          $(288)
                                    =======             =====           =====
     Current assets..........       $   338             $ 239           $ 130
     Long-term assets........           270               155             108
                                    -------             -----           -----
       Total assets..........       $   608             $ 394           $ 238
                                    =======             =====           =====
     Current liabilities.....       $   646             $ 636           $ 564
     Members' deficit........           (38)             (242)           (326)
                                    -------             -----           -----
       Total liabilities and
        members' capital.....       $   608             $ 394           $ 238
                                    =======             =====           =====

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)

                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 3. Joint Venture--(Continued)

   The report of GENXON's independent auditors included an explanatory paragraph indicating that GENXON's financial statements have been prepared on the basis of accounting assuming that it is a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. GENXON has reported a net loss of $4.2 million for the year ended September 30, 1999 and a cumulative loss of $24.3 million through that same date. Its management plans to obtain additional capital contributions from its members or other additional investors to meet its current and ongoing obligations. GENXON's continued existence is dependent on its ability to obtain adequate additional funding. This matter is not material in relation to the financial statements of CESI because: (1) CESI has no obligation to make any further cash contributions to GENXON; and, (2) the financial statements of CESI at December 31, 1999 have no significant amounts due from GENXON or any recorded carrying value of its investment in GENXON at that same date.

   CESI has entered into an agreement with Genxon to provide management, technical and administrative support services. These costs are incurred by CESI and then billed to Genxon. Related amounts (both the costs and the amounts billed to Genxon) are recorded net as a element of research and development costs while amounts actually billed are recorded as accounts receivable from joint venture on our balance sheet.

Note 4. Income Taxes

   CESI and CAT are included in the consolidated federal and combined California franchise tax returns of Catalytica, Inc. Both have entered into a tax sharing agreement pursuant to which they compute hypothetical tax returns (with certain modifications) as if they were not joined in consolidated or combined returns with Catalytica, Inc. CESI and CAT are not reimbursed for the tax benefits of their net operating losses. However, in the event CESI or CAT are profitable, they will not be required to pay taxes on such profits so long as (on a hypothetical basis) they could have sheltered such profits with their own net operating loss carryforwards. There were no intercompany tax related amounts due to or from CESI and CAT to Catalytica, Inc. at December 31, 1998 and 1999. At December 31, 1999, approximately $26.9 million of their net operating losses have been absorbed in the federal consolidated return of Catalytica, Inc.

   CESI and CAT recorded income tax benefit differs from the expected benefit determined by applying the U.S. federal statutory rate to the net loss as follows:

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
                                                          (in thousands)
   Income tax benefit at U.S. statutory rate......... $ 2,132  $ 2,340  $ 3,987
   Valuation allowance for deferred tax assets.......  (2,132)  (2,340)  (3,987)
                                                      -------  -------  -------
   Income tax benefit................................ $   --   $   --   $   --
                                                      =======  =======  =======

   Based on a proforma separate return basis, CESI and CAT would not be able to record an income tax benefit for the net loss incurred in 1999, because the expected benefit computed by applying the U.S. federal statutory rate to the net loss is offset by an increase in the valuation allowance for deferred tax assets.

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 4. Income Taxes--(Continued)


   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. They include the following:

                                                              December 31,
                                                            -----------------
                                                             1998      1999
                                                            -------  --------
                                                             (in thousands)
   Deferred tax assets:
   Net operating loss carryforwards........................ $ 1,008  $    392
   Other accruals..........................................     436       491
   Right of offset for losses utilized by Catalytica in
    consolidated tax returns...............................   4,032     9,406
                                                            -------  --------
   Total gross deferred tax assets.........................   5,476    10,289
   Less valuation allowance................................  (5,476)  (10,289)
                                                            -------  --------
     Net deferred tax assets............................... $   --   $    --
                                                            =======  ========

   If the merger discussed in Note 9 is completed, the tax benefit associated with the right of offset for losses utilized by Catalytica ($9,406) will no longer exist.

   Realization of the deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the related deferred tax assets has been established to reflect these uncertainties. The valuation allowance increased by approximately $2.9 million and $4.8 million in 1998 and 1999, respectively.

   As of December 31, 1999, CESI's and CAT's share of Catalytica, Inc.'s consolidated federal net operating loss carryforward is approximately $ 1.1 million and expires in 2019 if not used to offset future taxable income. Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and a similar state provision. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

Note 5. Capital Stock

CESI

   In August 2000, CESI's Board of Directors approved a 2 for 1 stock split
effective for shareholders of record at       . For all periods presented,
references to CESI's common stock and related per share information retroactively reflects this split.

   Common Stock Shares of common stock reserved for future issuance are as follows:

                                                               December 31, 1999
                                                               -----------------
     Series A preferred stock................................     14,000,000
     Series B preferred stock................................      2,678,572
     Stock options...........................................      3,500,000
     Enron option............................................      1,071,430
                                                                  ----------
                                                                  21,250,002
                                                                  ==========

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion System, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 5. Capital Stock--(Continued)


   Convertible Preferred Stock As of December 31, 1999, the Company has 9,000,000 shares of preferred stock, par value of $0.001, authorized, of which 660,714 are subject to future issuance in one or more classes or series of preferred stock and options as determined by the Board of Directors. The Company has 8,339,286 shares of preferred stock issued and outstanding at December 31, 1999, consisting of the following classes:

   Series A Preferred Stock The Company has 7,000,000 shares of Series A preferred stock issued and outstanding at December 31, 1999 held by Catalytica, Inc.. The Series A preferred stock has the following rights: (a) the right to receive a dividend of $0.06 per annum, per share, when and if declared by the Company's Board of Directors; (b) dividends are paid prior to dividends declared and paid on the common stock; (c) In the event of liquidation, it is entitled to distributions amounting to $1.00 per share plus all declared and unpaid dividends paid in preference to liquidation distributions to common stock; (d) the right to convert into a single share of common stock at any time after the date of issuance. The conversion rate is subject to change based upon future dilutive transactions.

   Upon the closing of an underwritten public offering of the Company's securities at an aggregate gross offering price of not less than $20.0 million, these shares are automatically converted into common stock at the then effective conversion price. The holder of each share is entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted at the record date for determining the stockholders entitled to vote on such matters.

   Series B Preferred Stock As discussed in Note 2, on January 14, 1998, the Company entered into a Stockr Purchase Agreement with Enron and issued 1,339,286 shares of Series B preferred stock (2,678,572 shares of common stock, if Series B preferred stock has been converted as described above). This stock has the following rights: (a) the right to receive a dividend of $1.34 when and if declared by the Company's Board of Directors and prior to any dividends declared and paid on Series A preferred stock and common stock;
(b) in the event of liquidation, any shares that remain outstanding have a liquidation preference over Series A preferred stock and common stock amounting to $22.40 per share plus all declared and unpaid dividends; (d) the right to convert into shares of common stock, on a one-for-one basis (subject to adjustment in the case of stock splits, reclassifications, stock dividends and rights offerings to existing holders of common stock and similar events and in the event of common stock fair market value, except for issuance's pursuant to employee benefit plans) at any time at the option of the holder and automatically upon the closing of an underwritten public offering, which results in gross proceeds to the Company of at least $20.0 million. The holder of each share is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted at the record date for determining the stockholders entitled to vote on such matters.

   In addition, if the Company has not consummated an underwritten public offering, which results in gross proceeds to the Company of at least $20.0 million within five years of the consummation of the Acquisition, the Series B preferred stock shall be exchangeable, at the option of Enron, into shares of common stock of Catalytica, as determined by the Exchange Rate. The Exchange Rate is the quotient of (a) the Value Per Share of the Company's Series B preferred stock, on an as converted basis, and (b) the average of the Price Per Share of the Catalytica common stock over the twenty business days prior to notice of conversion from Enron. Enron was granted an option in accordance with the Stock Purchase Agreement to purchase 535,715 shares of Series B preferred stock (or 1,071,430 shares of common stock, if Series B preferred stock has been converted as described above), provided Enron's ownership interest does not increase to more than 19.9% of the Company's total outstanding capital stock, for $26.88 per share. Beginning

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 5. Capital Stock--(Continued)

on the tenth day after the distribution the option is exercisable on a cashless basis. Enron's right to purchase these shares will terminate on January 14, 2001.

CAT

   Common Stock Shares of common stock reserved for future issuance are as follows:

                                                                    December 31,
                                                                        1999
                                                                    ------------
     Series A preferred stock......................................  3,000,000
     Stock options.................................................    949,624
                                                                     ---------
                                                                     3,949,624
                                                                     =========

   Series A Preferred Stock CAT has 3,000,000 shares of Series A preferred stock authorized, issued and outstanding at December 31, 1999 held by Catalytica. Inc. The Series A preferred stock has the following rights: (a) the right to receive a dividend of $0.06 per annum, per share, when and if declared by the Company's Board of Directors, (b) dividends are paid prior to dividends declared and paid on the common stock, (c) in the event of liquidation, holders are entitled to distributions amounting to $0.67 per share plus all declared and unpaid dividends paid in preference to liquidation distributions to common stock, (d) the right to convert into a single share of common stock at any time after the date of issuance (the conversion rate is subject to change based upon future dilutive transactions).

   Upon the closing of an underwritten public offering of the Company's securities at an aggregate gross offering price of not less than $20.0 million, these shares are automatically converted into common stock at the then effective conversion price. The holder of each share of Series A preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted at the record date for determining the stockholders entitled to vote on such matters.

Note 6. Employee Benefit Plans

   Defined Contribution Plan CESI and CAT have defined contribution plans, which provides an employer match and a qualified contributory savings plan as allowed under 401(k) in the Internal Revenue Code. The plans permit participant contributions, which are matched by company contributions according to a specified formula. Additionally, the plans requires a minimum contribution independent of any employee contributions. Related contributions for all years presented were not material.

   The Company's 1995 Stock Option Plan Under this plan, the Company's Board of Directors is authorized to grant incentive stock options, or nonqualified stock options to eligible employees and consultants, although incentive stock options may be granted only to employees. The incentive stock options generally vest ratably over four years from the date of grant and expire no later than ten years from the date of grant. Nonqualified stock options offered to directors vest ratably over three years from the date of grant and expire no later than ten years from the date of grant. These options become exercisable upon an initial public offering of the subsidiary's stock, acquisition of more than 50% of the subsidiary's outstanding securities by a third party, or upon reaching the date January 1, 2004. Effective August 4, 1998, all new option grants were exercisable ratably over four years and expire no later than ten years from the date of grant.

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

Note 6. Employee Benefit Plans--(Continued)

   For purposes of applying APB No. 25, prior to the granting of stock awards, CESI's Board of Directors establishes the estimated fair value of its common stock, after considering the following: 1) the implied fair value of the underlying businesses, based on the sale its convertible preferred stock to Enron discussed in Note 2, in relation to the then total estimated market capitalization of its publicly-owned parent, Catalytica, Inc., and 2) other developments that the Board of Directors, in its judgement, considers relevant to fair value.

   The following table summarizes related stock option plan activity:

                                                    Outstanding Options
                                               ------------------------------
                                                          Weighted
                                     Shares               Average  Aggregate
                                    Available  Number of  Exercise  Exercise
                                    for Grant   Shares     Price     Price
                                    ---------  ---------  -------- ----------
Balance at December 31, 1996.......   162,584  1,337,416   $ 0.20  $  267,483
  Authorized.......................   224,250         --       --          --
  Granted..........................  (341,000)   341,000     1.02     348,550
  Canceled.........................     9,500     (9,500)    0.20      (1,900)
                                    ---------  ---------           ----------
Balance at December 31, 1997.......    55,334  1,668,916     0.37     614,133
  Authorized.......................   600,000         --       --          --
  Granted..........................  (375,900)   375,900     4.85   1,821,665
  Canceled.........................    46,222    (46,222)    1.89     (87,244)
                                    ---------  ---------           ----------
Balance at December 31, 1998.......   325,656  1,998,594     1.18   2,348,554
  Granted..........................  (180,440)   180,440    10.59   1,910,352
  Canceled.........................    34,948    (34,948)    1.72     (60,095)
                                    ---------  ---------           ----------
Balance at December 31, 1999.......   180,164  2,144,086     1.96   4,198,811
  Authorized (unaudited)........... 1,175,750         --       --          --
  Granted (unaudited)..............  (283,762)   283,762    11.74   3,331,366
  Canceled (unaudited).............     7,508     (7,508)    8.71     (65,389)
  Exercised (unaudited)............    32,926    (32,926)     .20      (6,585)
                                    ---------  ---------           ----------
Balance at June 30, 2000
 (unaudited)....................... 1,112,586  2,387,414     3.12  $7,458,203
                                    =========  =========           ==========

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytic Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

Note 6. Employee Benefit Plans--(Continued)

   The weighted average fair value of options granted during 1997, 1998 and 1999 was $0.08, $6.60, and $10.68, respectively as calculated in accordance with FAS 123. A summary of CESI's stock option activity for the year ended December 31, 1999 is as follows:

                               Options Outstanding                          Options Exercisable
               ---------------------------------------------------- -----------------------------------
  Range of                        Weighted Average                  Number Exercisable
  Exercise     Number Outstanding    Remaining     Weighted Average As of December 31, Weighted Average
   Prices      December 31, 1999  Contractual Life  Exercise Price         1999         Exercise Price
  --------     ------------------ ---------------- ---------------- ------------------ ----------------
$ 0.20-$ 0.20      1,359,674            6.00            $ 0.20          1,291,620           $ 0.20
$ 1.25-$ 1.25        264,584            7.75              1.25            149,522             1.25
$ 2.80-$ 2.80        129,800            8.12              2.80             73,478             2.80
$ 6.00-$ 6.00        158,488            8.30              6.00             82,534             6.00
$ 7.25-$ 7.25         46,100            8.93              7.25             13,944             7.25
$ 7.88-$ 7.88         12,000            9.50              7.88              5,000             7.88
$ 8.00-$ 8.00          6,000            8.61              8.00              2,084             8.00
$10.25-$10.25          6,000            9.80             10.25                250            10.25
$10.80-$10.80        161,440            9.18             10.80             29,962            10.80
                   ---------                                            ---------
$ 0.20-$10.80      2,144,086            6.86              1.96          1,648,394             0.99
                   =========                                            =========

   Pro forma information regarding net loss is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock awards granted subsequent to December 31, 1994, under the fair value method of this Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions:

     Risk Free       Risk Free   Dividend  Volatility Volatility Volatiliy Weighted Average Weighted Average
   Interest Rate   Interest Rate   Yield     Factor     Factor    Factor    Expected Life    Expected Life
       1997          1998/1999   All years    1997       1998      1999       1997/1998           1999
   -------------   ------------- --------- ---------- ---------- --------- ---------------- ----------------
       6.01            5.48         0.0      .9089      .8602      .8238         5.0              2.6

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the expected stock price volatility. Because CESI's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   Had compensation cost for the CESI's stock-based compensation plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of FAS 123, the CESI's net for the combined entity loss would have been increased to the pro forma amounts indicated below:

                                                      1997     1998      1999
                                                     -------  -------  --------
                                                          (in thousands)
      Net loss...................................... $(6,270) $(6,897) $(11,725)
      Compensation expense..........................     (85)    (547)     (826)
                                                     -------  -------  --------
      Pro forma net loss............................ $(6,355) $(7,444) $(12,551)
                                                     =======  =======  ========

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

Note 6. Employee Benefit Plans--(Continued)

   Since compensation expense is recognized over the vesting period of the related options, which is generally four years, and because pro forma disclosure is only required commencing with 1995, the initial impact on pro forma loss may not be representative of compensation expense in future years.

   CAT 1995 Stock Option Plan In 1995, the Company adopted the CAT 1995 Stock Option Plan under which 949,624 shares have been reserved for future issuance. The Plan and the options granted under the Plan will be terminated prior to the distribution of CESI's common stock owned by Catalytica to Catalytica's stockholders since the related options have no value.

   Stock Options Granted to Non Employees In March 1999, CESI granted certain employees of Catalytica Inc. and its subsidiaries options to purchase 21,000 shares of its common stock at a price of $10.80 per share. The ownership of these options vests over a four year period. Since the recipients of these options are not employees of CESI, CESI recorded a deferred compensation obligation of $227,000, of which $47,000 and $28,000 was earned and charged to operations in the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. In each subsequent reporting period (through the vesting period) this obligation will be remeasured.

   In July 1999, CESI granted 12,000 options to directors at $2.37 below market value. The ownership of these options vest over a three year period. Since the recipients of these options received options below their fair market value, CESI recorded a deferred compensation obligation of $28,400, of which $5,000 was earned and charged to operations in the year ended December 31, 1999 and for the six months ended June 30, 2000, respectively. In each subsequent reporting period (through the vesting period) this obligation will be remeasured.

   In March 2000, CESI granted 16,800 options to directors at a price of $10.50 per share. The ownership of these options vest over a three year period. Since the recipients of these options received options below their fair market value, CESI recorded a deferred compensation obligation of $176,000, of which $15,000 was earned and charged to operations in the six months ended June 30, 2000. In each subsequent reporting period (through the vesting period) this obligation will be remeasured.

   Compensation Expense Related to Stock Options The Company has occasionally granted options to non-employees and accelerates vesting of options for terminated employees. Compensation expense of $88,000, $93,000, and $46,000 was recorded in the twelve months ended December 31, 1998, December 31, 1999, and the six months ended June 30, 2000, respectively. The resulting additional charges were recorded as additional paid-in capital with the offset expensed as compensation.

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 7. Major Customers and Geographic Revenues

   Major customers are as follows:

                                                  Year ended December 31,
                                                  ---------------------------
                                                   1997      1998      1999
                                                  -------   -------   -------
   Department of Energy..........................      --         5%       26%
   Pratt & Whitney Canada........................      --         6%       12%
   Solar Turbines................................      11%        5%        4%
   McDermott.....................................      --         2%       21%
   Mitsubishi....................................      19%       14%        9%
   NIST..........................................      12%       16%        8%

   Unbilled revenues related to work performed was approximately $208,000, $289,000, $497,000, in 1997, 1998, and 1999, respectively. These amounts were included in accounts receivable.

   Research revenue by geographic region is as follows:

                                                                  For the year
                                                                 ended December
                                                                      31,
                                                                 ----------------
                                                                 1997  1998  1999
                                                                 ----  ----  ----
   United States................................................  79%   80%   79%
   Canada.......................................................  --     5%   12%
   Japan........................................................  19%   14%    9%
   Europe.......................................................   2%    1%   --
                                                                 ---   ---   ---
     Total...................................................... 100%  100%  100%
                                                                 ===   ===   ===

Note 8. Capital Lease Obligation

   In 1996, CESI entered into a three-year capital lease to purchase a compressor. In 1999, CESI completed the scheduled payments required under the lease, exercised its bargain purchase option, and received title to the compressor.

Note 9. Merger

   On August 2, 2000, Catalytica entered into an Agreement and Plan of Merger by and among Synotex Company, Inc. ("Synotex"), a Delaware corporation and wholly owned subsidiary of DSM N.V., Synotex Acquisition Corporation ("Acquisition Corp"), a Delaware corporation and wholly owned subsidiary of Synotex, and Catalytica, pursuant to which Acquisition Corp. will merge with and into Catalytica and Catalytica will become a wholly owned subsidiary of Synotex (the "Merger"). Immediately prior to the consummation of the Merger, CESI and CAT will be combined and all of the shares of the combined company will be distributed on a pro rata basis to the Catalytica stockholders (the "Spin-Off").

   If the Merger is consummated, Catalytica's stockholders will be entitled to receive an aggregate of $750 million (the "Merger Consideration") in cash subject to certain adjustments, including a reduction in the Merger Consideration for the tax liability incurred by Catalytica with respect to the Spin-Off. The tax liability, which is expected to be a material amount, will be based on the value of CESI as determined by the weighted average trading price of CESI on the first full day of trading. In addition, the Merger Consideration will be reduced by contributions by Catalytica to CESI to provide

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 9. Merger--(Continued)

CESI with adequate operating capital. The amount of that contribution is currently estimated to be $50 million. These reductions will be partially offset by proceeds from any exercises of options and warrants to purchase Catalytica common stock prior to the consummation of the Merger. The consummation of the Merger is subject to the satisfaction of numerous customary conditions, including the approval of the Merger by Catalytica stockholders, applicable regulatory clearances and the consummation of the Spin-Off. No assurance can be given that the Merger or Spin-Off will be consummated.

   In connection with the merger, CESI has agreed to indemnify Catalytica Inc. for certain matters arising from its business activities.

Note 10. Commitments and Contingencies

   CESI has developed its catalytic combustion technology under a development agreement with Tanaka, Kikinzoku Kogyo ("Tanaka"), a major Japanese precious metals company. In January 1995, CESI and Tanaka entered into a new agreement for further development and commercialization of the catalytic combustion technology. The new agreement provides commercialization rights to the technology between the parties along market and geographic lines. CESI has exclusive rights to manufacture and market catalytic combustion systems for large gas turbines (greater than 25 megawatts power output) on a worldwide basis and for small- and medium-sized gas turbines (25 megawatts power output or less) in the Western Hemisphere and in Western Europe. Tanaka has reciprocal exclusive rights to manufacture and market catalytic combustors for use in automobiles on a worldwide basis and for small- and medium-sized turbines in regions outside of CESI's area of exclusivity. In each case, the manufacturing and marketing party will pay a royalty on net sales to the other party. Under this agreement, each party is responsible for its own development expenses, and any invention made after May 1, 1995, is the sole property of the party making the invention with the other party having a right to obtain a royalty-bearing, nonexclusive license to use it in its areas of exclusivity.

   CESI has entered into certain research collaboration arrangements whereby potential future royalty payments may be required. Such payments would generally be due once specified milestones such as commencement of commercial sales of products incorporating the funded technology are achieved. Related royalty payments for certain technologies would range from 1.5% to 5.0% of product sales during the period covered by the royalty agreement.

   On August 14, 2000, the City of Glendale filed a complaint against Catalytica Combustion Systems, Inc., Catalytica, Inc., and Genxon Power Systems, Inc. in Los Angeles County Superior Court, Case No. EC029841 (the "Complaint"). The Complaint asserts claims against all defendants for breach of contract, breach of covenant of good faith and fair dealing, fraud, and negligent misrepresentation arising out of defendants' failure to complete its performance under a Technical Services Agreement between the City of Glendale and Catalytica providing for the retrofit one FT4 engine with the FT4 Xonon Combustion System ("FT4 XCS"). The City of Glendale seeks compensatory damages in excess of $7,500,000 and punitive damages. The defendants believe they have meritorious defenses to the claims asserted and intend to defend the action vigorously. While it is not possible to predict with certainty the outcome of this matter, and while we do not believe an adverse result would have a material effect on our consolidated financial position, it could be material to the results of operations and cash flows for a fiscal year.

   On August 4, 2000, a purported class action complaint, Sims et al. v. Cusumano et al., Civil Action No. 18197NC, was filed in the Chancery Court of the State of Delaware against Catalytica, Inc. ("Catalytica" or the "Company") and certain of its directors. The complaint alleges that defendants breached their fiduciary duties by agreeing to a transaction in which the Company would be acquired by DSM, which plaintiffs contend is unfair to the Company's shareholders.

                  CATALYTICA ENERGY SYSTEMS, INC. (CESI)

              (formerly Catalytica Combustion Systems, Inc.)
                                      and
                 CATALYTICA ADVANCED TECHNOLOGIES, INC. (CAT)
                 (a combined company in the development stage)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Note 10. Commitments and Contingencies--(Continued)
Defendants have not yet responded to the complaint. Based on the facts known to date, the Company believes that the claims are without merit and intends to vigorously defend this suit. The Company further believes that the outcome of this litigation will not have a material adverse effect on the Company's financial condition or results of operations.

Note 11. Segment Disclosures

   The Company operates primarily in two businesses: CESI and CAT. The Company has determined the reportable operating segments based upon how the businesses are managed and operated. CESI and CAT operate as independent businesses with their own sales, research and development, and operations departments. As such, the following table discloses their revenues, operating income, and identifiable assets for the above named operating segments.

                                           Year ended December 31,
                                           --------------------------  June 30,
                                            1997     1998      1999      2000
                                           -------  -------  --------  --------
Revenues
  CESI.................................... $ 1,950  $ 2,707  $  1,552  $ 1,408
  CAT.....................................   3,189    3,572     1,501    1,025
                                           -------  -------  --------  -------
    Total revenues........................ $ 5,139  $ 6,279  $  3,053  $ 2,433
                                           =======  =======  ========  =======

                                           Year ended December 31,
                                           --------------------------  June 30,
                                            1997     1998      1999      2000
                                           -------  -------  --------  --------
Operating loss
  CESI.................................... $  (478) $(3,014) $ (9,670) $(3,008)
  CAT.....................................  (1,063)  (1,289)   (1,690)    (890)
                                           -------  -------  --------  -------
    Total operating loss.................. $(1,541) $(4,303) $(11,360) $(3,898)
                                           =======  =======  ========  =======

                                           Year ended December 31,
                                           --------------------------  June 30,
                                            1997     1998      1999      2000
                                           -------  -------  --------  --------
Identifiable assets
  CESI.................................... $ 2,011  $27,403  $ 19,335  $16,922
  CAT.....................................     860    1,117       505      885
                                           -------  -------  --------  -------
    Total assets.......................... $ 2,871  $28,520  $ 19,840  $17,807
                                           =======  =======  ========  =======

Note 12. Subsequent Event

   In August 2000, CESI, Catalytica, Inc. and Sundance Assets, L.P., successor in interest to and an affiliate of Enron, entered into an omnibus agreement with CESI to modify the stock purchase agreement. Under the omnibus agreement, Sundance Assets agreed, among other things, to convert its preferred stock into common stock upon the distribution by Catalytica, Inc. Sundance Assets' option to purchase 1,071,430 shares of common stock on an as converted basis was modified so that it could be exercised on a cashless basis beginning ten days after the Catalytica, Inc., distribution. Sundance Assets' registration rights were also modified so that Sundance Assets can request that CESI register its shares of common stock with the SEC beginning the day after the Catalytica, Inc. distribution.

   In October 2000, Catalytica Combustion Systems, Inc. changed its name to Catalytica Energy Systems, Inc.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members of Genxon Power Systems, LLC:

   In our opinion, the accompanying balance sheets and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of Genxon Power Systems, LLC (a company in the development stage) at September 30, 1999 and 1998, and the results of its operations and its cash flows for the years ended September 30, 1999 and 1998, and for the period from October 21, 1996 (date of inception) to September 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations in both fiscal years 1999 and 1998, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       /s/ PricewaterhouseCoopers LLP

San Jose, CA
October 17, 1999, except for
second paragraph of
note 4 as to which the
date is August 28, 2000

                          GENXON POWER SYSTEMS, L.L.C.
                      (a company in the development stage)

                                 BALANCE SHEETS

                                                              September 30,
                                                           --------------------
                                                             1999       1998
                                                           --------  ----------
                          ASSETS

Current assets:
  Cash and cash equivalents............................... $162,832  $  594,573
  Accounts receivable.....................................  175,321     204,233
  Inventory...............................................      --      278,292
                                                           --------  ----------
    Total current assets..................................  338,153   1,077,098

Property and equipment, net...............................  179,558     897,876
Note receivable from employee.............................   90,000     120,000
                                                           --------  ----------
    Total assets.......................................... $607,711  $2,094,974
                                                           ========  ==========

             LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:
  Payable to Woodward Governor Company.................... $    --   $    9,060
  Payable to Catalytica Combustion Systems, Inc...........   53,857     320,589
  Accounts payable........................................      --      199,480
  Accrued liabilities.....................................  592,518     257,093
                                                           --------  ----------
    Total current liabilities.............................  646,375     786,222
                                                           --------  ----------

Commitments and contingencies (Note 4)

Members' capital..........................................  (38,664)  1,308,752
                                                           --------  ----------
    Total liabilities and members' capital................ $607,711  $2,094,974
                                                           ========  ==========


   The accompanying notes are an integral part of these financial statements.

                          GENXON POWER SYSTEMS, L.L.C.
                      (a company in the development stage)

                            STATEMENTS OF OPERATIONS

                                                                  Period from
                                                                  October 21,
                                                                   1996 (date
                                                                       of
                                       Year ended    Year ended    inception)
                                      September 30, September 30, to September
                                          1999          1998        30, 1999
                                      ------------- ------------- ------------
Revenues:
  Research contract..................  $   887,224   $   204,233  $  1,359,457
                                       -----------   -----------  ------------
Operating expenses:
  Research and development...........  3,964,331       8,137,903    20,758,676
  Selling, general and administrative
   expenses..........................    1,095,602     1,709,337     4,952,736
                                       -----------   -----------  ------------
                                         5,059,933     9,847,240    25,711,412
                                       -----------   -----------  ------------
Loss from operations.................   (4,172,709)   (9,643,007)  (24,351,955)
Other income, net....................       15,293        27,910        93,291
                                       -----------   -----------  ------------
Net loss.............................  $(4,157,416)  $(9,615,097) $(24,258,664)
                                       ===========   ===========  ============


   The accompanying notes are an integral part of these financial statements.

                          GENXON POWER SYSTEMS, L.L.C.
                      (a company in the development stage)

                         STATEMENTS OF MEMBERS' CAPITAL

                                                     Catalytica
                                         Woodward    Combustion      Total
                                         Governor     Systems,      Members'
                                          Company       Inc.        Capital
                                        -----------  -----------  ------------
Capital contributions.................. $ 7,100,000  $ 1,900,000  $  9,000,000
Net loss...............................  (8,243,076)  (2,243,075)  (10,486,151)
                                        -----------  -----------  ------------

Members' capital, September 30, 1997...  (1,143,076)    (343,075)   (1,486,151)
  Capital contributions................   6,605,000    5,805,000    12,410,000
  Net loss.............................  (4,807,548)  (4,807,549)   (9,615,097)
                                        -----------  -----------  ------------

Members' capital, September 30, 1998...     654,376      654,376     1,308,752
  Capital contributions................   1,405,000    1,405,000     2,810,000
  Net loss.............................  (2,078,708)  (2,078,708)   (4,157,416)
                                        -----------  -----------  ------------

Members' capital, September 30, 1999... $   (19,332) $   (19,332) $    (38,664)
                                        ===========  ===========  ============



   The accompanying notes are an integral part of these financial statements.

                          GENXON POWER SYSTEMS, L.L.C.
                      (a company in the development stage)

                            STATEMENTS OF CASH FLOWS

                                                                   Period from
                                                                   October 21,
                                                                    1996 (date
                                                                        of
                                        Year ended    Year ended    inception)
                                       September 30,  September    to September
                                           1999        30, 1998      30, 1999
                                       ------------- ------------  ------------
Cash flows from operating activities:
 Net loss............................   $(4,157,416) $ (9,615,097) $(24,258,664)
 Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation expense...............       215,181        74,477       289,658
  Changes in assets and liabilities:
   Accounts receivable...............        28,912      (204,233)     (175,321)
   Inventory.........................       278,292       (44,315)          --
   Prepaid expenses..................           --        358,482           --
   Note receivable from employee.....        30,000      (120,000)      (90,000)
   Payable to members................      (275,792)      (75,414)       53,857
   Accounts payable..................      (199,480)   (1,652,534)          --
   Accrued liabilities...............       335,425      (176,168)      592,518)
   Loss on disposal of fixed assets..       503,137           --        503,137
                                        -----------  ------------  ------------
    Net cash used in operating
     activities......................    (3,241,741)  (11,454,802)  (23,084,815)
                                        -----------  ------------  ------------

Cash flows from investing activities:
 Acquisition of property and
  equipment..........................           --       (414,991)     (972,353)
                                        -----------  ------------  ------------

Cash flows from financing activities:
 Members' capital contributions......     2,810,000    12,410,000    24,220,000
                                        -----------  ------------  ------------
Net decrease in cash and cash
 equivalents.........................      (431,741)      540,207       162,832
Cash and cash equivalents, beginning
 of period...........................       594,573        54,366           --
                                        -----------  ------------  ------------
Cash and cash equivalents, end of
 period..............................   $   162,832  $    594,573  $    162,832
                                        ===========  ============  ============


   The accompanying notes are an integral part of these financial statements.

                         GENXON POWER SYSTEMS, L.L.C.
                     (a company in the development stage)

                         NOTES TO FINANCIAL STATEMENTS

1. Formation and Business of the Company

   GENXON Power Systems, L.L.C. (the "Company"), a Delaware limited liability company, was formed on October 21, 1996 to develop and sell products and services to a wide range of users of out-of-warranty gas turbines which require reductions in emissions, overhaul or upgrade. Except as provided for in the Limited Liability Operating Agreement, the existence of the Company will be perpetual.

   Investor members in GENXON Power Systems, L.L.C. received a percentage interest in the Company based on the amount of cash and the agreed-upon fair value of certain technology licenses contributed to the Company. There were two initial investor members, each receiving a 50 percent interest in the Company. Their initial capital commitments were as follows:

                                               Cash    Technology
                                            Commitment  Licenses     Total
                                            ---------- ---------- -----------
   Catalytica Combustion Systems, Inc.
    (Catalytica)........................... $2,000,000 $8,000,000 $10,000,000
   Woodward Governor Company (Woodward).... $8,000,000 $2,000,000 $10,000,000

   At September 30, 1999, each member had contributed its agreed-upon technology licenses and cash in the total amount of $34.3 million. Additional future cash contributions will be at the discretion of each of the members, but will generally be in proportion to their respective percentage interests in the Company and will be governed by the terms of the Operating Agreement. For financial statement purposes only, the fair value of the technology licenses has not been recorded.

   The Operating Agreement generally provides that profits and losses in any fiscal year, or other applicable period, shall be allocated to each member in proportion to their respective percentage interest. In the event that a member's cumulative capital account, including the fair value of the technology licenses contributed, is reduced to zero, losses will be reallocated to members having positive capital account balances until all members' capital accounts have been reduced to zero. Thereafter, losses will again be allocated to the members based on their respective percentage interests. Such "reallocated" losses shall first be restored by an allocation of profits before any additional profits are allocated to the members. Under the terms of the Operating Agreement, the Company is required to make cash distributions to each member in the amount of the estimated tax liability for the net taxable income and gains allocated to such member during the fiscal year. Any additional distributions of cash or property will be at the discretion of the Board of Managers as provided for in the Operating Agreement. At September 30, 1999, cumulative capital account balances determined in accordance with the Operating Agreement are as follows:

                                       Catalytica     Woodward       Total
                                      ------------  ------------  ------------
   Cash contributed.................  $  9,110,000  $ 15,110,000  $ 24,220,000
   Technology licenses contributed..     8,000,000     2,000,000    10,000,000
   Allocation of cumulative net
    loss............................   (12,129,332)  (12,129,332)  (24,258,664)
                                      ------------  ------------  ------------
   Capital account balances.........  $  4,980,668  $  4,980,668  $  9,961,336
                                      ============  ============  ============

2. Summary of Significant Accounting Policies

 Basis of presentation

   The Company's financial statements have been prepared on a basis of accounting assuming that it is a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. The Company has reported a net loss of $4.2 million for the year ended September 30, 1999 and a cumulative loss of

                         GENXON POWER SYSTEMS, L.L.C.
                     (a company in the development stage)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

$24.3 million for the period from October 21, 1996 (date of inception) through September 30, 1999. Management plans to obtain additional capital contributions from its members or other additional investors to meet its current and ongoing obligations. Continued existence of the Company is dependent on the Company's ability to ensure the availability of adequate funding and the establishment of profitable operations. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue recognition

   The Company revenue is derived from government research funding related to the prototype development of the Kawasaki program. The Company performs services under time and materials contracts in which revenue is recognized as services are performed.

 Cash and cash equivalents

   The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. Substantially all of the Company's excess cash is invested in money market accounts with a major investment company.

 Concentrations

   At September 30, 1999 and 1998 one customer accounted for 100% of the Company's accounts receivable.

   One customer comprised 100% of the revenue for the years ended, September 30, 1999 and 1998.

 Fair value of financial instruments

   Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts payable and other accrued liabilities approximate fair value due to their short maturities.

 Inventory

   Inventory, consisting of purchased and manufactured parts to be used in the overhaul and upgrade of gas turbine engines, is stated at the lower of cost or estimated selling price.

 Property and equipment

   Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, generally 3 to 10 years. Gains and losses from the disposal of property and equipment will be taken into income in the year of disposition.

                         GENXON POWER SYSTEMS, L.L.C.
                     (a company in the development stage)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

 Impairment of long-lived assets

   SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets. The effect of this statement for the year ended September 30, 1999 was a write-down of equipment of approximately $503,000, charged to research and development.

 Income taxes

   The financial statements include no provision for income taxes since the Company's income and losses are reported in the members' separate tax returns.

3. Property and Equipment

   Property and equipment consist of the following:

                                                              September 30,
                                                            -------------------
                                                              1999       1998
                                                            ---------  --------
     Laboratory equipment.................................. $ 344,235  $498,712
     Less: Accumulated depreciation........................  (164,677)  (74,477)
                                                            ---------  --------
                                                              179,558   424,235
     Construction in progress..............................       --    473,641
                                                            ---------  --------
                                                            $ 179,558  $897,876
                                                            =========  ========

4. Commitments and Contingencies

   The Company entered into an exclusive agreement with Agilis Group, Inc. ("Agilis") to provide assistance and advice in the development and design of the combustor and combustor related hardware for the Company's proprietary catalytic combustion technology. Under the terms of the agreement, Agilis has responsibility as to the details, methods, and means of performing its services. Subject to the Company's approval and on its behalf, Agilis may enter into purchase commitments and contracts with outside vendors to provide materials and services to complete the projects. At September 30, 1999, the Company has no open purchase commitments through Agilis. The agreement was extended in September 1999 and will expire on the later of the completion of all services described in the agreement or December 31, 2000, unless extended in writing and agreed to by both parties.

   In October 1996, GENXON entered into a technical services agreement with the City of Glendale in California for the retrofit of one of the City's gas turbines with the Xonon system for a turnkey price of $700,000 GENXON did not complete the agree-upon retrofit and returned the engine to the city in its original state. On August 14, 2000, the City of Glendale filed a complaint against Catalytica Combustion Systems, Inc., Catalytica, Inc., and Genxon Power Systems, Inc. in Los Angeles County Superior Court, Case No. EC029841 (the "Complaint"). The Complaint asserts claims against all defendants for breach of contract, breach of covenant of good faith and fair dealing, fraud, and negligent misrepresentation arising out of defendants' failure to complete its performance under a Technical Services Agreement between the City of Glendale and Catalytica providing for the retrofit one FT4 engine with the FT4 Xonon Combustion System ("FT4 XCS"). The City of Glendale seeks compensatory damages in excess of $7,500,000 and punitive damages. The defendants believe they have meritorious defenses to the claims asserted and intend to defend the action vigorously.

                         GENXON POWER SYSTEMS, L.L.C.
                     (a company in the development stage)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

5. Related Party Transactions

   The Company has entered into a services agreement with Catalytica and Woodward to provide the Company with management support, technical services support and administrative services. Costs under these services agreements for the year ended September 30, 1999, September 30, 1998 and for the period from October 21, 1996 (date of inception) to September 30, 1999, are as follows:

                                                                    Period from
                                                                    October 21,
                                                                   1999 (date of
                                                                   inception) to
                                                                   September 30,
                                                1999       1998        1999
                                             ---------- ---------- -------------
   Catalytica:
     Reseach and development................ $2,454,940 $3,182,559  $9,087,576
     General and administrative............. $  685,777 $  816,163  $2,857,248

   Woodward:
     Reseach and development................ $      --  $  552,690  $1,066,177
     General and administrative............. $      --  $  118,550  $  183,742

   The Company has also entered into supply agreements with both Catalytica and Woodward to supply combustion system products and control system products to be used by the Company in its business of retrofitting installed and operating gas turbine engines.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members of

Genxon Power Systems, L.L.C. (a company in the development stage):

   In our opinion, the accompanying balance sheets and the related statements of operations, of members' capital and of cash flows present fairly in all material respects, the financial position of Genxon Power Systems L.L.C. at September 30, 1998 and 1997, and the results of its operations and its cash flows for the year ended September 30, 1998 and for the period from October 21, 1996 (date of inception) to September 30, 1997. These financials are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations in both fiscal years 1998 and 1997, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       /s/ PricewaterhouseCoopers LLP

San Jose, California
October 26, 1998

                          GENXON POWER SYSTEMS, L.L.C.
                     (a Delaware limited liability company)

                   (a company in the development stage)

                                 BALANCE SHEETS

                                                             September 30,
                                                         ----------------------
                                                            1998       1997
                                                         ---------- -----------
                         ASSETS
Current assets:
  Cash and cash equivalents............................. $  594,573 $    54,366
  Accounts receivable...................................    204,233
  Inventory.............................................    278,292     233,977
  Prepaid expenses......................................                358,482
                                                         ---------- -----------
    Total current assets................................  1,077,098     646,825
                                                         ---------- -----------
Property and equipment, net.............................    897,876     557,362
Note receivable from employee...........................    120,000
                                                         ---------- -----------
    Total assets........................................ $2,094,974 $ 1,204,187
                                                         ========== ===========

            LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:
  Payable to Woodward Governor Company.................. $    9,060 $    89,483
  Payable to Catalytica Combustion Systems, Inc.........    320,589     315,580
  Accounts payable......................................    199,480   1,852,014
  Accrued liabilities...................................    257,093     433,261
                                                         ---------- -----------
    Total current liabilities...........................    786,222   2,690,338

Commitments and contingencies (Note 3)

Members' capital........................................  1,308,752  (1,486,151)
                                                         ---------- -----------
    Total liabilities and members' capital.............. $2,094,974 $ 1,204,187
                                                         ========== ===========


   The accompanying notes are an integral part of these financial statements.

                          GENXON POWER SYSTEMS, L.L.C.
                     (a Delaware limited liability company)

                   (a company in the development stage)

                            STATEMENTS OF OPERATIONS

                                                                   Period from
                                                                   October 21,
                                                                    1996 (date
                                                                        of
                                                      Year Ended    inception)
                                                     September 30, to September
                                                         1998        30, 1997
                                                     ------------- ------------
Revenues:
  Research contract.................................  $   204,233  $    268,000
                                                      -----------  ------------
Operating expenses:
  Research and development..........................    8,137,903     8,656,442
  Selling, general and administrative expenses......    1,709,337     2,147,797
                                                      -----------  ------------
                                                        9,847,240    10,804,239
                                                      -----------  ------------
Loss from operations................................   (9,643,007)  (10,536,239)
Other income, net...................................       27,910        50,088
                                                      -----------  ------------
Net loss............................................  $(9,615,097) $(10,486,151)
                                                      ===========  ============


   The accompanying notes are an integral part of these financial statements.

                          GENXON POWER SYSTEMS, L.L.C.
                     (a Delaware limited liability company)

                   (a company in the development stage)

                         STATEMENTS OF MEMBERS' CAPITAL

                                                     Catalytica
                                         Woodward    Combustion
                                         Governor     Systems,
                                          Company       Inc.         Total
                                        -----------  -----------  ------------
Capital contributions.................. $ 7,100,000  $ 1,900,000  $  9,000,000
Net loss...............................  (8,243,076)  (2,243,075)  (10,486,151)
                                        -----------  -----------  ------------

Members' capital, September 30, 1997...  (1,143,076)    (343,075)   (1,486,151)
  Capital contributions................   6,605,000    5,805,000    12,410,000
  Net loss.............................  (4,807,548)  (4,807,549)   (9,615,097)
                                        -----------  -----------  ------------

Members' capital, September 30, 1998... $   654,376  $   654,376  $  1,308,752
                                        ===========  ===========  ============



   The accompanying notes are an integral part of these financial statements.

                          GENXON POWER SYSTEMS, L.L.C.
                     (a Delaware limited liability company)

                   (a company in the development stage)

                            STATEMENTS OF CASH FLOWS

                                                                  Period from
                                                                  October 21,
                                                                   1996 (date
                                                                       of
                                                     Year ended    Inception)
                                                     September    to September
                                                      30, 1998      30, 1997
                                                    ------------  ------------
Cash flows from operating activities:
 Net loss.......................................... $ (9,615,097) $(10,486,151)
 Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation expense.............................       74,447           --
  Changes in assets and liabilities:
   Accounts receivable.............................     (204,233)          --
   Inventory.......................................      (44,315)     (233,977)
   Prepaid expenses................................      358,482      (358,482)
   Note receivable from employee...................     (120,000)          --
   Payable to members..............................      (75,414)      405,063
   Accounts payable................................   (1,652,534)    1,852,014
   Accrued liabilities.............................     (176,168)      433,261
                                                    ------------  ------------
    Net cash used in operating activities..........  (11,454,832)   (8,388,272)
                                                    ------------  ------------
Cash flows from investing activities:
 Acquisition of property and equipment.............     (414,991)     (557,362)
                                                    ------------  ------------
Cash flows from financing activities:
 Members' capital contributions....................   12,410,000     9,000,000
                                                    ------------  ------------
Net increase in cash and cash equivalents..........      540,207        54,366
Cash and cash equivalents, beginning of period.....       54,366           --
                                                    ------------  ------------
Cash and cash equivalents, end of period........... $    594,573  $     54,366
                                                    ============  ============


   The accompanying notes are an integral part of these financial statements.

                         GENXON POWER SYSTEMS, L.L.C.
                    (a Delaware limited liability company)

                   (a company in the development stage)

                         NOTES TO FINANCIAL STATEMENTS

1. Formation and Business of the Company:

   GENXON Power Systems, L.L.C., a Delaware limited liability company, was formed on October 21, 1996 to develop and sell products and services to a wide range of users of out-of-warranty gas turbines which require reductions in emissions, overhaul or upgrade. Except as provided for in the Limited Liability Operating Agreement (the "Operating Agreement"), the existence of GENXON will be perpetual.

   Investor members in GENXON Power Systems, L.L.C. received a percentage interest in GEXNON amount of cash and the agreed-upon fair value of certain technology licenses contributed to GENXON. There were two initial investor members, each receiving a 50 percent interest in GENXON. Their initial capital commitments were as follows:

                                         Cash      Technology
                                      Commitment    Licenses       Total
                                      -----------  -----------  ------------
   Catalytica Combustion Systems,
    Inc. (Catalytica)................  $2,000,000   $8,000,000   $10,000,000
   Woodward Governor Company
    (Woodward)....................... $ 8,000,000  $ 2,000,000  $ 10,000,000

   At September 30, 1998, each member had contributed its agreed-upon technology licenses and cash in the total amount of $21.4 million. Additional future cash contributions will be at the discretion of each of the members, but will generally be in proportion to their respective percentage interests in GENXON and will be governed by the terms of the Operating Agreement. For financial statement purposes only, the fair value of the technology licenses has not been recorded.

   The Operating Agreement generally provides that profits and losses in any fiscal year, or other applicable period, shall be allocated to each member in proportion to their respective percentage interest. In the event that a member's cumulative capital account, including the fair value of the technology licenses contributed, is reduced to zero, losses will be reallocated to members having positive capital account balances until all members' capital accounts have been reduced to zero. Thereafter, losses will again be allocated to the members based on their respective percentage interests. Such "reallocated" losses shall first be restored by an allocation of profits before any additional profits are allocated to the members. Under the terms of the Operating Agreement, GENXON is required to make cash distributions to each member in the amount of the estimated tax liability for the net taxable income and gains allocated to such member during the fiscal year. Any additional distributions of cash or property will be at the discretion of the board of managers as provided for in the Operating Agreement. At September 30, 1998, cumulative capital account balances determined in accordance with the Operating Agreement are as follows:

                                       Catalytica     Woodward       Total
                                      ------------  ------------  ------------
   Cash contributed.................  $  7,705,000  $ 13,705,000  $ 21,410,000
   Technology licenses contributed..     8,000,000     2,000,000    10,000,000
   Allocation of cumulative net
    loss............................   (10,050,624)  (10,050,624)  (20,101,248)
                                      ------------  ------------  ------------
   Capital account balances.........  $  5,654,376  $  5,654,376  $ 11,308,752
                                      ============  ============  ============

2. Summary of Significant Accounting Policies:

 Basis of Presentation:

   GENXON's financial statements have been prepared on a basis of accounting assuming that it is a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. GENXON has reported a net loss of $9.6 million for the year ended September 30, 1998 and a cumulative loss of $20.1 million for

                         GENXON POWER SYSTEMS, L.L.C.
                     (a Delaware limited liablity company)

                   (a company in the development stage)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

the period from October 21, 1996 (date of inception) through September 30, 1998. Management plans to obtain additional capital contributions from its members or other additional investors to meet its current and ongoing obligations. Continued existence of GENXON is dependent on GENXON's ability to ensure the availability of adequate funding and the establishment of profitable operations. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

 Use of Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents:

   GENXON considers all highly liquid investments purchased with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. Substantially all of GENXON's excess cash is invested in money market accounts with a major investment company.

Concentrations:

   At September 30, 1998 one customer accounted for 100% of the Company's accounts receivable.

   One customer comprised 100% of the revenue for the year ended, September 30, 1998 and for the period from October 21, 1996 (date of inception) to September 30, 1997.

 Fair Value of Financial Instruments:

   Carrying amounts of certain of GENXON's financial instruments, including cash and cash equivalents, accounts payable and other accrued liabilities approximate fair value due to their short maturities.

 Inventory:

   Inventory, consisting of purchased and manufactured parts to be used in the overhaul and upgrade of gas turbine engines, is stated at the lower of cost or estimated selling price.

 Property and Equipment:

   Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, generally three to 10 years. Gains and losses from the disposal of property and equipment will be taken into income in the year of disposition. At September 30, 1998, property and equipment consisted of tooling costs incurred in the construction of GENXON's manufacturing equipment.

 Income Taxes:

   The financial statements include no provision for income taxes since GENXON's income and losses are reported in the members' separate tax returns.

                         GENXON POWER SYSTEMS, L.L.C.
                     (a Delaware limited liablity company)

                   (a company in the development stage)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

 Revenue Recognition:

   The Company revenue is derived from government research funding related to the prototype development of the Kawasaki program. The Company performs services under time and materials contracts in which revenue is recognized as services are performed.

 Recent Accounting Pronouncements:

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. This statement establishes requirements for disclosure of comprehensive income and becomes effective for GENXON for its fiscal year 1999, with reclassification of earlier financial statements for comparative purposes. Comprehensive income generally represents all changes in members' capital except those resulting from investments or contributions by members. GENXON is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact its results of operations.
   In June 1997, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise. The new standard becomes effective for GENXON's fiscal year 1999, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. GENXON is evaluating the requirements of SFAS 131 and the effects, if any, on GENXON's current reporting and disclosures.

3. Commitments and Contingencies:

   GENXON entered into an exclusive agreement with Agilis Group, Inc. to provide assistance and advice in the development and design of the combustor and combustor related hardware for GENXON's proprietary catalytic combustion technology. Under the terms of the agreement, Agilis has responsibility as to the details, methods, and means of performing its services. Subject to GENXON's approval and on its behalf, Agilis may enter into purchase commitments and contracts with outside vendors to provide materials and services to complete the projects. At September 30, 1998, GENXON had approximately $0.7 million in open purchase commitments through Agilis. The agreement will expire on the later of the completion of all services described in the agreement or December 31, 2000, unless extended in writing and agreed to by both parties.

   GENXON has entered into a technical services agreement with the City of Glendale, California to retrofit an FT4 gas turbine engine which was provided by the City. Under the terms of the agreement, the retrofit will include adding GENXON's proprietary XONON combustion system and a digital control system for a total turnkey price of $0.7 million, and must be completed by December 1998. In the event that GENXON is unable to complete the agreed upon retrofit on time or damages the engine in the process, the agreement requires GENXON to return the engine to its original state or replace it with a similar engine, for which GENXON has recorded a reserve of $134,000. GENXON and the City of Glendale are in discussions regarding the ultimate utilization of XONON technology on either existing or new gas turbines under this agreement.

                         GENXON POWER SYSTEMS, L.L.C.
                     (a Delaware limited liablity company)

                  (a coompany in the development stage)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


4. Related Party Transactions:

   GENXON has entered into a services agreement with Catalytica and Woodward to provide GENXON with management support, technical services support and administrative services. Costs under these services agreements for the year ended September 30, 1998 and for the period from October 21, 1996 (date of inception) to September 30, 1997, are as follows:

                                                             1998       1997
                                                          ---------- ----------
   Catalytica:
     Research and development............................ $3,182,559 $3,450,077
     General and administrative.......................... $  816,163 $1,355,308
   Woodward:
     Research and development............................ $  552,690 $  513,487
     General and administrative.......................... $  118,550 $   65,192

   GENXON has also entered into supply agreements with both Catalytica and Woodward to supply combustion system products and control system products to be used by GENXON in its business of retrofitting installed and operating gas turbine engines.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.*

   The following table sets forth all expenses to be paid by Catalytica Combustion Systems, Inc., other than the underwriting discounts and commissions payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                                       Amount to
                                                                        be Paid
                                                                       ---------
   Registration fee...................................................   $
   Advisory fees......................................................
   NASDAQ National Market.............................................
   Blue sky qualification fees and expenses...........................
   Printing and engraving expenses....................................
   Legal fees and expenses............................................
   Accounting fees and expenses.......................................
   Transfer agent and registrar fees..................................
   Miscellaneous expenses.............................................
                                                                         ----
     Total............................................................   $
                                                                         ====

--------
* To be supplied by amendment.

Item 14. Indemnification of Officers and Directors.

   Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors and other corporate agents under certain circumstances and subject to certain limitations. Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The indemnification provisions in our Certificate of Incorporation and Bylaws and the indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) include indemnification for liabilities arising under the Securities Act.

   We intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. We also intend to enter into indemnification agreements with each of our directors providing indemnification for each of them.

Item 15. Recent Sales of Unregistered Securities.

   Since May 1997, we have sold and issued the following securities:

     1. Since our incorporation in July 1995, we have from time to time issued, and there remain outstanding, options to purchase an aggregate of 2,387,414 shares of common stock with exercise prices ranging from $0.20 to $10.80 per share. Since our incorporation, options to purchase 32,926 shares of common stock have been exercised for aggregate consideration of $6,585.

     2. In January 1998, we issued to Enron Ventures Corp. (a subsidiary of Enron Corp.) a total of 2,678,572 shares of Series B preferred stock for aggregate consideration of $30,000,000. This transaction also conveyed to Enron Ventures Corp. a three-year option to purchase up to an additional 1,071,430 shares of Series B preferred stock for $14.4 million, and a right to purchase shares in certain future offerings. All of the shares of Series B preferred stock and the options to purchase addition stock have been transferred to

  Sundance Assets, L.P., an affiliate of Enron Corp. Under the omnibus agreement with Sundance Assets, the option can be exercised on a cashless basis beginning ten days after the distribution by Catalytica.

   There were no underwriters employed in connection with any of the items set forth in Item 15.

   The issuances of securities described in Item 15(1) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans approved by the registrant's board of directors. With respect to the grant of stock options described in Item 15(1), an exemption from registration was unnecessary in that none of the transactions involved a "sale" of securities as this term is used in Section 2(3) of the Securities Act. The issuances of securities described in Item 15(2) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

   There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16. Exhibits and Financial Statement Schedules.

   (A) Exhibits

 Exhibit
  Number                               Description
 -------                               -----------
   2.1(1) Assignment and Assumption Agreement between Catalytica, Inc. and the registrant effective as of July 25, 1995.

   2.2* Form of Employee Matters Agreement between Catalytica, Inc. and the registrant.

   2.3* Form of License Agreement between Catalytica, Inc. and the registrant.

   2.4*   Form of Tax Sharing Agreement between Catalytica, Inc., Synotex, Inc.
          and the registrant.

   2.5*   Form of Master Confidentiality and Non-Disclosure Agreement between
          Catalytica, Inc. and the registrant.

   2.6(1) Cross-License Agreement between Catalytica, Inc. and the registrant effective as of July 1995.

   2.7(1) Cross-License Agreement between Catalytica Advanced Technologies,
          Inc. and Catalytica, Inc. dated July 1995.

   2.8(1) Tax Sharing Agreement between Catalytica, Inc., Catalytica Bayview,
          Inc., Catalytica Advanced Technologies, Inc. and the registrant dated
          March 4, 1999.

   2.9* Form of Indemnification Agreement between Catalytica, Inc. and the registrant.

   2.10* Form of Transition Services Agreement between Catalytica, Inc. and the registrant.

   2.11* Form of Real Estate Matters Agreement between Catalytica, Inc. and the registrant.

   2.12* Form of Master Separation Agreement between Catalytica, Inc. and the registrant.

   3.1 Form of Amended and Restated Certificate of Incorporation to be effective upon completion of the distribution.

   3.2 Form of Amended and Restated Bylaws to be effective upon completion of the offering.

   5.1    Opinion of Heller Ehrman White & McAuliffe LLP.

  10.1(2) 1995 Catalytica Combustion Systems, Inc. Stock Option Plan with agreements thereunder.

  10.2(1) Promissory Notes and security documents issued to registrant from Dennis A. Orwig.

 Exhibit
  Number                               Description
 -------                               -----------
 10.3(1)  Promissory Note from Patrick T. Conroy issued to GENXON Power Systems
          LLC dated November 1997.

 10.4(1)  Promissory Notes from Peter B. Evans issued to registrant both dated
          July 20, 1999.

 10.5(1)  Form of Change of Control and Severance Agreements between Ralph A.
          Dalla Betta and Catalytica, Inc. dated May 26, 1999, Ricardo B. Levy and Catalytica, Inc. dated April 30, 1999, between Lawrence W.
          Briscoe and Catalytica, Inc. dated May 5, 1999, and between Dennis A.
          Orwig and Catalytica, Inc. dated April 15, 1999.

 10.6(3)  Limited Liability Company Operating Agreement of GENXON Power
          Systems, LLC, dated October 21, 1996.

 10.7(4) Amendment No. 1, dated December 4, 1997, to the Operating Agreement of GENXON Power Systems, LLC.

 10.8(5)+ Agreement, dated as of July 18, 1988, between Catalytica, Inc. and
          Tanaka Kikinzoku Kogyo K.K.

 10.9(6)+ Agreement, dated as of January 31, 1995, between Catalytica, Inc. and
          Tanaka Kikinzoku Kogyo K.K.

 10.10(1) Series B Preferred Stock Purchase Agreement, dated December 9, 1997, between Catalytica, Inc., Enron Ventures Corp. and the registrant.

 10.11(1) Omnibus Agreement, dated August 29, 2000, by and among Catalytica,
          Inc., Sundance Assets, L.P., Enron North America Corp. and the registrant.

 10.12**  Collaborative Commercialization and License Agreement among General
          Electric Co., GENXON Power System, LLC and the registrant dated as of November 19, 1998.

 10.13(1) Letter Agreement with Craig N. Kitchen dated June 6, 2000.

 10.14(1) Letter Agreement with Peter B. Evans dated March 26, 1999.

 10.15(1) Letter Agreement with Lawrence W. Briscoe dated June 3, 1994.

 10.16    Form of Indemnification Agreement for directors of the registrant.

 10.17*   Registration Rights Agreement between Morgan Stanley Dean Witter
          Capital Partners and its affiliates and the registrant dated
          September 2000.

 10.18    Employee Stock Purchase Plan of the Registrant.

 10.19    Letter Agreement with Dennis S. Riebe dated August 29, 2000.

 21.1(1)  Subsidiaries of registrant.

 23.1     Independent Auditors' Consent of Ernst & Young LLP.

 23.2     Independent Accountants' Consent of PricewaterhouseCoopers, LLP.

 23.3     Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit
          5.1).

 24.1(1)  Power of Attorney (contained on page II-4).

 27.1     Financial Data Schedule.

--------
 *  To be filed by amendment.
 + Confidential treatment has been granted for portions of these agreements. ** Confidential treatment has been requested for portions of these agreements.
(1) Previously filed as an exhibit to this registration statement.
(2) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Form 10-Q for the quarter ended September 30, 1998 (Commission File No. 0-20966).
(3) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Form 10-K for the year ended December 31, 1996 (Commission File No. 0-20966).
(4) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Form 10-K for the year ended December 31, 1997 (Commission File No. 0-20966).

(5) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Registration Statement on Form S-1 (Registration Statement No. 33-55696).
(6) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Form 10-K for the year ended December 31, 1994 (Commission File No. 0-20966).

   (B) Financial Statement Schedule (none required).

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

   Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on the 13th day of October, 2000.

                                          Catalytica Combustion Systems, Inc.

                                                   /s/ Craig N. Kitchen
                                          By: _________________________________
                                                     Craig N. Kitchen
                                                  Chief Executive Officer

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

         Ricardo B. Levy*              Director and Chairman       October 13, 2000
______________________________________  of the Board
           Ricardo B. Levy

       /s/ Craig N. Kitchen            Chief Executive Officer     October 13, 2000
______________________________________  (Principal Executive
           Craig N. Kitchen             Officer)

         /s/ Dennis Riebe              Chief Financial Officer     October 13, 2000
______________________________________
             Dennis Riebe

       Lawrence W. Briscoe*            Director                    October 13, 2000
______________________________________
         Lawrence W. Briscoe

         William B. Ellis*             Director                    October 13, 2000
______________________________________
           William B. Ellis

       Frederick M. O'Such*            Director                    October 13, 2000
______________________________________
         Frederick M. O'Such

         John A. Urquhart*             Director                    October 13, 2000
______________________________________
           John A. Urquhart

         Thomas E. White*              Director                    October 13, 2000
______________________________________
           Thomas E. White

         /s/ Ernest Mario              Director                    October 13, 2000
______________________________________
             Ernest Mario

       /s/ Howard I. Hoffen            Director                    October 13, 2000
______________________________________
           Howard I. Hoffen

     /s/ Craig N. Kitchen
*By: ____________________________
        Craig N. Kitchen
        Attorney-in-fact

  Exhibit
  Number                                Description
  -------                               -----------
   2.1(1)  Assignment and Assumption Agreement between Catalytica, Inc. and the registrant effective as of July 25, 1995.

   2.2* Form of Employee Matters Agreement between Catalytica, Inc. and the registrant.

   2.3* Form of License Agreement between Catalytica, Inc. and the registrant.

   2.4*    Form of Tax Sharing Agreement between Catalytica, Inc., Synotex,
           Inc. and the registrant.

   2.5*    Form of Master Confidentiality and Non-Disclosure Agreement between
           Catalytica, Inc. and the registrant.

   2.6(1) Cross-License Agreement between Catalytica, Inc. and the registrant effective as of July 1995.

   2.7(1)  Cross-License Agreement between Catalytica Advanced Technologies,
           Inc. and Catalytica, Inc. dated July 1995.

   2.8(1)  Tax Sharing Agreement between Catalytica, Inc., Catalytica Bayview,
           Inc., Catalytica Advanced Technologies, Inc. and the registrant dated March 4, 1999.

   2.9* Form of Indemnification Agreement between Catalytica, Inc. and the registrant.

   2.10* Form of Transition Services Agreement between Catalytica, Inc. and the registrant.

   2.11* Form of Real Estate Matters Agreement between Catalytica, Inc. and the registrant.

   2.12* Form of Master Separation Agreement between Catalytica, Inc. and the registrant.

   3.1 Form of Amended and Restated Certificate of Incorporation to be effective upon completion of the distribution.

   3.2 Form of Amended and Restated Bylaws to be effective upon completion of the offering.

   5.1     Opinion of Heller Ehrman White & McAuliffe LLP.

  10.1(2) 1995 Catalytica Combustion Systems, Inc. Stock Option Plan with agreements thereunder.

  10.2(1) Promissory Notes and security documents issued to registrant from Dennis A. Orwig.

  10.3(1)  Promissory Note from Patrick T. Conroy issued to GENXON Power
           Systems LLC dated November 1997.

  10.4(1)  Promissory Notes from Peter B. Evans issued to registrant both dated
           July 20, 1999.

  10.5(1)  Form of Change of Control and Severance Agreements between Ralph A.
           Dalla Betta and Catalytica, Inc. dated May 26, 1999, Ricardo B. Levy and Catalytica, Inc. dated April 30, 1999, between Lawrence W.
           Briscoe and Catalytica, Inc. dated May 5, 1999, and between Dennis
           A. Orwig and Catalytica, Inc. dated April 15, 1999.

  10.6(3)  Limited Liability Company Operating Agreement of GENXON Power
           Systems, LLC, dated October 21, 1996.

  10.7(4) Amendment No. 1, dated December 4, 1997, to the Operating Agreement of GENXON Power Systems, LLC.

  10.8(5)+ Agreement, dated as of July 18, 1988, between Catalytica, Inc. and
           Tanaka Kikinzoku Kogyo K.K.

  10.9(6)+ Agreement, dated as of January 31, 1995, between Catalytica, Inc.
           and Tanaka Kikinzoku Kogyo K.K.

  10.10(1) Series B Preferred Stock Purchase Agreement, dated December 9, 1997, between Catalytica, Inc., Enron Ventures Corp. and the registrant.

  10.11(1) Omnibus Agreement, dated August 29, 2000, by and among Catalytica,
           Inc., Sundance Assets, L.P., Enron North America Corp. and the registrant.

  10.12**  Collaborative Commercialization and License Agreement among General
           Electric Co., GENXON Power System, LLC and the registrant dated as of November 19, 1998.

 Exhibit
  Number                              Description
 -------                              -----------
 10.13(1) Letter Agreement with Craig N. Kitchen dated June 6, 2000.

 10.14(1) Letter Agreement with Peter B. Evans dated March 26, 1999.

 10.15(1) Letter Agreement with Lawrence W. Briscoe dated June 3, 1994.

 10.16    Form of Indemnification Agreement for directors of the registrant.

 10.17*   Registration Rights Agreement between Morgan Stanley Dean Witter
          Capital Partners and its affiliates and the registrant dated
          September 2000.

 10.18    Employee Stock Purchase Plan of the Registrant.

 10.19    Letter Agreement with Dennis S. Riebe dated August 29, 2000.

 21.1(1)  Subsidiaries of registrant.

 23.1     Independent Auditors' Consent of Ernst & Young LLP.

 23.2     Independent Accountants' Consent of PricewaterhouseCoopers, LLP.

 23.3     Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit
          5.1).

 24.1(1)  Power of Attorney (contained on page II-4).

 27.1     Financial Data Schedule.

--------
 *  To be filed by amendment.
 + Confidential treatment has been granted for portions of these agreements. ** Confidential treatment has been requested for portions of these agreements.
(1) Previously filed as an exhibit to this registration statement.
(2) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Form 10-Q for the quarter ended September 30, 1998 (Commission File No. 0-20966).
(3) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Form 10-K for the year ended December 31, 1996 (Commission File No. 0-20966).
(4) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Form 10-K for the year ended December 31, 1997 (Commission File No. 0-20966).
(5) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Registration Statement on Form S-1 (Registration Statement No. 33-55696).
(6) Incorporated by reference to exhibits filed with Catalytica, Inc.'s Form 10-K for the year ended December 31, 1994 (Commission File No. 0-20966).